

COMMUNITY Bancshares, Inc.


03025806

Focusing on the Future

ANNUAL REPORT 2002

Community Bancshares, Inc.



CHAIRMAN'S LETTER

By most measures, 2002 performance fell short of expectations at Community Bancshares, Inc. However, the winds of change are at work and the future presents opportunity and promise. In recent years, we have been too heavily focused on lawyers, regulators, and controversy. As a relative newcomer to Community Bank and Community Bancshares, my assessment is that no real value or benefit to the shareholders has resulted from the plethora of legal proceedings, nearly all of which have involved officers, directors, or shareholders. To the contrary, the lawsuits have generated significant damage to the Company, in terms of, legal fees, other professional fees, diversion of Management and Board supervision time, and depression of our stock value. Current management and your Board of Directors will work diligently to resolve all pending litigation expeditiously and in a manner that is in the Company's best interests. Legal costs, professional fees, and insurance increases played a major role in 2002's performance shortfall. The other main contributor was poor loan quality and the resultant impact of bolstering the allowance for loan losses. To combat this major issue, we have retooled our lending process, tightened underwriting standards and policies, added competent management, strengthened independent control functions, and enhanced Management and Board reporting. These changes, coupled with some long overdue improvement in local economic conditions, will yield improved results in due course.

I am excited about our future prospects. For 2003 and beyond, our focus will center on employees, customers, and enhancing shareholder value. We have devoted considerable attention to revamping policies, tightening corporate governance processes, upgrading our management talent, strengthening your Board of Directors, and focusing on customer services, products, technology, and profitability initiatives. Our new management team is highly talented and equipped for the challenges ahead. By employing a disciplined and well-reasoned approach, we intend to restore confidence in Community Bancshares, make a difference in the lives of our customers, deliver competitive products and services, and improve financial performance and shareholder value. We truly value your support and loyalty as we face the future challenges together.

Sincerely,

Patrick M. Frawley
Chairman and Chief Executive Officer


Bancshares, Inc.

Community Bancshares, Inc. Board of Directors

Patrick M. Frawley
Chairman, CEO & President
Community Bancshares, Inc.
Chairman & CEO Community Bank
Chairman 1st Community Credit Corporation
Community Appraisals, Inc., Community Insurance Corp.

Ken Campbell
Retired President
Birmingham Communications and Electronics, Inc.

Glynn Debter
Owner - Operator
Debter Farms

Roy B. Jackson
Retired - Owner
Jackson Farm & Garden Center

John J. Lewis, Jr.
Production Planning Manager
Tyson Foods, Inc.

Stacey W. Mann
President
Community Bank

Loy McGruder
Retired President
Community Bank

Kennon R. Patterson, Sr.
Former Chairman, CEO & President
Community Bancshares, Inc.

Kennon R. Patterson, Jr.
Ranch Manager
Heritage Valley Ranch

Merritt Robbins
Property Developer and
Owner-Operator Piggly Wiggly

Jimmie Trotter
Retired Principal
Mortimer Jordan High School

Financial Highlights

The following table sets forth selected financial data for the last five years. All averages are daily averages.

	Years ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands except per share data)				
Net interest income	$ 23,504	$ 22,853	$ 22,418	$ 26,672	$ 21,672
Provision for loan losses	10,033	6,096	7,573	4,459	885
Net income (loss) from continuing operations	(5,023)	(2,381)	(2,853)	**	**
Net income (loss) from discontinued operations	5,927	958	(167)	**	**
Net income (loss)	904	(1,423)	(3,019)	1,658	3,579
Per Share Data:					
Earnings (loss) per share from continuing operations – basic	$ (1.08)	$ (0.52)	$ (0.64)	$ **	$ **
Earnings (loss) per share from continuing operations - diluted	(1.08)	(0.52)	(0.61)	**	**
Earnings per share – basic	0.19	(0.31)	(0.68)	0.37	0.90
Earnings per share – diluted	0.19	(0.31)	(0.65)	0.36	0.88
Cash dividends	-	-	0.75	0.60	0.50
Balance Sheet:					
Loans, net of unearned income	$ 359,184	$ 501,520	$ 528,316	$ 498,726	$ 433,853
Deposits	459,464	617,706	600,901	573,261	538,586
FHLB long-term debt	38,000	38,000	38,000	40,000	-
Other long-term debt	3,578	4,667	5,675	6,637	7,569
Trust preferred securities	10,000	10,000	10,000	-	-
Average equity	42,848	42,938	41,776	44,203	37,318
Average assets	629,481	725,461	710,915	632,713	538,470
Ratios:					
Return on average assets	0.14%	(0.20)%	(0.42)%	0.26%	0.67%
Return on average equity	2.11	(3.31)	(7.23)	3.75	9.59
Average equity to average assets	6.81	5.92	5.88	6.99	6.93

** 1999 and 1998 data do not reflect separate net income components for discontinued operations of certain branches divested in 2002.

Bancshares, Inc.



Net Income from Continuing and Discontinued Operations
$8,000
$6,000
$4,000
$2,000
$0
($2,000)
($4,000)
($6,000)
$ in 000's
2000
2001
2002
Continuing Operations
Discontinuing Operations
Net Income



Basic Earnings per Share
$1.80
$1.20
$0.60
$0.00
($0.60)
($1.20)
2000
2001
2002
Continuing Operations
Discontinuing Operations
Net Income



Return on Average Equity, Return on Average Assets, Average Equity to Average Assets
10.0%
7.0%
4.0%
1.0%
-2.0%
-5.0%
-8.0%
-11.0%
1998
1999
2000
2001
2002
Return on Average Equity
Return on Average Assets
Average Equity to Average Assets



COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash and due from banks	$ 15,976,613	$ 23,037,008
Interest-bearing deposits in banks and federal funds sold.	24,230,000	30,200,000
Securities available for sale	123,901,469	121,679,303
Loans (net of unearned income)	359,183,888	501,519,659
Allowance for possible loan losses	(9,784,269)	(7,292,370)
Net loans	349,399,619	494,227,289
Capitalized lease receivable	3,053,542	-
Premises and equipment, net	25,435,491	37,717,650
Accrued interest receivable	4,369,748	7,061,043
Goodwill and other intangible assets, net	2,713,389	2,629,682
Other real estate owned	7,676,442	4,287,273
Other assets	10,840,086	6,751,759
TOTAL ASSETS	$ 567,596,399	$ 727,591,007
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 52,920,683	$ 67,695,615
Interest-bearing	406,543,121	550,010,415
Total deposits	459,463,804	617,706,030
Other short-term borrowings	1,725,133	4,359,927
Accrued interest payable	3,622,765	4,400,000
FHLB long-term debt	38,000,000	38,000,000
Capitalized lease obligations	4,058,169	5,766,076
Other long-term debt	3,577,687	4,666,599
Trust preferred securities	10,000,000	10,000,000
Other liabilities	6,837,884	4,297,542
Total liabilities	527,285,442	689,196,174
Shareholders' equity		
Preferred stock (par value $.01 per share, 200,000 shares authorized, no shares issued)	-	-
Common stock (par value $.10 per share, 20,000,000 shares authorized, 4,810,089 and 4,808,331 shares issued as of December 31, 2002 and 2001, respectively)	481,009	480,833
Additional paid in capital	30,806,862	30,753,008
Retained earnings	11,023,962	10,119,764
Treasury stock (23,803 and 20,803 shares, as of December 31, 2002 and 2001, respectively)	(441,768)	(396,768)
Unearned ESOP shares (148,972 and 174,267 shares as of December 31, 2002 and 2001, respectively)	(1,999,858)	(2,317,902)
Accumulated other comprehensive income (loss), net of taxes	440,750	(244,102)
Total shareholders' equity	40,310,957	38,394,833
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 567,596,399	$ 727,591,007


Bancshares, Inc.

COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
INTEREST INCOME			
Interest and fees on loans	$ 33,505,597	$ 39,938,259	$ 42,121,252
Interest on investment securities:			
Taxable securities	6,280,795	6,209,240	5,644,293
Non taxable securities	455,769	693,065	839,587
Interest on federal funds sold	386,050	603,072	234,432
Other interest	29,148	43,851	65,576
Total interest income	40,657,359	47,487,487	48,905,140
INTEREST EXPENSE			
Interest on deposits	13,352,690	20,486,605	22,392,416
Interest on short-term borrowings	36,423	37,318	112,317
FHLB long-term debt	2,265,919	2,467,829	2,248,055
Interest on capitalized lease obligations	224,846	288,095	326,812
Interest on trust preferred securities	1,189,936	1,121,213	839,791
Interest on other long-term debt	82,918	233,315	567,579
Total interest expense	17,152,732	24,634,375	26,486,970
Net interest income.	23,504,627	22,853,112	22,418,170
Provision for loan losses	10,032,545	6,095,629	7,573,160
Net interest income after provision for loan losses	13,472,082	16,757,483	14,845,010
NONINTEREST INCOME			
Service charges on deposits	2,949,665	3,148,378	3,250,379
Insurance commissions.	2,237,051	1,788,551	2,400,203
Bank club dues	437,977	495,208	520,216
Debt cancellation fees	233,142	391,104	597,850
Other operating income	934,242	1,025,522	1,804,908
Securities gains, net	653,442	1,283,945	4,587
Total noninterest income	7,445,519	8,132,708	8,578,143
NONINTEREST EXPENSE			
Salaries and employee benefits	14,454,500	13,977,467	16,850,976
Occupancy expense	2,275,815	2,191,388	2,058,553
Furniture and equipment expense	1,650,657	1,666,517	1,678,048
Director and committee fees	443,600	436,199	617,139
Net loss (gain) on sale or write-down of other real estate owned	1,260,312	56,576	(10,794)
Net loss (gain) on disposal of assets	(214,614)	66,482	(24,070)
Other operating expenses	9,200,270	10,397,769	6,930,711
Total noninterest expense	29,070,540	28,792,398	28,100,563
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(8,152,939)	(3,902,207)	(4,677,410)
Applicable income taxes	3,129,806	1,520,856	1,824,753
LOSS FROM CONTINUING OPERATIONS	(5,023,133)	(2,381,351)	(2,852,657)



COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME – CONTINUED
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000
DISCONTINUED OPERATIONS:			
Income (loss) from operations of divested branches (includes gain on disposal of $8,071,985)	8,504,062	1,489,591	(46,341)
Applicable income taxes	(2,576,731)	(531,124)	(120,277)
NET INCOME (LOSS)	$ 904,198	$ (1,422,884)	$ (3,019,275)
OTHER COMPREHENSIVE INCOME:			
Unrealized holding gain arising during period, net of income taxes of $1,432,798, $85,962 and $1,368,797, respectively	$ 2,149,197	$ 128,944	$ 2,053,194
Less: Reclassification adjustment, net of income taxes of $261,377, $513,578 and $1,835, respectively	(392,065)	(770,367)	(2,752)
Minimum pension liability, net of income taxes of $624,626	(1,072,280)	-	-
OTHER COMPREHENSIVE INCOME (LOSS)	684,852	(641,423)	2,050,442
COMPREHENSIVE INCOME (LOSS)	$ 1,589,050	$ (2,064,307)	$ (968,833)
Earnings (loss) per common share - Income from continuing operations:			
Basic	$ (1.08)	$ (0.52)	$ (0.64)
Diluted	$ (1.08)	$ (0.52)	$ (0.61)
Earnings (loss) per common share - Net Income:			
Basic	$ 0.19	$ (0.31)	$ (0.68)
Diluted	$ 0.19	$ (0.31)	$ (0.65)
Average number of shares outstanding:			
Basic	4,642,182	4,572,301	4,460,295
Diluted	4,642,182	4,572,301	4,671,430
Dividends per share	$ -	$ -	$ 0.75

Bancshares, Inc.

Forward-Looking Statements

This report may contain certain statements relating to the future results of the Company based upon information currently available. These "forward-looking statements" (as defined in Section 21E of The Securities and Exchange Act of 1934) are typically identified by words such as "believes", "expects", "anticipates", "intends", "estimates", "projects", and similar expressions. These forward-looking statements are based upon assumptions the Company believes are reasonable and may relate to, among other things, the allowance for loan loss adequacy, simulation of changes in interest rates and litigation results. Such forward-looking statements are subject to risks and uncertainties, which could cause the Company's actual results to differ materially from those included in these statements. These risks and uncertainties include, but are not limited to, the following: (1) changes in political and economic conditions; (2) interest rate fluctuations; (3) competitive product and pricing pressures within the Company's markets; (4) equity and fixed income market fluctuations; (5) personal and corporate customers' bankruptcies; (6) inflation; (7) acquisitions and integration of acquired businesses; (8) technological changes; (9) changes in law; (10) changes in fiscal, monetary, regulatory and tax policies; (11) monetary fluctuations; (12) success in gaining regulatory approvals when required; and (13) other risks and uncertainties listed from time to time in the Company's SEC reports and announcements.

Form 10-K

This annual report does not provide complete financial information and should be reviewed in conjunction with the Company's annual report for December 31, 2002 on Form 10-K, a copy of which is enclosed with this Annual Report. You may request additional copies of the Company's 10-K by writing to Ms. Kerri Kinney, Chief Financial Officer, Community Bancshares, Inc., P.O. Box 1000, Blountsville, AL 35031.

About Community Bancshares, Inc. and its Subsidiaries

Community Bancshares, Inc. is a Delaware corporation and a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. Community Bancshares was organized in 1983 and commenced operations in 1985. It has one bank subsidiary, Community Bank, an Alabama corporation, which conducts a general commercial banking business and offers a wide range of commercial and retail banking services, including demand and time deposits, personal and commercial loans and personal and commercial checking accounts. Community Bank operates 20 locations in 17 Alabama towns. Two of its offices are within Wal-Mart stores.

Community Bank has three subsidiaries: 1st Community Credit Corporation, which operates 12 finance company offices in northern Alabama, Community Appraisals, Inc., which operates a real estate appraisal business, and Community Insurance Corp., which serves as agent in the sale of title, life, automobile, homeowners and farmowners insurance policies.



Community Bank - Board of Directors

Patrick M. Frawley .... Chairman, CEO & President, Community Bancshares, Inc.
Chairman & CEO, Community Bank
Chairman, 1st Community Credit Corporation,
Community Appraisals, Inc., Community Insurance Corp.

Stacey W. Mann .... President, Community Bank

Ken Campbell .... Retired President, Birmingham Communications and Electronics, Inc.

Glynn Debter .... Owner - Operator Debter Farms

Roy B. Jackson .... Retired - Owner Jackson Farm & Garden Center

John J. Lewis, Jr. .... Production Planning Manager, Tyson Foods, Inc.

Merritt Robbins .... Property Developer and Owner-Operator Piggly Wiggly

Jimmie Trotter .... Retired Principal, Mortimer Jordan High School

Community Bank Locations

Blountsville
P.O. Box 400
Blountsville, AL 35031
(205) 429-3251

Cleveland
P.O. Box 240
Cleveland, AL 35049
(205) 274-8054

Demopolis
P.O. Box 190
Demopolis, AL 36732
(334) 287-2881

Demopolis West
P.O. Box 190
Demopolis, AL 36732
(334) 289-2111

Double Springs
P.O. Box 1270
Double Springs, AL 35553
(205) 489-5246

Elkmont
P.O. Box 330
Elkmont, AL 35620
(256) 732-4440

Falkville
P.O. Box 427
Falkville, AL 35622
(256) 784-5252

Gurley
P.O. Box 470
Gurley, AL 35748
(256) 776-2962

Haleyville
P.O. Box 637
Haleyville, AL 35565
(205) 486-9561

Hamilton
P.O. Box 1926
Hamilton, AL 35570
(205) 921-3000

Hartselle
P.O. Box 397
Hartselle, AL 35640
(256) 773-3801

Hartselle Wal-Mart
P.O. Box 397
Hartselle, AL 35640
(256) 773-4335

Meridianville
P.O. Box 680
Meridianville, AL 35759
(256) 828-9400

New Hope
P.O. Box 414
New Hope, AL 35760
(256) 723-4216

Oneonta
P.O. Box 370
Oneonta, AL 35121
(205) 274-8056

Oneonta Wal-Mart
P.O. Box 370
Oneonta, AL 35121
(205) 274-8052

Rogersville
P.O. Box 290
Rogersville, AL 35652
(256) 247-7004

Snead
P.O. Box 616
Snead, AL 35952
(205) 466-7103

Uniontown
P.O. Box 9
Uniontown, AL 36786
(334) 628-2571

West Blount
P.O. Box 367
Hayden, AL 35079
(205) 647-6600

Subsidiary Information (cont'd)

1st Community Credit Corporation - Board of Directors

Patrick M. Frawley .... Chairman, CEO & President, Community Bancshares, Inc.
Chairman & CEO, Community Bank
Chairman, 1st Community Credit Corporation,
Community Appraisals, Inc., Community Insurance Corp.

Tommy Traylor .... President, 1st Community Credit Corporation

Ken Campbell .... Retired President, Birmingham Communications and Electronics, Inc.

Glynn Debter .... Owner - Operator Debter Farms

Roy B. Jackson .... Retired - Owner Jackson Farm & Garden Center

John J. Lewis, Jr. .... Production Planning Manager, Tyson Foods, Inc.

Stacey W. Mann .... President, Community Bank

Merritt Robbins .... Property Developer and Owner-Operator Piggly Wiggly

Jimmie Trotter .... Retired Principal, Mortimer Jordan High School

1st Community Credit Corporation Locations

Albertville
P.O. Box 1893
Albertville, AL 35950
(256) 891-0460

Athens
P.O. Box 288
Athens, AL 35611
(256) 233-1381

Arab
P.O. Box 933
Arab, AL 35016
(256) 931-2178

Boaz
P.O. Box 501
Boaz, AL 35957
(256) 593-8706

Cullman
P.O. Box 56
Cullman, AL 35055
(256) 737-9696

Decatur
P.O. Box 296
Decatur, AL 35601
(256) 308-1040

Fort Payne
P.O. Box 630137
Fort Payne, AL 35968
(256) 845-9007

Gadsden
P.O. Box 4383
Gadsden, AL 35904
(256) 549-0377

Hartselle
P.O. Box 788
Hartselle, AL 35640
(256) 773-7178

Huntsville
700 Airport Rd., Suite E
Huntsville, AL 35802
(256) 881-9899

Jasper
800 Hwy 78, Suite 2
Jasper, AL 35501
(205) 387-2557

Oneonta
P.O. Box 92
Oneonta, AL 35121
(205) 274-8056



Community Appraisals, Inc.

Board of Directors

Patrick M. Frawley ....Chairman, CEO & President, Community Bancshares, Inc.
Chairman & CEO, Community Bank
Chairman, 1st Community Credit Corporation,
Community Appraisals, Inc., Community Insurance Corp.
Carey Heptinstall ....President, Community Appraisals, Inc.
Ken Campbell ....Retired President, Birmingham Communications and Electronics, Inc.
Glymn Debter ....Owner - Operator Debter Farms
Roy B. Jackson ....Retired - Owner Jackson Farm & Garden Center
John J. Lewis, Jr. ....Production Planning Manager, Tyson Foods, Inc.
Merritt Robbins ....Property Developer and Owner-Operator Piggly Wiggly
Jimmie Trotter ....Retired Principal, Mortimer Jordan High School
Stacey W. Mann ....President, Community Bank

Community Appraisals, Inc.
P.O. Box 1000
Blountsville, AL 35031
(205) 429-1004

Community Insurance Corp.

Board of Directors

Patrick M. Frawley ....Chairman, CEO & President, Community Bancshares, Inc.
Chairman & CEO, Community Bank
Chairman 1st Community Credit Corporation,
Community Appraisals, Inc., Community Insurance Corp.
Butch Boland ....President, Community Insurance Corp.
Ken Campbell ....Retired President, Birmingham Communications and Electronics, Inc.
Glymn Debter ....Owner - Operator Debter Farms
Roy B. Jackson ....Retired - Owner Jackson Farm & Garden Center
John J. Lewis, Jr. ....Production Planning Manager, Tyson Foods, Inc.
Stacey W. Mann ....President, Community Bank
Merritt Robbins ....Property Developer and Owner-Operator Piggly Wiggly
Jimmie Trotter ....Retired Principal, Mortimer Jordan High School

Community Insurance Corp.
P.O. Box 47
Huntsville, AL 35804
(256) 533-5600



COMMUNITY BANCSHARES, INC.
P.O. BOX 1000
BLOUNTSVILLE, ALABAMA 35031
(205) 429-1000

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File No. 000-16461

COMMUNITY BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Delaware	63-0868361
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

68149 Main Street
Blountsville, Alabama 35031
(Address of principal executive offices)

(205) 429-1000
(Registrant's telephone number)


RECEIVED
JUL - 2 2003
WASH, D.C.
188
SECTION

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities Registered Pursuant to Section 12(g) of the Act:

Common Stock, $.10 Par Value
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

yes ☑ no ☐

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy of information statements incorporated by reference to Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2): yes ☐ no ☑

As of March 31, 2003, the aggregate market value of the registrant's voting stock held by non-affiliates was $27,000,000 based upon a sale price of $10.00 per share on March 31, 2003.

As of March 31, 2003, there were 4,637,314 shares of the registrant's common stock, $.10 par value shares, outstanding.

PART 1

Item 1 - *Business*

General

Community Bancshares, Inc. (the "Company") is a Delaware corporation and a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Act of 1956, as amended (the "Bank Holding Company Act"). The Company was organized in 1983 and commenced business in 1985. The Company has one bank subsidiary, Community Bank ("Community Bank" or "the Bank"), an Alabama banking corporation which conducts a general commercial banking business in north and west-central Alabama. At December 31, 2002, the Company and its subsidiaries had total assets of approximately $567,596,000, deposits of approximately $459,464,000, and shareholders' equity of approximately $40,311,000. The Company maintains its principal executive offices at 68149 Main Street, Blountsville, Alabama 35031, and its telephone number is (205) 429-1000.

Subsidiary Bank

At December 31, 2002, Community Bank conducted business through 20 locations in seven counties in north Alabama, and two counties in west-central Alabama. It offers a wide range of commercial and retail banking services, including savings and time deposit accounts, personal and commercial loans and personal and commercial checking accounts. The majority of loans by Community Bank are to individuals and small to mid-sized businesses in Alabama. Community Bank seeks to provide superior service to its customers and to become a vital component of each of the communities it serves.

Community Bank operates in small non-urban communities. At December 31, 2002 the Bank had locations in Blountsville, Cleveland, Oneonta, Snead and West Blount in Blount County, Alabama; Rogersville in Lauderdale County, Alabama; Elkmont in Limestone County, Alabama; Gurley, Meridianville and New Hope in Madison County, Alabama; Demopolis in Marengo County, Alabama; Hamilton in Marion County, Alabama; Falkville and Hartselle in Morgan County, Alabama; Uniontown in Perry County, Alabama; and Double Springs and Haleyville in Winston County, Alabama. At December 31, 2002, Community Bank operated 18 full service offices as well as two paying and receiving offices located within Wal-Mart stores, which primarily open deposit accounts, cash checks and receive deposits and loan payments.

In the first half of 2002, Community Bank sold its two Pulaski, Tennessee offices, its Rainsville and Ft. Payne, Alabama offices and its Marshall County, Alabama locations. The Marshall County locations included one banking office in Boaz, Alabama, one in Albertville, Alabama, two in Arab, Alabama and two in Guntersville, Alabama. Two of the total ten offices sold were paying and receiving offices located in Wal-Mart stores, one in Ft. Payne, Alabama and one in Guntersville, Alabama.

Subsidiaries of Community Bank

1st Community Credit Corporation currently operates 12 finance company offices in 12 Alabama communities, including Albertville, Arab, Athens, Boaz, Cullman, Decatur, Gadsden, Hartselle, Huntsville, Fort Payne, Jasper and Oneonta, Alabama. 1st Community Credit Corporation provides loans to a market segment traditionally not pursued by Community Bank. These loans have typically generated higher yields and involved greater risk than standard commercial bank loans. At December 31, 2002, 1st Community Credit Corporation's loan portfolio totaled approximately $27,937,000.

Community Insurance Corp. serves as an agent in the sale of title, property, casualty and life insurance products to individuals and businesses through an office in Huntsville, Alabama. Community Insurance Corp. owns 100% of the outstanding shares of capital stock of Southern Select Insurance, Inc., a managing general agency which brokers agricultural, commercial and personal insurance products. Both Community Insurance Corp. and Southern Select Insurance, Inc. are located in Huntsville, Alabama.

Community Appraisals, Inc., a subsidiary of Community Bank, operates a real estate appraisal business through its office located at the Company's headquarters complex in Blountsville, Alabama. This subsidiary provides appraisal services in connection with the lending activities of Community Bank and 1st Community Credit Corporation.

Market Areas

At December 31, 2002, the Company's principal market areas were located in north Alabama (Blount, Cullman, DeKalb, Etowah, Lauderdale, Limestone, Madison, Marshall and Morgan Counties), northwest Alabama (Marion and Winston Counties), and west-central Alabama (Marengo and Perry Counties). All of the Company's banking and finance company offices are located in relatively rural areas and place an emphasis on personal service.

With the exception of Blount, Marengo, Marion, Perry and Winston Counties in Alabama, the markets in which the Company operates share one common characteristic: each is close enough to Huntsville, Alabama, to share in the economic and employment benefits of that city. Huntsville is located in Madison County. Unemployment for Madison County was 3.8% for December 2002 as compared to 5.8% for Alabama during that period, as reported by the Alabama Department of Industrial Relations. The Huntsville Metropolitan Statistical Area ("MSA") possesses a diverse economic base with employers that include the military and aerospace industries, manufacturers of durable goods, machinery, transportation, as well as retailers and service industries. Agriculture, in the form of soybeans, hay, corn, cotton, tobacco, dairy and poultry farming, also makes up a significant portion of the Huntsville MSA's economy.

Similarly, Blount County is close enough to Birmingham, Alabama, to share in the economic and employment benefits of that city. Jefferson County, in which Birmingham is located, had a 4.5% unemployment rate for December 2002, according to the Alabama Department of Industrial Relations. The Birmingham area still retains some of the steel and related manufacturers that built the city, but the economy is now more diverse with the University of Alabama in Birmingham and the healthcare industry providing many jobs.

Marion and Winston Counties lie in northwest Alabama, near the Mississippi border. In both counties the manufacturing sector provides more jobs and higher sales or receipts than the wholesale, retail and service sectors. Manufactured housing and furniture production are two prominent industries in these counties, and both industries have experienced recent economic slowdowns. Marion County was reported to have an unemployment rate of 10.6% for December 2002, according to the Alabama Department of Industrial Relations. Winston County was reported to have an unemployment rate of 9.4% for December 2002, according to the Alabama Department of Industrial Relations.

Marengo and Perry Counties are located in west-central Alabama. Manufacturing provides more jobs in these counties than the wholesale, retail and service sectors. In addition, catfish farming and the timber industry are important components in the economy of these counties. Marengo County's unemployment rate reported by the Alabama Department of Industrial Relations for December 2002 was 4.4%. Perry County was reported to have an unemployment rate of 10.0% for December 2002, as reported by the Alabama Department of Industrial Relations.

While certain markets have experienced an economic downturn, overall, the Company remains optimistic about current economic prospects in its market areas, and the Company attempts to assist those local economies by returning the deposits of its customers to the communities from which they come in the form of loans.

Lending Activities

Community Bank's lending activities include commercial, real estate and consumer loans. Community Bank's commercial loan services include term-loans, lines of credit and agricultural loans. A broad range of short to medium term commercial loans, both secured and unsecured, are made available to businesses for working capital, business expansion and the purchase of equipment and machinery. Community Bank's real estate lending activities include fixed and adjustable rate residential mortgage loans, construction loans, second mortgages, home improvement loans and home equity lines of credit. Community Bank's consumer lending services include loans for automobiles, recreation vehicles and boats, as well as personal (secured and unsecured) and deposit account secured loans.

Competition

The banking business in Alabama is highly competitive with respect to loans, deposits and other financial services and is dominated by a number of major banks and bank holding companies which have numerous offices and affiliates operating over wide geographic areas. Community Bank competes for deposits, loans and other business with these banks as well as with savings and loan associations, credit unions, mortgage companies, insurance companies and other local financial institutions. Many of the major commercial banks operating in Community Bank's service areas offer services such as international banking and investment and trust services, which are not offered by Community Bank. Additionally, the competitive environment for both the Company and Community Bank may be materially affected by the enactment of the Gramm-Leach-Bliley Financial Services Modernization Act (the "GLBA"). This law modified or eliminated many barriers between investment banking, commercial banking and insurance underwriting and sales. See "Supervision and Regulation". These changes in the law have created and may continue to create greater competition for the Company and Community Bank by increasing the number and types of competitors and by encouraging increased consolidation within the financial services industry.

Employees

At December 31, 2002, the Company and its subsidiaries had approximately 307 full-time equivalent employees. The Company and its subsidiaries provide a variety of group life, health and accident insurance, retirement and stock ownership plans and other benefit programs for their employees. The Company maintains continuing education and training programs for its employees, designed to prepare the employees for positions of increasing responsibility in management or operations. Membership and participation by employees in professional and industry organizations is encouraged and supported by the Company.

Supervision and Regulation

The following is a brief summary of the regulatory environment in which the Company and its subsidiaries operate and is not designed to be a complete discussion of all statutes and regulations affecting such operations, including those federal and state statutes and regulations specifically mentioned herein. Changes in the laws and regulations applicable to the Company and its subsidiaries can affect the operating environment of the Company and its subsidiaries in substantial and unpredictable ways. The Company cannot accurately predict whether legislation will ultimately be enacted, and, if enacted, the ultimate effect that it or implementing regulations would have on its or its subsidiaries financial condition or results of operations.

The Company is a bank holding company and is registered as such with the Federal Reserve. The Company is subject to regulation and supervision by the Federal Reserve and is required to file with the Federal Reserve annual reports and such other information as the Federal Reserve may require. The Federal Reserve also conducts examinations of the Company.

The Federal Reserve takes the position that a bank holding company is required to serve as a source of financial and managerial strength to its subsidiary bank and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve's position that, in serving as a source of strength to its subsidiary bank, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary bank during periods of financial stress or adversity and should maintain the financial flexibility and capital raising capacity to obtain additional resources for assisting its subsidiary bank.

Community Bank is incorporated under the laws of the State of Alabama and is subject to the applicable provisions of Alabama banking laws and to regulation and examination by the Alabama State Banking Department. Examinations include a review of Community Bank's condition and resources, its mode of conducting and managing its affairs, the actions of its directors, the investment of its funds, the safety and prudence of its management, compliance with its charter and law in the administration of its affairs and other aspects of Community Bank's operations. State statutes in Alabama relate to such matters as loans, mortgages, consolidations, required reserves, allowable investments, issuance of securities, payment of dividends, establishment of branches, filing of periodic reports and other matters affecting the business of Community Bank.

Deposits in Community Bank are insured, up to applicable limits, by the Federal Deposit Insurance Corporation (the "FDIC") and, therefore, Community Bank is subject to provisions of the Federal Deposit Insurance Act ("FDIA"). Community Bank's primary federal regulator is the FDIC, and as a result, Community Bank is subject to examination and regulation by the FDIC. The FDIC is authorized to terminate the deposit insurance of any depository institution, such as Community Bank, whose deposits are insured by the FDIC if the FDIC determines, after a hearing, that the institution or its directors have engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations as an insured institution, or has violated any applicable law, regulation, order, condition imposed in writing by the FDIC in connection with the granting of any application or other request by the depository institution or any written agreement entered into with the FDIC.

Each federal banking regulatory agency is authorized to issue a cease and desist order to any financial institution or institution-affiliated party for which the agency is the primary federal banking regulator (which in the case of Community Bank, is the FDIC and, in the case of the Company, is the Federal Reserve) if the agency determines, after a hearing, that the institution or institution-affiliated party has engaged, is engaging or is reasonably believed to be about to engage, in unsafe or unsound practices, or has violated, is violating or is reasonably believed to be about to violate a law, rule or regulation, or any condition imposed in writing by the agency in connection with the granting of any application or other request by the institution or any written agreement entered into with the agency. The cease and desist order may require the institution or institution-affiliated party to cease and desist from the violation or practice, including requiring the institution or institution-affiliated party to make restitution or reimbursement against loss, restrict the institution's growth, dispose of loans or assets, rescind agreements or contracts, employ qualified officers or employees and take other actions determined to be appropriate by the agency. The order may also limit the activities of the institution.

The Company and Community Bank are subject to the provisions of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FDICIA expanded the regulatory powers of federal banking agencies to permit prompt corrective actions to resolve problems of insured depository institutions through the regulation of banks and their affiliates, including bank holding companies. The provisions are designed to minimize the potential loss to depositors and to FDIC insurance funds if financial institutions default on their obligations to depositors or become in danger of default. Among other things, FDICIA provides a framework for a system of supervisory actions based primarily on the capital levels of financial institutions.

FDICIA also provides for a risk-based deposit insurance premium structure. The FDIC is an independent federal agency established originally to insure the deposits, up to prescribed statutory limits, of federally insured banks and to preserve the safety and soundness of the banking industry. The FDIC maintains two separate insurance funds: the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF"). Community Bank's deposit accounts are insured by the FDIC under the BIF to the maximum extent permitted by law. Community Bank pays deposit insurance premiums to the FDIC based on a risk-based assessment system established by the FDIC for all BIF-member institutions.

Under FDIC regulations, institutions are assigned to one of three capital groups for insurance premium purposes (well capitalized, adequately capitalized and undercapitalized). These three groups are then divided into subgroups which are based on supervisory evaluations by the institution's primary federal regulator, resulting in nine assessment classifications. Assessment rates vary depending upon the assessment classification. In addition, regardless of the potential risk to the insurance fund, federal law requires the FDIC to establish assessment rates that will maintain each insurance fund's ratio of reserves to insured deposits at 1.25%. During 2001 and for the first semiannual assessment period of 2002, assessment rates for BIF-insured institutions ranged from 0% of insured deposits for well-capitalized institutions with minor supervisory concerns to .27% of insured deposits for undercapitalized institutions with substantial supervisory concerns. The assessment rate schedule is subject to change by the FDIC and, accordingly, the assessment rate could increase or decrease in the future.

In addition to deposit insurance assessments, the FDIC is authorized to collect assessments against insured deposits to be paid to the Finance Corporation ("FICO") to service FICO debt incurred in the 1980s. The FICO assessment rate is adjusted quarterly. The average annual assessment rate in 2002 was 1.75 cents per $100 of assessable deposits. For the first quarter of 2003, the FICO assessment rate for such deposits will be 1.65 cents per $100. Community Bank's assessment expense for the year ended December 31, 2002 equaled approximately $631,000.

The federal banking regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards pursuant to FDICIA. The guidelines establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. In addition, the agencies adopted regulations that authorize an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If the institution fails to submit an acceptable compliance plan or fails to implement an accepted plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions be taken, including restricting asset growth, restricting interest rates paid on deposits, and requiring an increase in the bank's ratio of tangible equity to assets. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties.

FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the federal banking regulatory agencies are required to rate supervised institutions on the basis of five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three under-capitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Under certain circumstances, an institution may be downgraded to a category lower than that warranted by its capital levels, and subjected to the supervisory restrictions applicable to institutions in the lower capital category. Generally, subject to a narrow exception, FDICIA requires a federal banking regulatory agency to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking regulatory agencies have specified by regulation the relevant capital level for each category.

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. A depository institution's holding company must guarantee the capital plan, up to an amount equal to the lesser of 5% of the depository institution's total assets at the time it becomes undercapitalized or the amount necessary to bring the institution into compliance with all applicable capital standards. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions are subject to appointment of a receiver or conservator. At December 31, 2002, Community Bank was well capitalized for prompt corrective action purposes.

The Company is required to comply with the risk-based capital guidelines established by the Federal Reserve, and other tests relating to capital adequacy which the Federal Reserve adopts from time to time. Under the risk-based capital assessment system, assets are weighted by a risk factor and a ratio is calculated by dividing the qualifying capital by the risk-weighted assets. Tier I capital generally includes common stock and retained earnings. Total capital is comprised of Tier I capital and Tier II capital, which includes certain allowances for loan losses and certain subordinated debt. The Company's Tier I and total capital ratios exceeded the required minimum levels as of December 31, 2002.

The Company is a legal entity which is separate and distinct from its subsidiaries. There are various legal limitations on the extent to which Community Bank may extend credit, pay dividends or otherwise supply funds to the Company or its affiliates. In particular, Community Bank is subject to certain restrictions imposed by federal law on any extensions of credit to the Company or, with certain exceptions, other affiliates.

The primary source of funds for dividends paid to the Company's shareholders is dividends paid to the Company by Community Bank. Various federal and state laws limit the amount of dividends that Community Bank may pay to the Company without regulatory approval. Under Alabama law, an Alabama state bank, such as Community Bank, may not pay a dividend in excess of 90% of its net earnings until the bank's surplus is equal to at least 20% of its capital. Community Bank is also required by Alabama law to obtain the prior approval of the Superintendent of the Alabama State Banking Department in order to pay a dividend if the total of all the dividends declared by Community Bank in any calendar year will exceed the total of Community Bank's net earnings (as defined by statute) for that year and its retained net earnings for the preceding two years, less any required transfers to surplus. At December 31, 2002, Community Bank could not have declared or paid any dividend without such approval. In addition, no dividends may be paid from Community Bank's surplus without the prior written approval of the Superintendent of the Alabama State Banking Department. Under FDICIA, Community Bank may not pay any dividends, if after paying the dividend it would be undercapitalized under applicable capital requirements. The FDIC also has the authority to prohibit Community Bank from engaging in business practices which the FDIC considers to be unsafe or unsound, which, depending on the financial condition of Community Bank, could include the payment of dividends.

In addition, the Federal Reserve has the authority to prohibit the payment of dividends by a bank holding company, such as the Company, if its actions constitute unsafe or unsound practices. In 1985, the Federal Reserve issued a policy statement on the payment of cash dividends by bank holding companies, which outlined the Federal Reserve's view that a bank holding company that is experiencing earnings weaknesses or other financial pressures should not pay cash dividends that exceed its net income, that are inconsistent with its capital position or that could only be funded in ways that weaken its financial health, such as by borrowing or selling assets. The Federal Reserve indicated that, in some instances, it may be appropriate for a bank holding company to eliminate its dividends.

The federal Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA") permits adequately capitalized and managed bank holding companies to acquire control of banks in states other than their home states, subject to federal regulatory approval, without regard to whether such a transaction is prohibited by the laws of any state. IBBEA permits states to continue to require that an acquired bank have been in existence for a certain minimum time period, which may not exceed five years. A bank holding company may not, following an interstate acquisition, control more than 10% of the nation's total amount of bank deposits or 30% of bank deposits in the relevant state (unless the state enacts legislation to raise the 30% limit). States retain the ability to adopt legislation to effectively lower the 30% limit. Federal banking regulators may approve merger transactions involving banks located in different states, without regard to laws of any state prohibiting such transactions; except that, mergers may not be approved with respect to banks located in states that, prior to June 1, 1997, enacted legislation prohibiting mergers by banks located in such state with out-of-state institutions. Also, states may continue to require that an acquired bank have been in existence for a certain minimum period of time, which may not exceed five years. Federal banking regulators may permit an out-of-state bank to open new branches in another state if such state has enacted legislation permitting interstate branching. Affiliated institutions are authorized to accept deposits for existing accounts, renew time deposits and close and service loans for affiliated institutions without being deemed an impermissible branch of the affiliate.

The federal Community Reinvestment Act of 1977 ("CRA") and its implementing regulations are intended to encourage regulated financial institutions to meet the credit needs of their local community or communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of such financial institutions. The regulations provide that the appropriate regulatory authority will assess CRA reports in connection with applications for establishment of domestic branches, acquisitions of banks or mergers involving bank holding companies. An unsatisfactory CRA rating may serve as a basis to deny an application to acquire or establish a new bank, to establish a new branch or to expand banking services. At December 31, 2002, the Company had a "satisfactory" CRA rating.

The federal Gramm-Leach-Bliley Act of 1999 (the "GLBA") eliminated prohibitions in the Glass-Steagall Act against a bank associating with a company engaged principally in securities activities. The GLBA also permits a bank holding company to elect to become a "financial holding company," which would expand the powers of the bank holding company. The repeal of the Glass-Steagall Act provisions and the availability of financial holding company powers became effective on March 11, 2000. Financial holding company powers relate to financial activities that are determined by the Federal Reserve to be financial in nature, incidental to an activity that is financial in nature, or complementary to a financial activity (provided that the complementary activity does not pose a safety and soundness risk). The GLBA itself defines certain activities as financial in nature, including lending activities, underwriting and selling insurance, providing financial or investment advice, underwriting, dealing and making markets in securities and merchant banking. In order to qualify as a financial holding company, a bank holding company's depository subsidiaries must be both well capitalized and well managed, and must have at least a satisfactory rating under the CRA. The bank holding company must also declare its intention to become a financial holding company to the Federal Reserve and certify that its depository subsidiaries meet the capitalization and management requirements. The GLBA establishes the Federal Reserve as the umbrella regulator of financial holding companies, with subsidiaries of the financial holding company being more specifically regulated by other regulatory authorities, such as the Securities and Exchange Commission, the Commodity Futures Trading Commission and state securities and insurance regulators, based upon the subsidiaries' particular activities. The GLBA also provides for minimum federal standards of privacy to protect the confidentiality of personal financial information of customers and to regulate use of such information by financial institutions. A bank holding company that does not elect to become a financial holding company remains subject to the Bank Holding Company Act. The Company has not determined whether it will elect to become a financial holding company.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act (the "USA Patriot Act") which was signed into law by President Bush on October 26, 2001, is designed to deny terrorists and others the ability to obtain access to the United States financial system. Title III of the USA Patriot Act is the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. Among its provisions, the USA Patriot Act mandates or will require financial institutions to implement additional policies and procedures with respect to, or additional measures, including additional due diligence and recordkeeping, designed to address any or all of the following matters, among others: money laundering; suspicious activities and currency transaction reporting; and currency crimes. The U.S. Department of the Treasury in consultation with the Federal Reserve Board and other federal financial institution regulators has promulgated rules and regulations implementing the USA Patriot Act which (i) prohibit U.S. correspondent accounts with foreign banks that have no physical presence in any jurisdiction; (ii) require financial institutions to maintain certain records for correspondent accounts of foreign banks; (iii) require financial institutions to produce certain records relating to anti-money laundering compliance upon request of the appropriate federal banking agency; (iv) require due diligence with respect to private banking and correspondent banking accounts; (v) facilitate information sharing between the government and financial institutions; and (vi) require financial institutions to have in place a money laundering program. In addition, an implementing regulation under the USA Patriot Act regarding verification of customer identification by financial institutions has been proposed, although such regulation has not yet been finalized. The Company has implemented and will continue to implement the provisions of the USA Patriot Act, as such provisions become effective. The Company currently maintains and will continue to maintain policies and procedures to comply with the USA Patriot Act requirements. At this time, the Company does not expect that the USA Patriot Act will have a significant impact on the financial position of the Company.

On July 30,2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), which is intended to address systemic and structural weaknesses of the capital markets in the United States that were perceived to have contributed to the recent corporate scandals. The Sarbanes-Oxley Act creates the Public Company Accounting Oversight Board (the "Board") to oversee the conduct of audits of public companies. The duties of the Board include (i) registering public accounting firms that prepare audit reports, (ii) establishing auditing, quality control, ethics, independence and other standards for the preparation of audit reports, (iii) conducting inspections of registered public accounting firms and (iv) otherwise promoting high professional standards among, and improving the quality of audit services offered by auditors of public companies. The Board will be funded from assessments on public companies and will be subject to the oversight of the Securities and Exchange Commission. In addition, the Sarbanes-Oxley Act attempts to strengthen the independence of public company auditors by, among other things, (i) prohibiting public company auditors from providing certain non-audit services to their audit clients, (ii) requiring a company's audit committee to preapprove all audit and non-audit services being provided by its independent auditor, (iii) requiring the rotation of audit partners and (iv) prohibiting an auditor from auditing a client that has as its chief executive officer, chief financial officer, chief accounting officer or controller a person that was employed by the auditor during the previous year.

The Sarbanes-Oxley Act also attempts to enhance the responsibility of corporate management by, among other things, (i) requiring the chief executive officer and chief financial officer of public companies to provide certain certifications in their periodic reports regarding the accuracy of the periodic reports filed with the Securities and Exchange Commission, (ii) prohibiting officers and directors of public companies from fraudulently influencing an accountant engaged in the audit of the company's financial statements, (iii) requiring chief executive officers and chief financial officers to forfeit certain bonuses in the event of a misstatement of financial results, (iv) prohibiting officers and directors found to be unfit from serving in a similar capacity with other public companies, (v) prohibiting officers and directors from trading in the company's equity securities during pension blackout periods and (vi) requiring the Securities and Exchange Commission to issue standards of professional conduct for attorneys representing public companies. In addition, public companies whose securities are listed on a national securities exchange or association must satisfy the following additional requirements: (i) the company's audit committee must appoint and oversee the company's auditors, (ii) each member of the company's audit committee must be independent, (iii) the company's audit committee must establish procedures for receiving complaints regarding accounting, internal accounting controls and audit-related matters, (iv) the company's audit committee must have the authority to engage independent advisors and (v) the company must provide appropriate funding to its audit committee, as determined by the audit committee.

The Sarbanes-Oxley Act contains several provisions intended to enhance the quality of financial disclosures of public companies, including provisions that (i) require that financial disclosures reflect all material correcting adjustments identified by the company's auditors, (ii) require the disclosure of all material off-balance sheet transactions, (iii) require the Securities and Exchange Commission to issue rules regarding the use by public companies of pro forma financial information, (iv) with certain limited exceptions, including an exception for financial institutions making loans in compliance with federal banking regulations, prohibit public companies from making personal loans to its officers and directors, (v) with certain limited exceptions, require directors, officers and principal shareholders of public companies to report changes in their ownership in the company's securities within two business days of the change, (vi) require a company's management to provide a report of its assessment of internal controls of the company in its annual report, (vii) require public companies to adopt codes of conduct for senior financial officers and (viii) require companies to disclose whether the company's audit committee has a financial expert as a member.

Under the Sarbanes-Oxley Act, the Securities and Exchange Commission is directed to adopt rules designed to protect the independence of research analysts and to require research analysts to disclose conflicts of interest and potential conflicts of interest. The Sarbanes-Oxley Act also directs that certain studies be conducted by the Comptroller General and the Securities and Exchange Commission, including studies regarding the function of credit rating agencies and the role of investment banks and financial advisors in the manipulation of earnings. The Sarbanes-Oxley Act imposes criminal liability for certain acts, including altering documents involving federal investigations, bankruptcy proceedings and corporate audits and increases the penalties for certain offenses, including mail and wire fraud. In addition, the Sarbanes-Oxley Act gives added protection to corporate whistleblowers. Although the Company anticipates that it will incur additional expense in complying with the provisions of the Sarbanes-Oxley Act and the regulations promulgated by the Securities and Exchange Commission thereunder, the Company does not expect that such compliance will have a material impact on the Company's financial condition or results of operations.

Community Bank is subject to regulatory oversight under various consumer protection and fair lending laws. These laws govern, among other things, truth-in-lending disclosure, equal credit opportunity and fair credit reporting.

Community Insurance Corp. is a licensed insurance agent and broker for various insurance companies, and is subject to regulation by the Alabama Insurance Commission.

The Federal Reserve regulates money, credit and interest rate conditions in order to influence general economic conditions, primarily through open market operations in U.S. Government securities, changes in the discount rate, and reserve requirements on member banks' deposits and funds availability regulations. The earnings and growth of the Company and its subsidiaries are generally subject to the influence of economic conditions and to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The nature and timing of any changes in such conditions and policies, and their impact on the Company cannot be predicted.

On April 9, 2001, the Company's Board of Directors entered into a Memorandum of Understanding (the "Memorandum") with the Federal Reserve Bank of Atlanta (the "Reserve Bank"), which outlines actions to be taken by the Company to address concerns identified by the Reserve Bank. In the Memorandum, the Company agreed that, without the prior written approval of the Reserve Bank, it would not declare or pay any dividends, repurchase shares of its common stock, incur any additional indebtedness, alter the terms of existing indebtedness or increase the amount of management fees paid to the Company by Community Bank. In addition, the Company agreed to maintain a quarterly Tier I leverage ratio (the ratio of Tier I capital to average assets, less goodwill) of at least 6.5% during the period in which the Memorandum is in effect, and to periodically update the Company's plan for maintaining capital and earnings at adequate levels. The Company also agreed to establish a policy that provides for target levels of capital and guidelines for payment of dividends and a plan to strengthen the Company's internal audit program. The Company further agreed that a committee of non-employee directors of the Company would review and report on the appropriateness of the compensation provided under the employment agreement of Kennon R. Patterson, Sr., who was then the Chairman of the Board, Chief Executive Officer and President of the Company. In addition, the Company agreed to provide the Reserve Bank with a contingency plan for conserving or raising cash, and information about loans extended by Community Bank to facilitate purchases of the Company's common stock, and to periodically provide the Reserve Bank with certain financial and other information and a report of actions taken by the Company to ensure compliance with the Memorandum. On March 8, 2002, the Reserve Bank requested that the Company agree to an amendment of the Memorandum that would disallow the Company from making any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities without the prior written approval of the Reserve Bank. The Company agreed to the amendment. The Company elected to defer the March and September 2002 interest payments on its junior subordinated deferrable interest debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations, Borrowed Funds - Maturities of Long-term Debt". Management of the Company cannot currently estimate the period during which the Company will remain subject to the terms of the Memorandum, or the effect of the Memorandum on the Company's financial condition, liquidity and results of operations.

On April 18, 2001, the Board of Directors of Community Bank entered into a Memorandum of Understanding (the "Bank Memorandum") with the Regional Director of the FDIC's Atlanta Regional Office and the Alabama State Banking Department. Major provisions of the Bank Memorandum include requirements to reduce classified assets, restrict expansion, adopt revised policies in the areas of lending, liquidity, interest rate risk, loan documentation, asset/liability management and ethics, review duties and responsibilities of key officers, review compliance with investment, liquidity and funds management policies, reconstitute membership of its Board of Directors, develop internal loan review and internal audit functions, maintain capital ratio requirements, restrict dividend payments, provide to the regulators updates on the status of litigation, other financial and managerial information and quarterly progress reports detailing efforts to comply with the requirements of the Bank Memorandum.

Based on an examination as of June 30, 2001, the FDIC and the Alabama State Banking Department requested the Community Bank Board of Directors to adopt a Safety and Soundness Compliance Plan ("Plan"). The Board adopted the Plan on March 5, 2002. The Plan (initiated by the FDIC) replaced the Bank Memorandum (initiated by the Alabama State Banking Department).

Pursuant to the terms of the Plan, the Board must review the Bank's organizational structure and staffing requirements and hire and train any additional personnel needed to comply with the Plan. Also the Board must review and revise the bank's loan policy and underwriting standards, loan collection plan, allowance for loan losses methodology, interest rate risk policy and asset liability management policy. The Plan also provides that the Board must adopt an internal audit program, an internal controls program, a plan to reduce classified assets and internal and external loan documentation review procedures. Also, pursuant to the Plan, the Board must engage an outside firm to perform the loan review function and must adopt an internal loan review program. The Plan also places restrictions on extending credit to borrowers who have classified loans with the bank. Under the Plan, prior to submission of Reports of Condition and Income, the Board must review the adequacy of the allowance for loan losses and provide for an adequate balance. Under the Plan, the Board committed to maintaining a Tier I capital ratio of at least 7% and to obtain the prior approval of the regulators before paying dividends. In addition, the Plan requires the submission of a budget and profit plan and the engagement of an outside accounting firm to perform the bank's internal audit function and the formation of a bank administration department to strengthen internal controls. Finally, the Plan requires management to make monthly reports to the Board of Directors regarding the status in meeting the requirements of the Plan, and to submit quarterly progress reports to the regulators.

On December 10, 2002, the Board of Directors of Community Bank entered into an agreement with the Alabama State Banking Department. The agreement provided that the Board of Directors would take certain actions regarding (i) an investigation into payments made in connection with several construction projects of the Bank, (ii) approval and management of payments and loans involving directors, officers and employees and (iii) expense controls and review of financial statements.

With respect to the investigation of construction payments, the Bank's Audit Committee, with the assistance of independent accountants and counsel, must determine whether any directors, officers or employees improperly benefited from payments made by the Bank for construction projects. If improper benefits were received, the Audit Committee must determine the amount of such benefits, fix an appropriate rate of interest due to the Bank on the principal amount of any benefit, require restitution of the amount of the benefit, plus accrued interest and investigate any apparent negligence on the part of Bank employees with regard to improper payments. The Bank has reported the Audit Committee's progress and findings to the Alabama State Banking Department for its review.

The Board has agreed, among other things, to require Board approval of all extensions of credit to insiders, as defined in Regulation O of the Board of Governors of the Federal Reserve System. The Board has also agreed to implement certain procedures for managing existing loans to insiders, including limitations on renewals, methods of collection of adversely classified loans to certain insiders and obtaining current appraisals on collateral, securing such adversely classified loans. In addition, the Board has agreed to limit future extensions of credit and any payments other than ordinary compensation to any director, officer or employee who, after investigation, is deemed to owe restitution to the Bank or whose loans have been adversely classified, to consult with the Alabama State Banking Department regarding settlement of litigation and to obtain prior approval for sales or transfers of the Bank's assets benefiting any director, officer or employee deemed to owe restitution.

As a part of an effort to control the Bank's expenses, the Board has directed the Audit Committee to review for adequacy and appropriateness bills paid by the Bank for professional services from 1998 to the present, to recover fees improperly paid, if any, for the benefit of third parties and to establish additional internal controls for the payment of future bills.

On March 4, 2003, the Board of Directors of Community Bank and the FDIC entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the "Consent Agreement"). The Order was effective 10 days after March 12, 2003, the date of its issuance. The FDIC alleged in the Order to Cease and Desist (the "Order") deficiencies relating to the Board's supervision over active management of Community Bank, supervision and control of lending to insiders and accurate maintenance of Community Bank's books and records. The FDIC characterizes these deficiencies as unsafe and unsound banking practices. The Board consented to the Order without admitting or denying those allegations. Pursuant to the Order, the Board of Community Bank agreed to cease and desist from conduct giving rise to the noted deficiencies and to:

(i) develop within 30 days of the effective date of the Order a written plan specifying the responsibilities and lines of authority for Community Bank's executive officers and outlining internal controls to ensure compliance with the plan;
(ii) refrain from making, renewing or modifying any loans to current or former executive officers or directors without prior approval of the FDIC and the Alabama State Banking Department;
(iii) amend Community Bank's books and records to reflect the actual value of bank premises and fixed assets; and
(iv) supply a copy of the Order to the Company and provide the Company with a summary of the Order for inclusion in the Company's next shareholder communication.

Statistical Disclosure

Statistical and other information regarding the following items are set forth in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" on the pages indicated below.

Item 2 - *Properties*

The corporate headquarters of the Company is owned by Community Bank and located at 68149 Main Street (U.S. Highway 231) in Blountsville, Alabama. Community Bank's administrative, operational, accounting and legal functions are housed in three buildings constructed in 1997, all of which are located on the same property as the corporate headquarters.

The main banking office of Community Bank is located at 69156 Main Street, Blountsville, Alabama. The premises are owned by Community Bank.

At December 31, 2002, Community Bank owned or leased buildings that were used in the normal course of business in nine counties in Alabama, including Blount, Lauderdale, Limestone, Madison, Marengo, Marion, Morgan, Perry and Winston Counties. 1st Community Credit Corporation owned or leased buildings that were used in the normal course of business in ten counties in Alabama, including Blount, Cullman, Marshall, Morgan, Limestone, Lawrence, Etowah, Madison, DeKalb and Walker Counties. Community Insurance Corp. and its subsidiary, Southern Select Insurance, Inc., owned a building that is used in the normal course of business in Madison County, Alabama.

For information about the amounts at which bank premises, equipment and other real estate are recorded in the Company's financial statements and information relating to commitments under leases, see the Company's Consolidated Financial Statements and the accompanying notes to Consolidated Financial Statements included elsewhere in this Report.

Item 3 - *Legal Proceedings*

Background

At a meeting of Community Bank's Board of Directors on June 20, 2000, a director brought to the attention of the Board the total amount of money Community Bank had paid subcontractors in connection with the construction of a new Community Bank office in Guntersville, Alabama. Management of the Company commenced an investigation of the expenditures. At the request of management, the architects and subcontractors involved in the construction project made presentations to the Boards of Directors of the Company and Community Bank on July 15 and July 18, 2000, respectively. At the July 18, 2000 meeting of the Board of Directors of Community Bank, another director alleged that Community Bank had been overcharged by subcontractors on that construction project and another current construction project. On July 18, 2000, the Boards of Directors of the Company and Community Bank appointed a joint committee comprised of independent directors of the Company and of Community Bank to investigate the alleged overcharges. The joint committee retained independent legal counsel and an independent accounting firm to assist the committee in its investigation and has made its report to the Boards of Directors. The directors of Community Bank who alleged the construction overcharges have made similar charges to bank regulatory agencies and law enforcement authorities. Management believes that these agencies and authorities are currently conducting investigations regarding this matter.

Benson Litigation

On July 21, 2000, three shareholders of the Company, M. Lewis Benson, Doris E. Benson and John M. Packard, Jr., filed a lawsuit in the state Circuit Court of Marshall County, Alabama against the Company, Community Bank, certain directors and officers of the Company and Community Bank, an employee of Community Bank and two construction subcontractors. The plaintiffs purported to file the lawsuit as a shareholder derivative action, which relates to the alleged construction overcharges being investigated by the joint committee of the Boards of Directors of the Company and Community Bank. The complaint alleges that the directors, officers and employee named as defendants in the complaint breached their fiduciary duties, failed to properly supervise officers and agents of the Company and Community Bank, and permitted waste of corporate assets by allegedly permitting the subcontractor defendants to overcharge Community Bank in connection with the construction of two new Community Bank offices, and to perform the construction work without written contracts, budgets, performance guarantees and assurances of indemnification. In addition, the complaint alleges that Kennon R. Patterson, Sr., the Chairman, President and Chief Executive Officer of the Company, breached his fiduciary duties by allegedly permitting the two named subcontractors to overcharge for work performed on the two construction projects in exchange for allegedly discounted charges for work these subcontractors performed in connection with the construction of Mr. Patterson's residence. The complaint further alleges that the director defendants knew or should have known of this alleged arrangement between Mr. Patterson and the subcontractors. The complaint also alleges that Mr. Patterson, the Community Bank employee and the two subcontractor defendants made false representations and suppressed information about the alleged overcharges and arrangement between Mr. Patterson and the subcontractors.

On August 15, 2000, the plaintiffs filed an amended complaint adding Andy C. Mann, a shareholder of the Company, as a plaintiff and adding a former director of the Company and Community Bank as a defendant. The amended complaint generally reiterates the allegations of the original complaint. In addition, the amended complaint alleges that Community Bank was overcharged on all construction projects from January 1997 to the present. The amended complaint also alleges that the defendants breached their fiduciary duties and are guilty of gross financial mismanagement, including allegations concerning the making or approval of certain loans and taking allegedly improper actions to conceal the fact that certain loans were uncollectible. On September 18, 2000 the plaintiffs filed a second amended complaint. The second amended complaint generally reiterates the allegations of the original and first amended complaints. In addition, the second amended complaint alleges that the plaintiffs were improperly denied their rights to inspect and copy certain records of the Company and Community Bank. The second amended complaint also alleges that the directors of the Company abdicated their roles as directors either by express agreement or as a result of wantonness and gross negligence. The second amended complaint asserts that the counts involving inspection of corporate records and director abdication are individual, non-derivative claims. The second amended complaint seeks, on behalf of the Company, an unspecified amount of compensatory damages in excess of $1 million, punitive damages, disgorgement of allegedly improperly paid profits and appropriate equitable relief. Upon motion of the defendants, the case was transferred to the state Circuit Court in Blount County, Alabama by order dated September 21, 2000, as amended on October 12, 2000.

On August 24, 2000, the Board of Directors of the Company designated the directors of the Company who serve on the joint investigative committee as a special litigation committee to investigate and evaluate the allegations and issues raised in this lawsuit and to arrive at such decisions and take such action as the special litigation committee deems appropriate. On June 8, 2001, the special litigation committee filed its report under seal with the court. On June 18, 2001, the court entered an order affirming the confidentiality of the special committee's report. On June 28, 2001, the Company, Community Bank and various other defendants filed a motion with the court to adopt the report of the special committee, for partial summary judgment and to realign the Company and Community Bank as plaintiffs in the lawsuit.

Following a hearing on August 29, 2001, the court denied these motions on November 8, 2001. The court also ruled that the plaintiffs were entitled to conduct discovery except as it related to one of the subcontractor defendants and granted the plaintiffs' motion to unseal the report of the special litigation committee. On November 14, 2001, the directors of the Company filed a motion for the court to alter, amend, or vacate its November 8, 2001 rulings. On February 7, 2002, the Company and Community Bank filed a motion to disqualify Maynard, Cooper & Gale, P.C., the law firm representing the plaintiffs, due to conflicts of interest. The court held a hearing on these motions on February 22, 2002 and the parties are awaiting a ruling. A tentative settlement of the lawsuit was announced in December, 2002, but was not carried through and is unlikely to be under present circumstances. One of the subcontractors named as a defendant in this action, Morgan City Construction, Inc., and its principals, Mr. and Mrs. Dewey Hamaker, have been tried and convicted in the United States District Court for the Northern District of Alabama and are awaiting sentencing.

Because of the inherent uncertainties of the litigation process, the Company is unable at this time to predict the outcome of this lawsuit and its effect on the Company's financial condition and results of operations.

Packard Derivative Litigation

On April 4, 2003, a group composed of the same plaintiffs as in the *Benson* case filed another derivative action against Sheffield Electrical Contractors, Inc., Steve Sheffield, Jay Bolden, Dudley, Hopton-Jones, Sims & Freeman, PLLP, Glynn Debter, Kennon R. Patterson, Jr., Robert O. Summerford, Jimmie Trotter, John Lewis, Jr., Merritt Robbins, Stacey Mann, B. K. Walker, Jr., Denny Kelly, Roy B. Jackson, Loy McGruder, and Hodge Patterson. The complaint in this new derivative lawsuit, besides adding defendants known during but not named in the *Benson* lawsuit, is based upon the same allegations as in the *Benson* case but bases its claims against the director-defendants not "for what they did (and did not do) *before* learning of the over billing [*sic.*] allegations against Patterson [Kennon R. Patterson, Sr., the Company's former Chairman and CEO] in July 2000" but, instead "only for what they have done (and failed to do) *after* the filing of the *Benson* lawsuit — that is, after they learned of the allegations against Patterson in July 2000." [Emphasis in the original.]

The time for answering the complaint in this case has not yet expired. Because of the inherent uncertainties of the litigation process, the Company is unable at this time to predict the outcome of this lawsuit and its effect on the Company's financial condition and results of operations.

Towns Derivative Litigation

The lawsuit filed by Mr. William Towns, a shareholder of the Company, on November 19, 1998, as a shareholder derivative action against the directors of the Company in the Circuit Court of Blount County, Alabama, was settled and dismissed during 2002. The settlement did not have a material effect on the financial condition of the Company.

Corr Family Litigation

On September 14, 2000, Bryan A. Corr and six other shareholders of the Company related to Mr. Corr filed an action in the Circuit Court of Blount County, Alabama, against the Company, Community Bank, and certain directors and officers of the Company and Community Bank. The plaintiffs have alleged that the directors of the Company actively participated in or ratified the misappropriation of corporate income. The action was not styled as a shareholder derivative action. On January 3, 2001, the defendants filed a motion for summary judgment on the basis that these claims are derivative in nature and cannot be brought on behalf of individual shareholders. The court has not ruled on the motion. Although management currently believes that this action will not have a material adverse effect on the Company's financial condition or results of operations, regardless of the outcome, the action could be costly, time consuming, and a diversion of management's attention.

Auto Loan Litigation

The action filed by the Company in the United States District Court for the Northern District of Alabama against Carl Gregory Ford L-M, Inc., an automobile dealership located in Ft. Payne, Alabama, Carl Gregory and Doug Broaddus, the owners of the dealership, several employees and former employees of the dealership and Gerald Scot Parrish, a former employee of Community Bank, with respect to certain loans originated during 1998 in Community Bank's Wal-Mart office in Ft. Payne, Alabama, has been settled as to all defendants other than G. S. Parrish, the former employee of the Bank. The Bank has one year within which to re-file its claims against Mr. Parrish.

Employee Litigation

The lawsuit filed by Messrs. Michael W. Alred and Michael A. Bean, two former directors and executive officers of Community Bank, against Community Bank in the United States District Court for the Northern District of Alabama alleging that their employment was wrongfully terminated for allegedly providing information to bank regulatory and law enforcement authorities concerning possible violations of laws and regulations, gross mismanagement, gross waste of funds and abuse of authority by Community Bank, its directors, officers and employees was settled and dismissed during 2002. The terms of the settlement of this litigation were deemed confidential and are included in the statement of income as an increase to litigation expense.

Lending Acts Litigation

On October 11, 2002, William Alston, Murphy Howard, and Jason Tittle filed an action against Community Bank, Community Bancshares, Inc., Holsombeck Motors, Inc., Lee Brown d/b/a Alabama Bond & Investigation a/k/a ABI Recovery, Chris Holmes d/b/a Alabama Bond & Investigation a/k/a ABI Recovery, Regina Holsombeck, Kennon "Ken" Patterson, Sr., Hodge Patterson, James Timothy "Tim" Hodge, Ernie Stephens, and the State of Alabama Department of Revenue. The plaintiffs in this class action allege that Community Bank and others conspired or used extortionate methods to effect a lending scheme of "churning phantom loans", and that profits from the scheme were used to secure an interest in and/or to invest in an enterprise that affects interstate commerce. The allegations state that Community Bank used various methods to get uneducated customers with fair to poor credit to sign numerous "phantom loans" when the customers only intended to sign for one loan. Claims include racketeering activity within the meaning of the Racketeer Influenced and Corrupt Organization Act of 1970, conspiracy, spoliation, conversion, negligence, wantonness, outrage, and civil conspiracy.

The Company and Community Bank intend to defend the action vigorously and currently are conducting discovery to ascertain what substance, if any, there is to the claims. Although management currently believes that this action will not have a material adverse effect on the Company's financial condition or results of operations, regardless of the outcome, the action could be costly, time consuming, and a diversion of management's attention.

Conspiracy Litigation

On November 6, 2001 the Company and Community Bank filed a lawsuit in the United States District Court for the Northern District of Alabama against Bryan A. Corr, Doris J. Corr, individually and as executrix of the Estate of R. C. Corr, Jr., Tina M. Corr, Corr, Inc., George M. Barnett, Michael A. Bean, Michael W. Alred, R. Wayne Washam, M. Lewis Benson, Doris E. Benson, John M. Packard and Andy Mann seeking damages in excess of $50 million. The complaint alleges that, by knowingly making false statements and unsupported allegations to regulatory and law enforcement authorities and in certain lawsuits discussed above, the defendants abused the civil legal process to further their plan to discredit and dislodge the directors and management of the Company and Community Bank and gain control of those companies. The complaint further alleges that certain of the defendants who are former directors and/or executive officers of Community Bank breached their fiduciary duties to Community Bank by participating in, and taking action in the furtherance of, the conspiracy. Finally, the complaint alleges that the defendants failed to make filings that are required by the Federal securities laws to disclose that the group is acting in concert to acquire control of the Company. The complaint seeks compensatory and punitive damages as well as an order barring the defendants from voting their shares of Company stock, purchasing additional Company stock, soliciting proxies and submitting shareholder proposals for at least three years.

On December 5, 2001, the Company, Community Bank and R. Wayne Washam entered into a stipulation pursuant to which Mr. Washam would be dismissed as a defendant. The court granted the stipulation on December 6, 2001. During the time between December 3 and December 7, 2001 the other defendants filed various motions to dismiss, abate or stay the lawsuit. On January 29, 2002 the Company and Community Bank filed an amended complaint to reflect the dismissal of Wayne Washam as a defendant and to add a claim for defamation against two of the defendants. The lawsuit presently is in the discovery phase. As a result of the inherent uncertainties of the litigation process, the Company is unable at this time to predict the outcome of this lawsuit and its effect on the Company's financial condition and results of operations. Regardless of the outcome, however, this lawsuit could be costly, time-consuming and a diversion of management's attention.

Patterson Litigation

On April 9, 2003 Kennon R. Patterson, Sr., former Chairman, President and Chief Executive Officer of the Company, filed an adversary proceeding in the United States Bankruptcy Court for the Northern District of Alabama in connection with his petition for protection under Chapter 11 of the United States Bankruptcy Code. Defendants of the adversary proceeding are the Company, Community Bank, five directors of the Company and Community Bank and the law firm of Powell, Goldstein, Frazer and Murphy, LLP which represents Community Bank's Audit Committee. The complaint alleges that the Company breached its employment agreement with Mr. Patterson by terminating his employment on January 27, 2003 and failed to pay him for compensation and benefits which had allegedly accrued prior to his termination. The complaint also alleges that Community Bank, members of Community Bank's Audit Committee, the Audit Committee's independent counsel and the Company's current Chairman, President and Chief Executive Officer conspired to interfere with Mr. Patterson's contract and business relationship with the Company. The suit seeks damages in excess of $150 million for, among other things, lost compensation and benefits, mental anguish, and damage to Mr. Patterson's reputation. The Company believes that this lawsuit is without merit and intends to defend the action vigorously. Although management currently believes that this action will not have a material adverse effect on the Company's financial condition or results of operations, regardless of the outcome, the action could be costly, time consuming and a diversion of management's attention.

Indemnification and Routine Proceedings

The Company's Certificate of Incorporation provides that, in certain circumstances, the Company will indemnify and advance expenses to its directors and officers for judgments, settlements, and legal expenses incurred as a result of their service as officers and directors of the Company. Community Bank's Bylaws contain a similar provision for indemnification of directors and officers of Community Bank.

The Company and its subsidiaries are from time to time parties to other legal proceedings arising from the ordinary course of business. Management believes, after consultation with legal counsel, that no such proceedings, if resulting in an outcome unfavorable to the Company, will, individually or in the aggregate, have a material adverse effect on the Company's financial condition or results of operations.

Item 4 - *Submission of Matters to a Vote of Security Holders*

No matter was submitted to a vote of security holders by solicitation of proxies or otherwise during the fourth quarter of 2002.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of the Company, their ages, the positions held by them with the Company and certain of its subsidiaries and their principal occupations for the last five years are as follows:

Name, Age and Position Currently Held with the Company and its Subsidiaries	Principal Experience During Past Five Years
Patrick M. Frawley (51) Chairman, President and Chief Executive Officer of the Company; Chairman and Chief Executive Officer of Community Bank; Chairman of 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corporation, and Southern Select Insurance, Inc.	Chairman, President, and Chief Executive Officer of the Company (2003 – Present); Chairman and Chief Executive Officer of Community Bank (2003 – Present); Senior Vice President of Community Bank (2002 - 2003); Director of Regulatory Relations for Bank of America (1991 – 2002)
Kerri C. Kinney (33) * Chief Financial Officer of the Company and Community Bank	Chief Financial Officer of the Company and Community Bank (2001-Present); Senior Risk Consultant for Compass Bank, Birmingham, Alabama (2001); Chief Accounting Officer of Frontier National Corporation, Sylacauga, Alabama (1998-2000); Chief Financial Officer of Frontier National Bank, Lanett, Alabama (1997-2000); Vice President and Controller of The County Bank, Greenwood, South Carolina (1993-1997)
Kennon R. Patterson, Sr. (60) ** Chairman, President and Chief Executive Officer of the Company; Chairman and Chief Executive Officer of Community Bank; Chairman of 1st Community Credit Corporation; Vice Chairman of Community Appraisals, Inc.; Director of Community Insurance Corp., and Southern Select Insurance, Inc.	Chairman, President and Chief Executive Officer of the Company (1985-2003); Chairman and Chief Executive Officer of Community Bank (1993-2003)
Loy McGruder (61) *** Director of the Company; Director and President of Community Bank	President of Community Bank (2002-Present); Executive Vice President of Community Bank (1994-2002); City President of Community Bank-Blountsville (1994-1997); Senior Vice President of Community Bank (1993-1994)

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* On April 14, 2003, Jim Kinney, Ms. Kinney's husband, will become an employee of Community Bank at an annual salary of $75,000. Mr. Kinney will be the project manager of a specific project for the operations division. It is anticipated that Mr. Kinney's employment will terminate upon completion of the project in approximately 12 months.

** In January 2003, the Board of Directors terminated Mr. Patterson's employment with the Company and Community Bank, and appointed Mr. Frawley to replace him. On February 8, 2003, the Board of Directors announced that Mr. Patterson would no longer serve on the Board of Directors of Community Bank. The Board of Directors of the Company does not have the legal authority to remove a director of the Company, although a director may resign. Mr. Patterson has not resigned as a director of the Company and is currently a director of the Company.

*** Mr. McGruder began a medical leave of absence on February 3, 2003 and will retire on June 6, 2003. Stacey W. Mann (50), Executive Vice President of Community Bank since 1997 and Chief Operating Officer since 2001, has been appointed by the Board of Directors as Interim President pending regulatory approval.

The Company's Bylaws provide that the term of office of an executive officer of the Company is as provided in the officer's employment agreement with the Company or, if the officer is not a party to an employment agreement or if the officer's employment agreement does not specify a term of office, as determined by the Company's Board of Directors and until the officer's successor is elected and qualified or until the officer's earlier resignation or removal.

PART II

Item 5 - ***Market for Registrant's Common Equity and Related Shareholder Matters***

Shares of the common stock (the "Common Stock") of the Company were held by approximately 2,325 shareholders of record as of March 10, 2003. There is no established trading market for the Common Stock, which has been purchased and sold infrequently in private transactions. Therefore, no reliable information is available as to trades of the Common Stock, or as to the prices at which such Common Stock has traded. Management has reviewed the limited information available to the Company as to the ranges at which shares of the Common Stock has been sold. The following data regarding the Common Stock are provided for information purposes only, and should not be viewed as indicative of the actual or market value of the Common Stock.

	Estimated Price Range Per Share	
	High	Low
2002:		
First Quarter	$ 15.00	$ 15.00
Second Quarter	20.00	15.00
Third Quarter	15.00	15.00
Fourth Quarter	15.00	15.00
2001:		
First Quarter	$ 22.00	$ 15.00
Second Quarter	22.00	15.00
Third Quarter	15.00	15.00
Fourth Quarter	18.00	12.00
2000:		
First Quarter	$ 25.00	$ 24.00
Second Quarter	25.00	19.00
Third Quarter	25.00	20.00
Fourth Quarter	26.00	20.00

Annual dividends were neither declared nor paid in 2002. Generally, the payment of dividends on the Common Stock is subject to the prior payment of principal and interest on the Company's long-term debt, the retention of sufficient earnings and capital in the Company's operating subsidiaries and regulatory restrictions. Currently, the Company is under a memorandum of understanding with the Federal Reserve that, among other restrictions, disallows the declaration or payment of any dividends without the prior written approval of the Federal Reserve. The Board of Directors does not currently anticipate declaring or paying a dividend in 2003. There can be no assurance that the Company will pay any dividends in the foreseeable future. See "Item 1 - Business - Supervision and Regulation," "Item 7 - Management's Discussion of Financial Condition and Results of Operations - Liquidity Management" and Note 12 in the Notes to Consolidated Financial Statements included elsewhere in this Report.

Item 6 - ***Selected Financial Data***

The following table sets forth selected financial data for the last five years. All averages are daily averages.

	Years ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands except per share data)				
Net interest income	$ 23,504	$ 22,853	$ 22,418	$ 26,672	$ 21,672
Provision for loan losses	10,033	6,096	7,573	4,459	885
Net income (loss) from continuing operations	(5,023)	(2,381)	(2,853)	**	**
Net income (loss) from discontinued operations	5,927	958	(167)	**	**
Net income (loss)	904	(1,423)	(3,019)	1,658	3,579
Per Share Data:					
Earnings (loss) per share from continuing operations – basic	$ (1.08)	$ (0.52)	$ (0.64)	$ **	$ **
Earnings (loss) per share from continuing operations - diluted	(1.08)	(0.52)	(0.61)	**	**
Earnings per share – basic	0.19	(0.31)	(0.68)	0.37	0.90
Earnings per share – diluted	0.19	(0.31)	(0.65)	0.36	0.88
Cash dividends	-	-	0.75	0.60	0.50
Balance Sheet:					
Loans, net of unearned income	$ 359,184	$ 501,520	$ 528,316	$ 498,726	$ 433,853
Deposits	459,464	617,706	600,901	573,261	538,586
FHLB long-term debt	38,000	38,000	38,000	40,000	-
Other long-term debt	3,578	4,667	5,675	6,637	7,569
Trust preferred securities	10,000	10,000	10,000	-	-
Average equity	42,848	42,938	41,776	44,203	37,318
Average assets	629,481	725,461	710,915	632,713	538,470
Ratios:					
Return on average assets	0.14%	(0.20)%	(0.42)%	0.26%	0.67%
Return on average equity	2.11	(3.31)	(7.23)	3.75	9.59
Average equity to average assets	6.81	5.92	5.88	6.99	6.93

** 1999 and 1998 data do not reflect separate net income components for discontinued operations of certain branches divested in 2002.

Item 7 - *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Item 7a - *Quantitative and Qualitative Disclosures about Market Risk*

The purpose of this discussion is to focus on the significant changes in the financial condition and results of operations of the Company and its subsidiaries during 2000, 2001 and 2002. This discussion and analysis is intended to supplement and highlight information contained in the Company's consolidated financial statements and related notes and the selected financial data presented elsewhere in this Report.

Forward-Looking Statements

This report, including Management's Discussion and Analysis of Financial Condition and Results of Operations, and documents incorporated herein by reference, may contain certain statements relating to the future results of the Company based upon information currently available. These "forward-looking statements" (as defined in Section 21E of The Securities and Exchange Act of 1934) are typically identified by words such as "believes", "expects", "anticipates", "intends", "estimates", "projects", and similar expressions. These forward-looking statements are based upon assumptions the Company believes are reasonable and may relate to, among other things, the allowance for loan loss adequacy, simulation of changes in interest rates and litigation results. Such forward-looking statements are subject to risks and uncertainties, which could cause the Company's actual results to differ materially from those included in these statements. These risks and uncertainties include, but are not limited to, the following: (1) changes in political and economic conditions; (2) interest rate fluctuations; (3) competitive product and pricing pressures within the Company's markets; (4) equity and fixed income market fluctuations; (5) personal and corporate customers' bankruptcies; (6) inflation; (7) acquisitions and integration of acquired businesses; (8) technological changes; (9) changes in law; (10) changes in fiscal, monetary, regulatory and tax policies; (11) monetary fluctuations; (12) success in gaining regulatory approvals when required; and (13) other risks and uncertainties listed from time to time in the Company's SEC reports and announcements.

Critical Accounting Policies

The Company's significant accounting policies are presented in Note 1 to the consolidated financial statements. These policies, along with the disclosures presented in the other footnotes, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Those accounting policies involving significant estimates and assumptions by management, which have, or could have, a material impact on the carrying value of certain assets and impact comprehensive income, are considered critical accounting policies. The Company recognizes the following as critical accounting policies: Accounting for Allowance for Loan Losses and Accounting for Income Taxes.

Accounting for Allowance for Loan Losses. Management's ongoing evaluation of the adequacy and allocation of the allowance considers both impaired and unimpaired loans and takes into consideration the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, the reviews of regulators, and an analysis of current economic conditions. While management believes that it has exercised prudent judgment and applied reasonable assumptions which have resulted in an allowance presented in accordance with generally accepted accounting principles, there can be no assurance that in the future, adverse economic conditions, increased nonperforming loans, regulatory concerns, or other factors will not require further increases in, or reallocation of the allowance. Further discussion regarding the Company's accounting for allowance for loan losses is included in Notes 1 and 4 to the consolidated financial statements.

Accounting for Income Taxes. The Company uses the asset and liability method of accounting for income taxes. Determination of the deferred and current provision requires analysis by management of certain transactions and the related tax laws and regulations. Management exercises significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. Those judgments and estimates are re-evaluated on a continual basis as regulatory and business factors change. Further discussion regarding the Company's accounting for income taxes is included in Notes 1 and 20 to the consolidated financial statements.

Net Income and Earnings per share

The Company's net income of approximately $904,000 for 2002 represented a $2,327,000 increase from its net loss of approximately $1,423,000 for 2001, which represented a $1,596,000 increase from 2000's net loss of approximately $3,019,000. When stated as changes in basic earnings per share, the 2002 basic earnings per share of $0.19 represented a $0.50 increase from the 2001 basic loss per share of $0.31, which represented a $0.37 increase from the 2000 basic loss per share of $0.68.

Both 2000 and 2001 Consolidated Statements of Income have been restated to appropriately reflect earnings and losses from both continuing and discontinued operations as a result of branch divestitures that occurred in 2002. These statements have also been restated to reflect results of an investigation that commenced in the fourth quarter of 2002 into allegations that the Company had been overcharged on various construction projects. The Company has appropriately recorded impairment losses on premises and equipment and charged them to the period in which the overcharge occurred. Any overcharge which occurred prior to the year ended December 31, 2000 has been appropriately reflected as a prior period adjustment in Retained Earnings. See Note 22 - Prior Period Adjustments in the Notes to Consolidated Financial Statements.

Loss from continuing operations increased approximately $2,642,000 to approximately $5,023,000 at December 31, 2002 from approximately $2,381,000 at December 31, 2001 which was a decrease in loss from continuing operations of approximately $472,000 from approximately $2,853,000 at December 31, 2000. Although net interest income increased approximately $652,000 to approximately $23,505,000 at December 31, 2002 from approximately $22,853,000 at December 31, 2001, an increase in provision for loan losses of approximately $3,937,000 more than offset that positive and was the primary cause for increased losses from continuing operations for 2002. Basic loss from continuing operations per common share was $1.08 for the year ended December 31, 2002 as compared to a basic loss from continuing operations per common share for the year ended December 31, 2001 of $0.52. Discontinued operations, net of tax, provided approximately $5,927,000 of net income for the year ended December 31, 2002 or $1.27 basic earnings per share. This includes a pretax gain of approximately $8,072,000 on the divested branches. Discontinued operations, net of tax, provided approximately $958,000 of income for the year ended December 31, 2001, but lost approximately $167,000 during the year ended December 31, 2000.

Earning Assets

The Company's average total assets in 2002 decreased 13.2% below that for 2001, primarily as a result of branch divestitures. Earning assets accounted for approximately 83.6% of the Company's average total assets for 2002.

Average loans, excluding those associated with discontinued operations, net of unearned income, represented 72.6%, 75.1% and 78.6% of average earning assets during 2002, 2001 and 2000, respectively. Average investment securities represented 22.2% of average earning assets in 2002, compared to 21.5% in 2001 and 20.5% in 2000. The change in the mix of loans and securities has been attributable to a decrease in loans. Average federal funds sold as a percent of average earning assets was 4.6%, 3.4% and 0.7% for 2002, 2001 and 2000, respectively. The other earning asset categories accounted for less than 3.0% of average earning assets for all three periods.

Loans

Total loans, net of unearned income, decreased approximately $142,335,000, or 28.4%, to approximately $359,184,000 at December 31, 2002, from $501,519,000 at December 31, 2001, which represented an increase of $26,796,000, or 5.1%, from $528,316,000 at December 31, 2000. Commercial, financial and agricultural loans decreased by approximately $44,369,000, or 30.3%, to approximately $101,841,000 at December 31, 2002, from approximately $146,210,000 at December 31, 2001, which represented a decrease of approximately $5,437,000, or 3.9%, from approximately $140,773,000 at December 31, 2000. Commercial, financial and agricultural loans represented 28.3% of total loans at December 31, 2002, compared to 29.1% at December 31, 2001 and 26.6% at December 31, 2000. Real estate - mortgage loans decreased by approximately $58,441,000, or 25.1%, to approximately $174,775,000 at December 31, 2002, from $233,216,000 at December 31, 2001, which represented a decrease of approximately $3,376,000, or 1.4%, from approximately $236,592,000 at December 31, 2000. As a percentage of total loans, real estate - mortgage loans increased to 48.7% at December 31, 2002, from 46.5% at December 31, 2001 and 44.8% at December 31, 2000. Consumer loans decreased by approximately $38,435,000, or 32.3%, to approximately $80,596,000 at December 31, 2002, from approximately $119,031,000 at December 31, 2001, which represented a decrease of approximately $26,642,000, or 18.3%, from approximately $145,673,000 at December 31, 2000. As a percentage of total loans, consumer loans decreased to 22.4% at December 31, 2002, from 23.8% at December 31, 2001 and 27.6% at December 31, 2000. Real estate - construction loans decreased by approximately $1,109,000, or 35.5%, to approximately $2,017,000 at December 31, 2002, from approximately $3,126,000 at December 31, 2001, which represented a decrease of approximately $2,302,000, or 42.4%, from approximately $5,429,000 at December 31, 2000. As a percentage of total loans, real estate - construction loans stayed level at 0.6% at December 31, 2002, from 0.6% at December 31, 2001 and decreased from 1.0% at December 31, 2000. The Company has experienced general decreases in loans because of economic downturns, the tightening of the Company's credit standards and increased charge-offs of loans originated in previous years, but has specifically experienced a large decline in loans in 2002 due to the sale of branches earlier in the year.

The following table shows the classification of loans by major category at December 31, 2002, and at the end of each of the preceding four years.

LOAN PORTFOLIO

	December 31,									
	2002		2001		2000		1999		1998	
	Amount of	Percent Total	Amount of	Percent Total	Amount of	Percent Total	Amount of	Percent Total	Amount of	Percent Total
	(Dollars in Thousands)									
Commercial, financial and agricultural	$ 101,841	28.3%	$ 146,210	29.1%	$ 140,773	26.6%	$ 124,245	24.9%	$ 94,057	21.7%
Real estate - construction	2,017	0.6	3,126	0.6	5,429	1.0	6,470	1.3	6,153	1.4
Real estate -mortgage	174,775	48.7	233,216	46.5	236,592	44.8	224,129	44.9	205,457	47.4
Consumer	80,596	22.4	119,031	23.8	145,673	27.6	144,453	28.9	129,334	29.8
Less: unearned income	45	-	64	-	151	-	571	-	1,148	0.3
Loans, net of unearned income	359,184	100.0%	501,519	100.0%	528,316	100.0%	498,726	100.0%	433,853	100.0%
Allowance for loan losses	9,784		7,292		7,107		2,603		2,971	
Net loans	$ 349,400		$494,227		$521,209		$ 496,123		$ 430,882	

The following table provides maturities of certain loan classifications and an analysis of these loans maturing in over one year as of December 31, 2002.

SELECTED LOAN MATURITY AND INTEREST RATE SENSITIVITY

	Maturity				Rate Structure for Loans Maturing Over One Year	
	One Year or Less	Over One Year Through Five Years	Over Five Years	Total	Predetermined Interest Rate	Floating or Adjustable Rate
	(In thousands)					
Commercial, financial and agricultural	$ 38,891	$ 20,309	$ 42,642	$ 101,842	$ 21,279	$ 41,672
Real estate - construction	1,414	119	483	2,016	119	483
Total	$ 40,305	$ 20,428	$ 43,125	$ 103,858	$ 21,398	$ 42,155

Investment Portfolio

The composition of the Company's investment securities portfolio reflects the Company's investment strategy of maximizing portfolio yields subject to risk and liquidity considerations. The Company's entire portfolio is classified as available for sale. The primary objectives of the Company's investment strategy are to maintain an appropriate level of liquidity and provide a tool to assist in controlling the Company's interest rate position while at the same time producing adequate levels of interest income. Management of the maturity of the portfolio is necessary to provide liquidity and to control interest rate risk. During 2002, gross investment securities sales, calls and pay downs were approximately $88,623,000 and maturities were approximately $15,000,000, compared to gross investment securities sales of $86,418,000 in 2001 and approximately $16,230,000 in 2000 and maturities of approximately $2,500,000 in 2001 and approximately $25,210,000 in 2000. Net gains realized on the sales totaled approximately $653,000 during 2002, compared to approximately $1,284,000 in 2001 and approximately $5,000 in 2000. At December 31, 2002, gross unrealized gains in the portfolio were approximately $2,749,000, compared to approximately $486,000 at December 31, 2001 and approximately $1,419,000 at December 31, 2000, while gross unrealized losses amounted to approximately $227,000 at December 31, 2002, compared to approximately $893,000 at December 31, 2001 and approximately $756,000 at December 31, 2000. These fluctuations in the gross unrealized gains and losses in the Company's investment portfolio resulted primarily from changing bond prices.

Mortgage-backed securities have varying degrees of risk of impairment of principal, as opposed to U.S. Treasury and U.S. government agency obligations, which are considered to contain virtually no default or prepayment risk. Impairment risk is primarily associated with accelerated prepayments, particularly with respect to longer maturities purchased at a premium and interest-only strip securities. The Company's mortgage-backed securities portfolio as of December 31, 2002 and 2001 contained no interest-only strips and the amount of unamortized premium on mortgage-backed securities at December 31, 2002, was approximately $1,672,000, compared to approximately $929,000 at December 31, 2001. The recoverability of the Company's investment in mortgage-backed securities is reviewed periodically by management, and if necessary, appropriate adjustments for impaired value are made to income.

The carrying amount of investment securities at the end of each of the last three years is set forth in the following table:

INVESTMENT PORTFOLIO

	December 31, 2002	December 31, 2001	December 31, 2000
		(In thousands)	
U. S. Treasury and U.S. Government agencies	$ 6,523	$ 16,948	$ 46,830
Mortgage-backed securities	107,534	90,647	31,341
State and municipal securities	7,056	11,684	19,499
Federal Home Loan Bank Stock	2,788	2,400	3,900
Total investment securities	$ 123,901	$ 121,679	$ 101,570

Total investment securities increased approximately $2,222,000, or 1.83%, to approximately $123,901,000 at December 31, 2002, compared to approximately $121,679,000 at December 31, 2001 and approximately $101,570,000 at December 31, 2000. During 2002, non-taxable investment securities decreased $4,628,000, or 39.6%, to approximately $7,056,000 from $11,684,000 at December 31, 2001, which represented an increase of $7,815,000 or 40.1%, from $19,499,000 at December 31, 2000. Taxable investment securities increased approximately $6,850,000, or 6.2% during 2002 to $116,845,000 from approximately $109,995,000 at December 31, 2001, which represented an increase of $27,924, or 34.0%, from approximately $82,071,000 at December 31, 2000. The Company saw increases in the investment portfolio in 2002 as loan volumes continued to decline and excess funds were invested in securities. The composition of the investment securities portfolio changed during 2001 primarily as excess funds were invested in mortgage-backed securities. At December 31, 2002, U.S. government and agency securities represented 92.1% of the total investment securities portfolio compared to 88.4% at year-end 2001, while state and municipal securities represented 5.7% and 9.6% of the investment securities portfolio at year-end 2002 and 2001, respectively. In 2002 and 2001, as investable funds increased due to diminished loan demand and bonds redeemed prior to maturity, Community Bank invested more heavily in mortgage-backed securities to enhance cash flow and maximize yield.

The maturities and weighted average yields of the investments in the year-end 2002 portfolio of investment securities are presented below. The average maturity of the investment portfolio was 6.21 years at year-end 2002 compared to 5.20 years at year-end 2001 with an average yield of 5.54% and 6.22% at December 31, 2002 and 2001, respectively.

Mortgage-backed securities have been included in the maturity table based upon the guaranteed payoff date of each security.

INVESTMENT PORTFOLIO MATURITY SCHEDULE

	Maturing							
	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
December 31, 2002:	(Dollars in thousands)							
SECURITIES - ALL AVAILABLE-FOR-SALE:								
U. S. Government agencies	$ 206	5.05%	$ -	-%	$ 6,317	5.70%	$ 107,535	5.41%
State and municipal securities	239	4.92	180	5.90	369	4.43	6,267	5.07
Equity securities	-	-	-	-	-	-	2,788	-
	$ 445	4.98	$ 180	5.90	$ 6,686	5.63	$ 116,590	5.39

With the exception of some securities issued by U.S. Government agencies, the Company held one municipal bond issued by Hartselle Utilities, whose amortized cost of $4,680,547 exceeded 10% of the Company's consolidated shareholders' equity on December 31, 2002.

Federal funds sold decreased 19.9% during 2002, from $30,000,000 at December 31, 2001 to $24,030,000 at December 31, 2002. This decrease resulted mostly from the branch divestitures.

The balance of interest-bearing deposits with other banks remained at $200,000 at December 31, 2002 and 2001.

Deposits

Community Bank's primary source of funds is deposits. Dividends from Community Bank are the Company's primary source of funds. Historically, continued enhancement of existing products, emphasis upon better customer service and expansion into new market areas have fueled the growth in Community Bank's deposit base. The Company does not presently anticipate further geographic expansion. Rather emphasis has been placed upon attracting consumer deposits and the Company's intent is to expand its consumer base in its market areas in order to continue to fund future asset growth.

During 2002, the Company's average total deposits increased approximately $4,435,000, or 1.0%, to approximately $467,538,000 from approximately $463,103,000 in 2001, which represented an increase of approximately $1,088,000, or 0.2%, from approximately $462,015,000 in 2000. At December 31, 2002, the Company's total deposits were approximately $459,464,000, a decrease of approximately $158,242,000, or 25.6%, from approximately $617,706,000 at December 31, 2001.

The following table presents the average deposit balances and the average rates paid for each of the major classifications of deposits for the 12 month periods ending December 31, 2002, 2001 and 2000, and excludes averages associated with discontinued operations:

	Average Deposit Balances and Rates Paid					
	2002		2001		2000	
	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid	Average Balance	Average Rate Paid
	(Dollars in thousands)					
Noninterest-bearing demand	$ 56,994	0.00%	$ 57,347	0.00%	$ 56,674	0.00%
Interest-bearing demand	79,386	2.17	73,301	4.42	81,920	4.82
Savings	56,606	2.04	48,884	4.14	46,586	4.55
Time	274,552	3.81	283,571	5.37	276,835	5.90
Total (1)	$ 467,538	3.25	$ 463,103	5.05	$ 462,015	5.52

---

(1)The rate paid on total average deposits represents the rate paid on total average interest-bearing deposits only.

The Company's average interest-bearing deposits increased by 1.2% and 0.1% in 2002 and 2001, respectively. Average interest-bearing demand deposits increased 8.3% compared to a decrease of 10.5% during 2001 from an average of approximately $81,920,000 in 2000. Average savings and average time deposits increased 15.8% and decreased 3.2%, respectively, during 2002 compared to increases of 4.9% and 2.4%, respectively, during 2001. Average noninterest-bearing demand deposits decreased 0.6% during 2002 compared to an increase of 1.2% during 2001 from an average of $56,674,000 during 2000. Total average deposits increased 1.0% in 2002 and 0.2% in 2001. The two categories of lowest cost deposits, noninterest-bearing demand deposits and interest-bearing demand deposits, comprised the following percentages of total average deposits during 2002, 2001 and 2000, respectively: (i) Average noninterest-bearing demand deposits – 12.2%, 12.4%, and 12.3%; and (ii) average interest-bearing demand deposits – 17.0%, 15.8% and 17.7%. Community Bank experienced a slight shift in its deposit mix during 2002 as interest-bearing demand deposits and savings increased while certificates of deposits decreased $9,019,000, or 3.2%. Of total time deposits at December 31, 2002, approximately 31.3% were large denomination certificates of deposit and other time deposits of $100,000 or more, up from 31.5% at December 31, 2001.

The maturities of the time certificates of deposit and other time deposits of $100,000 or more issued by the Company at December 31, 2002 are summarized in the table below.

MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE

	December 31, 2002		
	Time Certificates of Deposit	Other Time Deposits	Total
	(In thousands)		
Maturing in three months or less	$ 7,977	$ 15,290	$ 23,267
Maturing in over three through six months	13,200	-	13,200
Maturing in over six through twelve months	16,972	-	16,972
Maturing in over twelve months	32,478	-	32,478
Total	$ 70,627	$ 15,290	$ 85,917

Borrowed Funds

Community Bank also uses borrowed funds as a source of funds for asset growth in excess of deposit growth and for short-term liquidity needs. The mixture of borrowed funds and deposits as sources of funds depends on the relative availability and costs of those funds and Community Bank's need for funding.

Borrowed funds consist primarily of short-term borrowings, borrowings from the Federal Home Loan Bank of Atlanta, Georgia ("FHLB-Atlanta") and long-term debt. Short-term borrowings at year-end 2002 and 2001 consisted of the U. S. Treasury Tax and Loan Note Option account and securities sold under agreements to repurchase. Community Bank had $5,000,000 at year end 2002 and 2001 in available lines to purchase Federal Funds on a secured basis from a commercial bank. At December 31, 2002 and 2001, Community Bank had no funds advanced against these lines. In May 2001, Community Bank borrowed funds of $8,000,000 under the FHLB "fixed rate credit" plan. The advance was for six months bearing interest at 4.15% and matured in November 2001.

The following table sets forth, for the periods indicated, certain information about the Company's short-term borrowings:

SHORT-TERM BORROWINGS

	At December 31,				
	Balance	Weighted Average Rate	Average Balance	Average Rate	Maximum Outstanding At Any Month End
	(Dollars in thousands)				
2002:					
Federal funds purchased	$ -	0.00%	$ -	0.00%	$ -
Short-term FHLB borrowings	-	0.00	-	0.00	-
Securities sold under agreement to repurchase	-	0.00	1,369	1.90	2,905
U.S. treasury tax and loan, note option	1,725	1.10	757	1.39	1,963
Total	$ 1,725	1.10	$ 2,126	1.69	$ 4,868
2001:					
Federal funds purchased	$ -	0.00%	$ 74	6.11%	$ 3,000
Short-term FHLB borrowings	-	0.00	3,967	4.30	8,000
Securities sold under agreement to repurchase	2,538	2.13	2,272	3.59	391
U.S. treasury tax and loan, note option	1,822	1.51	1,021	3.21	814
Total	$ 4,360	1.87	$ 7,334	3.95	$ 12,205

Community Bank is a member of the FHLB-Atlanta and was approved to borrow under various short-term and long-term programs offered by the FHLB-Atlanta. These borrowings are secured under a blanket lien agreement on certain qualifying mortgage instruments in Community Bank's loan and investment portfolios. At December 31, 2002, Community Bank had no available credit through the FHLB – Atlanta.

Since June 1999, Community Bank has borrowed funds under the FHLB-Atlanta's "Convertible Advance Program." Community Bank had $38,000,000 outstanding at both December 31, 2002 and 2001 under the FHLB-Atlanta's "Convertible Advance Program". This obligation has a final maturity of March 1, 2010 (120 months), a call feature every quarterly payment date during the life of the obligation, and a fixed interest rate of 5.93% per annum. The first call date for this advance was March 1, 2001; the advance was not called on that date nor has been since.

Advances obtained by Community Bank under the "Convertible Advance Program" are subject to the terms of an agreement for Advances and Security Agreement with Blanket Floating Lien. Among other things, this agreement provides that upon an event of default, the FHLB may declare all or any part of the indebtedness and accrued interest thereon, including any prepayment fees, to be immediately due and payable. Included in the list of "events of default" is where the FHLB reasonably and in good faith determines that a material adverse change has occurred in the financial condition of Community Bank from that disclosed at the time of the making of any advance or from the condition of Community Bank as most recently disclosed to the FHLB.

Long-term debt consisted of various commitments with scheduled maturities from one to 20 years. The following table sets forth expected debt service for the next five years based on interest rates and repayment provisions as of December 31, 2002. A more detailed explanation of long-term debt is included in Note 11 to the Company's Consolidated Financial Statements included elsewhere in this Report.

MATURITIES OF LONG-TERM DEBT

	2003	2004	2005	2006	2007
			(In thousands)		
Interest on indebtedness	$ 184	$ 164	$ 143	$ 121	$ 97
Repayment of principal	408	428	449	472	495
	$ 592	$ 592	$ 592	$ 593	$ 592

In March 2000, the Company formed a wholly-owned Delaware statutory business trust, Community (AL) Capital Trust I (the "Trust"), which issued $10,000,000 of guaranteed preferred securities representing undivided beneficial interests in the assets of the Trust ("Capital Securities"). All of the common securities of the Trust are owned by the Company. The proceeds from the issuance of the Capital Securities ($10,000,000) and common securities ($310,000) were used by the Trust to purchase $10,310,000 of junior subordinated deferrable interest debentures of the Company which carry an annual interest rate of 10.875%. Under the terms of the indenture, the Company may elect to defer payments of interest for up to ten semiannual payment periods. The Company elected to defer its March and September 2002 interest payments. The balance of accrued interest payable on the debentures was $1,541,872 at December 31, 2002. For the duration of such deferral period, the Company is restricted from paying dividends to shareholders or paying debt that is junior to the debentures. The debentures represent the sole asset of the Trust. The debentures and related income statement effects are eliminated in the Company's consolidated financial statements. The Company is entitled to treat the aggregate liquidation amount of the debentures as Tier I capital under Federal Reserve guidelines.

The Capital Securities accrue and pay distributions semiannually at a rate of 10.875% per annum of the stated liquidation value of $1,000 per capital security. The Company has entered into an agreement which fully and unconditionally guarantees payment of: (i) accrued and unpaid distributions required to be paid on the Capital Securities; (ii) the redemption price with respect to any Capital Securities called for redemption by the Trust; and (iii) payments due upon a voluntary or involuntary liquidation, winding up or termination of the Trust.

The Capital Securities are mandatorily redeemable upon the maturity of the debentures on March 8, 2030, or upon earlier redemption as provided in the indenture pursuant to which the debentures were issued. The Company has the right to redeem the debentures purchased by the Trust: (i) in whole or in part, on or after March 8, 2010; and (ii) in whole (but not in part) at any time within 90 days following the occurrence and during the continuation of a tax event, capital treatment event or investment company event (each as defined in the indenture). As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be a percentage of the principal amount, ranging from 105.438% in 2010 to 100.00% in and after 2020, plus accrued but unpaid interest.

Liquidity Management

Liquidity is defined as the ability of a company to convert assets into cash or cash equivalents without significant loss. Liquidity management involves maintaining the Company's ability to meet the day-to-day cash flow requirements of Community Bank's customers, whether they are depositors wishing to withdraw funds or borrowers requiring funds to meet their credit needs. Without proper liquidity management, the Company would not be able to perform the primary function of a financial intermediary and would, therefore, not be able to meet the production and growth needs of the communities it serves.

The primary function of asset and liability management is not only to assure adequate liquidity in order for the Company to meet the needs of its customer base, but to maintain an appropriate balance between interest-sensitive assets and interest-sensitive liabilities so that the Company can also meet the investment objectives of its shareholders. Daily monitoring of the sources and uses of funds is necessary to maintain an acceptable cash position that meets both its customers' needs and its shareholders' objectives. In a banking environment, both assets and liabilities are considered sources of liquidity funding and both are, therefore, monitored on a daily basis.

The asset portion of the balance sheet provides liquidity primarily through loan principal repayments or sales, maturities, calls and pay downs of investment securities. Real estate-construction and commercial, financial and agricultural loans that mature in one year or less totaled approximately $40,305,000, or 11.2% of loans, net of unearned income, at December 31, 2002, and investment securities maturing in one year or less totaled approximately $445,000, or 0.4% of the investment portfolio at December 31, 2002. Other sources of liquidity include cash on deposit with other banks and short-term investments such as federal funds sold and maturing interest-bearing deposits with other banks.

The liability portion of the balance sheet provides liquidity through various customers' interest-bearing and noninterest-bearing deposit accounts. Funds are also available through the purchase of federal funds from other commercial banks and borrowings against Community Bank's credit availability through the FHLB-Atlanta. Liquidity management involves the daily monitoring of the sources and uses of funds to maintain an acceptable Company cash position.

Dividends paid by Community Bank are the primary source of funds available to the Company for debt repayment, payment of dividends to its shareholders and other needs. Certain restrictions exist regarding the ability of Community Bank to transfer funds to the Company in the form of cash dividends, loans or advances. The approval of the State of Alabama Banking Department is required to pay dividends in excess of Community Bank's net earnings in the current year plus retained net earnings for the preceding two years less any required transfers to surplus. At December 31, 2002, Community Bank could not have declared any dividends without approval of regulatory authorities. See Note 12 to the Company's Consolidated Financial Statements elsewhere in this Report and "Item 1 - Business - Supervision and Regulation."

The Company relies on dividends from Community Bank in order to pay expenses, service debt and pay dividends to shareholders. Although dividends from Community Bank are the primary source of funding, the Company also receives cash from Community Bank in the form of management fee income and generally retains cash for its portion of tax benefit on intercompany income tax settlements. Without dividends or management fee income from Community Bank, the Company would not be able to pay expenses or service debt. Management fees for 2002 were $300,000 and no dividends were paid for 2002. Community Bank is unable to pay a dividend to the Company without prior approval of the regulatory authorities nor is the Company able to increase the management fee charged to Community Bank without the prior written approval of the Federal Reserve. See "Item 1 - Business - Supervision and Regulation."

Interest Rate Sensitivity

Community Bank's net interest income and the fair value of its financial instruments are influenced by changes in the level of interest rates. Community Bank manages its exposure to fluctuations in interest rates through policies established by its Asset/Liability Committee ("ALCO"). The ALCO meets periodically to monitor its interest rate risk exposure and implement strategies that might improve its balance sheet positioning and/or earnings. Management utilizes an interest rate simulation model to estimate the sensitivity of the Bank's net interest income and net income to changes in interest rates. Such estimates are based upon a number of assumptions for each scenario, including balance sheet growth, deposit repricing characteristics and prepayment rates.

The estimated impact on Community Bank's net interest income sensitivity over a one year time horizon at December 31, 2002 is shown below. Such analysis assumes an immediate and a parallel shift in interest rates based on correlation analysis of market prices and the Company's estimates of deposit rate changes in alternate scenarios.

INTEREST RATE SENSITIVITY

	-100 Basis Points	Level	+100 Basis Points
	(Dollars in thousands)		
December 31, 2002:			
Prime rate	3.25%	4.25%	5.25%
Interest income	$ 34,342	$ 35,983	$ 37,500
Interest expense	13,109	14,131	15,352
Net interest income	$ 21,233	$ 21,852	$ 22,148
Dollar change from level	$ (619)		$ 296
Percentage change from level	(2.83)%		1.35%
December 31, 2001:			
Prime rate	3.75%	4.75%	5.75%
Interest income	$ 47,508	$ 50,612	$ 53,156
Interest expense	18,102	20,094	21,679
Net interest income	$ 29,406	$ 30,518	$ 31,477
Dollar change from level	$ (1,112)		$ 959
Percentage change from level	(3.64)%		3.14%

As shown above, in a 100 basis point rising rate environment, the net interest margin should increase 1.35% and in a 100 basis point falling rate environment, the net interest margin should decrease 2.83%. This is a positive change from 2001 variances of 3.14% and (3.64)%, meaning net interest income is less sensitive to fluctuations in interest rates when compared to sensitivity for 2001. These percent changes from a level rate scenario fall comfortably within The Company's ALCO policy limit of +/-7.00%.

Capital Resources

A strong capital position is vital to the continued profitability of the Company because it promotes depositor and shareholder confidence and provides a solid foundation for future growth of the organization. In 1993, 1995 and 1998, the Company raised capital through the sale of shares of its Common Stock. All three offerings were closed upon being fully subscribed. In the fourth quarter of 1998, the Company sold to the public and the Company's Employee Stock Ownership Plan (the "ESOP") 500,000 newly issued shares of Common Stock at a price of $19.00 per share, raising approximately $9,467,000 after reduction for offering expenses. The net proceeds from all offerings have been available for debt reduction, capital enhancement, growth and expansion of the Company and general corporate purposes.

In March 2000, the Company formed a wholly-owned Delaware statutory business trust, Community (AL) Capital Trust I (the "Trust"), which issued $10,000,000 of guaranteed preferred securities representing undivided beneficial interests in the assets of the Trust ("Capital Securities"). All of the common securities of the Trust are owned by the Company.

The proceeds from the issuance of the Capital Securities ($10,000,000) and common securities ($310,000) were used by the Trust to purchase $10,310,000 of junior subordinated deferrable interest debentures of the Company which carry an annual interest rate of 10.875%.

The debentures represent the sole asset of the Trust. The debentures and related income statement effects are eliminated in the Company's consolidated financial statements. The Company is entitled to treat the aggregate liquidation amount of the debentures as Tier I capital under Federal Reserve guidelines. See "Borrowed Funds -- Maturities of Long-term Debt."

Bank regulatory authorities have issued risk-based capital guidelines that take into consideration risk factors associated with various categories of assets, both on and off the balance sheet. Under the guidelines, capital strength is measured in two tiers, which are used in conjunction with risk-adjusted assets to determine the risk-based capital ratios. The Company's Tier I capital, which includes common stock, retained earnings and Trust preferred securities, amounted to approximately $46,817,000 at December 31, 2002, compared to approximately $46,847,000 at December 31, 2001. Tier II capital components include supplemental capital components, such as qualifying allowance for loan losses and qualifying subordinated debt. Tier I capital plus the Tier II capital components are referred to as total risk-based capital, which was approximately $52,897,000 and $54,539,000 at year-end 2002 and 2001, respectively. The percentage ratios, as calculated under the guidelines, for Tier I and total risk-based capital were 12.95% and 14.63%, respectively, at December 31, 2002, compared to 9.59% and 11.17%, respectively, at year-end 2001.

Another important indicator of capital adequacy in the banking industry is the leverage ratio. The tier I leverage ratio is defined as the ratio that the Company's Tier I capital bears to total average assets minus goodwill. The Company's Tier I leverage ratios were 8.20% and 6.39% at December 31, 2002 and 2001, respectively.

The following table illustrates the Company's regulatory capital ratios at December 31, 2002, 2001 and 2000:

CAPITAL ADEQUACY RATIOS

	December 31,		
	2002	2001	2000
	(Dollars in thousands)		
Tier I capital	$ 46,817	$ 46,847	$ 44,008
Tier II capital	6,080	7,692	7,790
Total qualifying capital	$ 52,897	$ 54,539	$ 51,798
Risk-weighted total assets (including off-balance-sheet exposures)	$ 361,646	$ 488,310	$ 510,161
Tier I risk-based capital ratio.	12.95%	9.59%	8.63%
Total risk-based capital ratio	14.63	11.17	10.15
Leverage ratio	8.20	6.39	6.17

In addition to regulatory requirements, a certain level of capital growth must be achieved to maintain appropriate ratios of equity to total assets. The following table summarizes the equity-to assets and dividend payout ratios for each of the last three years:

CAPITAL GROWTH (REDUCTION) RATIOS

	Year Ended December 31,		
	2002	2001	2000
Dividend payout ratio	0%	0%	(102.9)%
Average equity to average assets ratio	6.81	5.92	5.88

The Company's return on average assets ratio, which is computed by dividing net income (loss) by average assets was 0.14, (0.20) and (0.42) for 2002, 2001 and 2000, respectively. The increase in 2002 was due to the net income of approximately $904,000 in 2002, compared to a net loss of approximately $1,423,000 in 2001 and a net loss of approximately $3,019,100 in 2000, coupled with a 13.2% decrease in average assets during 2002 to approximately $629,481,000, compared to average assets of approximately $725,461,000 during 2001 and $710,915,000 during 2000.

The Company's return on average equity ratio, which is computed by dividing net income (loss) by average shareholders' equity, increased in 2002 to 2.11%, from (3.31)% in 2001. The increase in 2002 was due to net income of approximately $904,000 made by the Company in 2002, compared to the net loss of approximately $1,423,000 in 2001 and a net loss of approximately $3,019,000 in 2000, which was coupled with a slight decrease in average shareholders' equity to approximately $42,848,000 during 2002, compared to approximately $42,938,000 during 2001 and approximately $41,776,000 during 2000.

The Company's dividend payout ratio is determined by dividing the dividends per share by the basic net earnings or loss per share for the relevant period. The Company did not pay dividends in 2002 or 2001. During 2000, the Company's dividend payout ratio was (102.9)% due to an increase in the amount of cash dividends paid per share coupled with a basic net loss per share reported for the period. During 2000, the amount of cash dividends paid per share increased $0.15, or 25%, to $0.75 from $0.60 in 1999. In addition, during 2000, the Company reported a basic net loss per share of $0.68 compared to basic net earnings per share of $0.37 for 1999.

The Company's average equity to average assets ratio, which is computed by dividing average shareholders' equity by average assets, was 6.81% in 2002, 5.92% in 2001, and 5.88% in 2000. The increase in 2002 was due to a 13.2% decrease in average assets during 2002 to approximately $629,481,000, while average shareholders' equity decreased by only 0.2%.

RESULTS OF OPERATIONS

Net Interest Income

Net interest income is usually the principal source of a financial institution's earnings stream and represents the difference or spread between interest income generated from earning assets and the interest expense paid on deposits and borrowed funds. Fluctuations in interest rates as well as volume and mix changes in earning assets and interest-bearing liabilities impact net interest income.

Net interest income for 2002 increased approximately $651,000, or 2.8%, to approximately $23,504,000 from approximately $22,853,000 in 2001, compared to an increase of approximately $435,000, or 1.9%, in 2001 from approximately $22,418,000 in 2000. The Company experienced a decline in average earning assets and growth in average interest-bearing liabilities during 2002; however, a shift occurred in deposits as a result of decreases in time deposits and increases in demand and savings. The "Rate/Volume Variance Analysis" table in the section below provides information about changes in interest income, interest expense and net interest income due to changes in average balances and rates.

The Company's interest income decreased approximately $6,830,000, or 14.4%, to $40,657,000 in 2002 from $47,487,000 in 2001, compared to a decrease of approximately $1,418,000, or 2.9%, in 2001 from approximately $48,905,000 in 2000. The decrease in 2002 was due to a 122 basis points decrease in the yield on average earning assets during 2002 along with a decrease in the volume of average earning assets. The 2001 decrease was due to the 76 basis points decrease in the yield on average earning assets. The interest income on loans decreased 16.1% during 2002, due to both a decrease of 4.1% in the average loan balances outstanding and a decrease in the yield on loans of 125 basis points. During 2001, the interest income on loans decreased 5.2%, primarily due to the decrease in the yield on loans of 62 basis points. The interest income on investment securities decreased 2.4% during 2002, compared to 2001, and increased 6.4% during 2001, compared to 2000, due to changes in the average investment security balances outstanding.

During 2002, the Company's interest expense decreased approximately $7,481,000, or 30.4%, to approximately $17,153,000 from approximately $24,634,000 in 2001, as average interest-bearing liabilities outstanding during 2002 decreased 0.5% but the average rate paid on interest-bearing liabilities during 2002 decreased 157 basis points. In 2001, interest expenses decreased approximately $1,853,000, or 7.0%, to approximately $24,634,000 from approximately $26,487,000 in 2000, despite a 1.5% increase in average interest-bearing liabilities in 2001, due to the effect of a 48 basis point increase in the average rate paid in 2001. Interest-bearing deposits are the major component of interest bearing liabilities, representing 87.6% in 2002, 86.1% in 2001 and 87.3% in 2000 of average total interest-bearing liabilities outstanding. While average interest-bearing deposits outstanding increased 1.2% and 0.1% during 2002 and 2001, respectively, the rate paid on these average balances reflected a decrease of 180 basis points during 2002 compared to a decrease of 47 basis points during 2001. The decrease in interest expense on short-term borrowings during 2002 primarily resulted from a 36.9% decline in the average balance. The decrease in interest expense on long-term debt during 2002 occurred despite an increase in the average rate paid of 37 basis points due to a 9.8% decline in the average balance for 2002 . The decrease in interest expense on FHLB borrowings during 2002 was due to a 9.5% decrease in the average balance of borrowings outstanding during 2002, even though the average interest rate paid on these borrowings increased 8 basis points during 2002. The average capitalized lease obligations outstanding during 2002 were approximately $4,096,000, which represented 0.9% of the Company's average total interest-bearing liabilities.

The trend in net interest income is also evaluated in terms of average rates using the net interest margin and the interest rate spread. The net interest margin, or the net yield on earning assets, is computed by dividing net interest income by average earning assets. This ratio represents the difference between the average yield returned on average earning assets and the average rate paid for funds used to support those earning assets, including both interest-bearing and noninterest-bearing sources. The Company's net interest margin for 2002 was 4.47%, compared to 4.31% and 4.45% for 2001 and 2000, respectively.

The interest rate spread measures the difference between the average yield on earning assets and the average rate paid on interest-bearing sources of funds. The interest rate spread eliminates the impact of noninterest-bearing funds and gives a more direct perspective to the effect of market interest rate movements. The net interest spread for 2002 increased 35 basis points to 4.07% from the Company's 2001 spread of 3.72% as the cost of interest-bearing sources of funds decreased 157 basis points, but the yield on earning assets decreased only 122 basis points. The net interest spread for 2000 was 4.00%. See the tables in this section below entitled "Consolidated Average Balances, Interest Income/Expenses and Yields/Rates" and "Rate/Volume Variance Analysis" for more information.

The following tabulation presents certain net interest income data without modification for assumed tax equivalency:

	Years Ended December 31,				
	2002	2001	2000	1999	1998
Rate earned on earning assets	7.73%	8.95%	9.71%	9.40%	9.26%
Rate paid on borrowed funds	3.66	5.23	5.71	5.00	5.23
Interest rate spread	4.07	3.72	4.00	4.40	4.03
Net interest margin	4.47	4.31	4.45	4.86	4.52

During 2002, the banking industry saw the prime interest rate move from 4.75% to 4.25%. This decrease resulted as the prime interest rate fell by 50 basis points in November 2002. This is in contrast to the 450 basis point increase during 2001.

The "Consolidated Average Balances, Interest Income/Expenses and Yields/Rates" and the "Rate/Volume Variance Analysis" tables are presented on the following four pages. The Consolidated Average Balances/Interest Income/Expenses and Yields/Rates table presents, for the periods shown, the average balance of certain balance sheet items, the dollar amount of interest income from average earning assets and resultant yields, the interest expense and rate paid on average interest-bearing liabilities, and the net-interest margin. The Rate/Volume Variance Analysis table presents an analysis of changes in interest income, interest expense and net interest income attributable to changes in volume and interest rate.

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CONSOLIDATED AVERAGE BALANCES, INTEREST INCOME/EXPENSE AND YIELDS/RATES

	Years Ended December 31,								
	2002			2001			2000		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)								
Assets (3)									
Earning assets:									
Loans, net of unearned income (1)(2)	$ 382,126	$33,506	8.77%	$ 398,490	$39,938	10.02%	$ 395,958	$42,121	10.64%
Investment securities:									
Taxable	107,566	6,280	5.84	100,599	6,209	6.17	87,745	5,644	6.43
Tax exempt	9,028	456	5.05	13,468	693	5.15	15,366	840	5.47
Total investment securities	116,594	6,736	5.78	114,067	6,902	6.05	103,111	6,484	6.29
Interest bearing deposits in other banks	2,899	29	1.00	344	44	12.79	915	66	7.21
Federal funds sold	24,406	386	1.58	17,816	603	3.38	3,635	234	6.44
Total earning assets	526,025	40,657	7.73	530,717	47,487	8.95	503,619	48,905	9.71
Noninterest-earning assets:									
Cash and due from banks	20,927			21,160			24,006		
Premises and equipment	34,133			31,433			29,549		
Accrued interest and other assets	13,315			15,563			18,618		
Allowance for loan losses	(7,511)			(5,328)			(2,691)		
Average balances associated with discontinued operations	42,592			131,916			137,814		
Total assets	$ 629,481			$ 725,461			$ 710,915		
Liabilities and Shareholders' Equity (3)									
Interest-bearing liabilities:									
Demand deposits	$ 79,386	1,725	2.17	$ 73,301	3,237	4.42	$ 81,920	3,950	4.82
Savings deposits	56,606	1,154	2.04	48,884	2,023	4.14	46,586	2,120	4.55
Time deposits	274,552	10,474	3.81	283,571	15,227	5.37	276,835	16,322	5.90
	410,544	13,353	3.25	405,756	20,487	5.05	405,341	22,392	5.52
Short-term borrowings	2,126	36	1.69	3,367	37	1.10	2,589	112	4.33
FHLB long-term debt	38,000	2,266	5.96	41,967	2,468	5.88	38,000	2,248	5.92
Capitalized lease obligations	4,096	225	5.49	4,746	288	6.07	3,579	327	9.14
Other long-term debt	13,965	1,273	9.12	15,478	1,354	8.75	14,716	1,408	9.57
Total interest-bearing liabilities	468,731	17,153	3.66	471,314	24,634	5.23	464,225	26,487	5.71
Noninterest-bearing liabilities:									
Demand deposits	56,994			57,347			56,674		
Accrued interest and other liabilities	6,846			4,363			6,170		
Shareholders' equity	42,848			42,938			41,776		
Average balances associated with discontinued operations	54,062			149,499			142,070		
Total liabilities and shareholders' equity	$ 629,481			$ 725,461			$ 710,915		
Net interest income/net interest spread		23,504	4.07%		22,853	3.72%		22,418	4.00%
Net interest margin			4.47%			4.31%			4.45%

(1) Average loans include nonaccrual loans. All loans and deposits are domestic.

(2) Income on loans, net of unearned income, includes loan fees of $2,980,000.

(3) All yields are computed on income/expense and average balances from continuing operations.

RATE/VOLUME VARIANCE ANALYSIS

	Average Volume 2002	Average Volume 2001	Average Volume 2000	Change in Volume 2002-2001	Change in Volume 2001-2000	Average Rate 2002	Average Rate 2001	Average Rate 2000
				(Dollars in thousands)				
Earning Assets:								
Loans, net of unearned income	$ 382,126	$ 398,490	$ 395,958	$ (16,364)	$ 2,532	8.77%	10.02%	10.64%
Investment securities:								
Taxable	107,566	100,599	87,745	6,967	12,854	5.84	6.17	6.43
Tax exempt	9,028	13,468	15,366	(4,440)	(1,898)	5.05	5.15	5.47
Total investment securities	116,594	114,067	103,111	2,527	10,956	5.78	6.05	6.29
Interest-bearing deposits with other banks	2,899	344	915	2,555	(571)	1.00	12.79	7.21
Federal funds sold	24,406	17,816	3,635	6,590	14,181	1.58	3.38	6.44
Total earning assets	$ 526,025	$ 530,717	$ 503,619	$ (4,692)	$ 27,098	7.73	8.95	9.71
Interest-Bearing Liabilities:								
Deposits:								
Demand	$ 79,386	$ 73,301	$ 81,920	$ 6,085	$ (8,619)	2.17	4.42	4.82
Savings	56,606	48,884	46,586	7,722	2,298	2.04	4.14	4.55
Time	274,552	283,571	276,835	(9,019)	6,736	3.81	5.37	5.90
Total interest-bearing deposits	410,544	405,756	405,341	4,788	415	3.25	5.05	5.52
Short-term borrowings	2,126	3,367	2,589	(1,241)	778	1.69	1.10	4.33
FHLB long-term debt	38,000	41,967	38,000	(3,967)	3,967	5.96	5.88	5.92
Capitalized lease obligations	4,096	4,746	3,579	(650)	1,167	5.49	6.07	9.14
Other long-term debt	13,965	15,478	14,716	(1,513)	762	9.12	8.75	9.57
Total interest-bearing liabilities	$ 468,731	$ 471,314	$ 464,225	$ (2,583)	$ 7,089	3.66	5.23	5.71
Net interest income/net interest spread						4.07%	3.72%	4.00%
Net yield on earning assets						4.47%	4.31 %	4.45%

	Interest Income/Expense 2002	Interest Income/Expense 2001	Interest Income/Expense 2000	Variance 2002-2001	Variance 2001-2000	Variance Attributed to (1) 2002 Volume	Variance Attributed to (1) 2002 Rate	Variance Attributed to (1) 2001 Volume	Variance Attributed to (1) 2001 Rate
				(Dollars in thousands)					
Earning Assets:									
Loans, net of unearned income	$33,506	$39,938	$42,121	$ (6,432)	$ (2,183)	$ (1,593)	$ (4,839)	$ 270	$ (2,453)
Investment securities:									
Taxable	6,280	6,209	5,644	71	565	415	(344)	800	(235)
Tax exempt	456	693	840	(237)	(147)	(224)	(13)	(100)	(47)
Total investment securities	6,736	6,902	6,484	(166)	418	191	(357)	700	(282)
Interest-bearing deposits with other banks	29	44	66	(15)	(22)	59	(74)	(55)	33
Federal funds sold	386	603	234	(217)	369	174	(391)	527	(158)
Total earning assets	$40,657	$47,487	$48,905	$ (6,830)	$ (1,418)	$ (1,169)	$ (5,661)	$ 1,442	$ (2,860)
Interest-Bearing Liabilities:									
Deposits:									
Demand	$ 1,725	$ 3,237	$ 3,950	$ (1,512)	$ (713)	$ 250	$ (1,762)	$ (399)	$ (314)
Savings	1,154	2,023	2,120	(869)	(97)	281	(1,150)	101	(198)
Time	10,474	15,227	16,322	(4,753)	(1,095)	(469)	(4,284)	392	(1,487)
Total interest-bearing deposits	13,353	20,487	22,392	(7,134)	(1,905)	62	(7,196)	94	(1,999)
Short-term borrowings	36	37	112	(1)	(75)	(17)	16	26	(101)
FHLB long-term debt	2,266	2,468	2,248	(202)	220	(235)	33	235	(15)
Capitalized lease obligations	225	288	327	(63)	(39)	(7)	(56)	135	(174)
Other long-term debt	1,273	1,354	1,408	(81)	(54)	(136)	55	71	(125)
Total interest-bearing liabilities	17,153	24,634	26,487	(7,481)	(1,853)	(333)	(7,148)	561	(2,414)
Net interest income	$23,504	$22,853	$22,418	$ 651	$ 435	$ (836)	$ 1,487	$ 881	$ (446)

(1) The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for Loan Losses, Net Charge-Offs and Allowance for Loan Losses

The Company maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance is based upon management's estimated range of those losses. Actual losses for these loans may vary significantly from this estimate.

At December 31, 2002, the allowance for loan losses was $9,784,000 which represented an increase of $2,492,000, or 34.2%, over the December 31, 2001 amount of $7,292,000. There was a $185,000, or 2.6%, increase in the allowance for loan losses at December 31, 2001 as compared to December 31, 2000. This increase in the overall level of the allowance for loan losses was primarily due to provisions for loan losses of $10,108,000 and $6,314,000, including amounts related to discontinued operations, made by the Company in 2002 and 2001, respectively. As a percentage of total loans, net of unearned income, the allowance for loan losses increased to 2.72% at December 31, 2002, compared to 1.45% at December 31, 2001. Management believes that the allowance for loan losses at December 31, 2002 is adequate to absorb known risks in the Company's loan portfolio based upon the Company's historical experience. No assurance can be given, however, that increased loan volume, adverse economic conditions or other circumstances will not result in increased losses in the Company's loan portfolio or additional provisions to the allowance for loan losses.

A provision for loan losses is charged against current earnings. Actual loan losses, net of recoveries, are charged directly to the allowance for loan losses. The amount of the provision for loan losses is based on the growth of the loan portfolio, the amount of net loan losses incurred and management's estimation of potential future losses based on an evaluation of the risk in the loan portfolio. The provision for loan losses was $10,108,000, $6,314,000 and $9,289,000, including amounts related to discontinued operations, in 2002, 2001 and 2000, respectively. This represented an increase of $3,794,000, or 60.0%, in 2002 and a decrease of $2,975,000 or 32.0% in 2001. The provision for loan loss in 2002 was significantly higher due to increased loan charge-offs during the year.

In March 2001, management of Community Bank became aware that an employee in Community Bank's Double Springs, Alabama location had improperly originated approximately $1,200,000 in loans primarily during 2000 and the first quarter of 2001 in violation of Community Bank's lending policies, and had manipulated loan payments to make it falsely appear that payments under the loans were current. The bank employee has admitted wrongdoing in connection with the loans and his employment with Community Bank has been terminated. Management notified federal and state banking regulatory authorities, law enforcement authorities and the Company's fidelity bond carrier, and is cooperating with law enforcement authorities in their investigation of the matter. As a result of its investigation of these loans, the Company has charged off loans deemed to be a loss and has reserved for its future estimated losses with a provision to its allowance for loan losses as necessary.

In September 1998, Community Bank determined that $9,360,000 in motor vehicle loans that were originated in Community Bank's Ft. Payne, Alabama Wal-Mart location primarily during a four-month period beginning in May 1998 were not in compliance with Community Bank's lending policy. By December 31, 1999, borrowers had defaulted on approximately $5,594,000 of these loans. Community Bank took into possession and resold 362 vehicles that served as collateral for these loans, which resulted in proceeds of approximately $2,963,000, which was applied to the outstanding balances of the defaulted loans. In the fourth quarter of 1999, management determined that these unpaid balances were impaired and, therefore, made a charge of approximately $2,631,000 to the Company's allowance for loan losses in December 1999. Concurrently, a provision for loan losses, in the same amount, was made in order to return the allowance for loan losses to its balance prior to the charge for the impaired loans. During 2000, Community Bank, including its subsidiary 1st Community Credit Corporation, charged an additional $567,000 to its allowance for loan losses with respect to these defaulted Ft. Payne loans. On June 20, 2000, Community Bank filed an action in the United States District Court for the Northern District of Alabama against an automobile dealership, several employees and former employees of the dealership and a former employee of Community Bank. The lawsuit seeks damages of an unspecified amount to recover losses incurred by Community Bank in connection with the Ft. Payne loans, along with all costs associated with the legal action. Community Bank settled this lawsuit in 2002 and treated the amount received as a recovery of legal expenses. See "Item 3 - Legal Proceedings - Auto Loan Litigation."

Loan charge-offs exceeded recoveries by $6,864,000 during 2002, which represented an increase of $735,000, or 12.0%, from $6,129,000 during 2001, which represented an increase of $1,344,000, or 28.1%, from $4,785,000 during 2000. Net loan charge-offs increased in 2002 from 2001 due to continued deterioration of the Bank's loan portfolio. Net loan charge-offs remained at the same level in 2000 as compared to 1999.

The following table sets forth certain information with respect to the Company's loans, net of unearned income, and the allowance for loan losses for the five years ended December 31, 2002.

SUMMARY OF LOAN LOSS EXPERIENCE

	2002	2001	2000	1999	1998
			(Dollars in Thousands)		
Allowance for loan losses at beginning of period	$ 7,292	$ 7,107	$ 2,603	$ 2,971	$ 2,131
Loans charged off:					
Commercial, financial and agricultural	2,033	1,056	620	282	190
Real estate - mortgage	1,106	726	319	92	50
Consumer	4,169	4,785	4,114	4,814	1,223
Total loans charged off	7,308	6,567	5,053	5,188	1,463
Recoveries on loans previously charged off:					
Commercial, financial and agricultural	44	7	10	220	11
Real estate - mortgage	57	40	2	4	-
Consumer	343	391	256	138	126
Total recoveries	444	438	268	362	137
Net loans charged off	6,864	6,129	4,785	4,826	1,326
Reserves (sold) acquired through (branch divestitures) acquisitions	(752)	-	-	-	1,281
Provision for loan losses included in continuing operations	10,033	6,096	7,573	4,458	885
Provision for loan losses included in discontinued operations	75	218	1,716	-	-
Allowance for loan losses at end of period	$ 9,784	$ 7,292	$ 7,107	$ 2,603	$ 2,971
Loans, net of unearned income, at end of period	$ 359,184	$ 501,519	$ 528,316	$ 498,726	$ 433,853
Average loans, net of unearned income, outstanding for the period (*)	$ 419,337	$ 516,954	$ 522,301	$ 463,298	$ 378,189

	2002	2001	2000	1999	1998
Ratios:					
Allowance for loan losses to loans, net of unearned income, at end of period	2.72%	1.45%	1.35%	0.52%	0.68%
Allowance for loan losses at end of period to average loans, net of unearned income (*)	2.33	1.41	1.36	0.56	0.79
Net charge-offs to average loans, net of unearned income (*)	1.64	1.19	0.92	1.04	0.35
Net charge-offs to allowance for loan losses, at end of period	70.16	84.05	67.33	185.40	44.63
Recoveries to prior year charge-offs	6.76	8.67	5.17	24.74	11.53

(*) Average loans, for this purpose, includes those associated with discontinued operations.

In assessing the adequacy of the allowance for loan losses, management relies predominantly on its ongoing review of the loan portfolio, which is undertaken both to ascertain whether there are probable losses which must be charged off and to assess the risk characteristics of the portfolio in the aggregate. This review takes into consideration the judgments of the responsible lending officers and senior management, internal loan review personnel, external loan review professionals and also those of bank regulatory agencies that review the loan portfolio as part of the regular bank examination process. Loans identified as having increased credit risk are classified in accordance with the Company's loan policy and appropriate reserves are established for each loan classification category based on pre-determined reserve percentages. Reserves are established for the remaining unclassified portion of the loan portfolio based on actual historical loss factors associated with certain loan types.

In evaluating the allowance, management also considers the historical loan loss experience of Community Bank, the amount of past due and nonperforming loans, current and anticipated economic conditions, lender requirements and other appropriate information. Community Bank allocates its allowance for loan losses to specific loan categories based on an average of net losses for each loan type during the previous five years.

Management allocated the allowance for loan losses to specific loan classes, as of the dates indicated, as follows:

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

	December 31,									
	2002		2001		2000		1999		1998	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
Domestic loans										
Commercial, financial and agricultural..........	$ 2,678	27%	$ 802	11%	$ 711	10%	$ 234	9%	$ 526	18%
Real estate - mortgage.....	3,696	38	583	8	497	7	182	7	357	12
Consumer	3,410	35	5,907	81	5,899	83	2,187	84	2,088	70
	$ 9,784	100%	$ 7,292	100%	$ 7,107	100%	$ 2,603	100%	$ 2,971	100%

Nonperforming Assets

Nonperforming assets as of December 31, 2002 increased approximately $9,768,000, or 78.2%, to approximately $22,260,000 from approximately $12,492,000 at year-end 2001, which represented an increase of approximately $6,163,000 or 97.4%, from approximately $6,329,000 at December 31, 2000. Nonperforming loans include loans classified as nonaccrual or renegotiated and those past due 90 days or more for which interest was still being accrued. During 2002, nonaccruing loans increased 72.4% to $10,099,000 at December 31, 2002, while loans past due 90 days or more decreased 47.1% to $1,241,000 at December 31, 2002. The Company has recognized its asset quality problems and has in turn, increased its credit standards. The Company has also implemented steps needed to recognize problem credits more timely. Loan review processes were implemented during 2001 which have led to better identification and recognition of problem credits. These loan reviews continued throughout 2002 and will continue going forward. The result has been increased recognition of problem credits and therefore, increases in nonperforming assets. The Company also plans to implement a more centralized loan processing function in 2003 intended to ensure loan policies and procedures are properly followed during the beginning stages of recording a loan rather than identifying problems in loans solely through the loan review function. Although, the Company believes it has identified significant problems in its loan portfolio, it cannot assure that continued deterioration of the loan portfolio will not occur. However, it is the Company's policy to adequately reserve for losses in the loan portfolio. During 2001, nonaccruing loans increased 212.2% to $5,859,000 at December 31, 2001, while loans past due 90 days or more decreased 8.8% to $2,346,000 at December 31, 2001. Other real estate was $7,676,000 and $4,287,000 at December 31, 2002 and 2001, respectively, which represented increases of 79.1% and 127.9%, respectively, from the prior year-end. There were no commitments to lend any additional funds on nonaccrual or renegotiated loans at December 31, 2002.

The following table summarizes the Company's nonperforming assets at December 31 during each of the last five years.

NONPERFORMING ASSETS

	December 31,				
	2002	2001	2000	1999	1998
	(Dollars in Thousands)				
Nonaccruing loans	$ 10,099	$ 5,859	$ 1,877	$ 2,709	$ 1,600
Loans past due 90 days or more	1,241	2,346	2,571	1,332	2,384
Restructured loans	3,244	-	-	-	-
Total nonperforming loans	14,584	8,205	4,448	4,041	3,984
Other real estate	7,676	4,287	1,881	766	699
Total nonperforming assets	$ 22,260	$ 12,492	$ 6,329	$ 4,807	$ 4,683
Ratios:					
Allowance for loan losses to total nonperforming assets	43.95%	58.37%	112.29%	54.15%	63.44%
Total nonperforming loans to total loans (net of unearned income)	4.06	1.64	0.84	0.81	0.92
Total nonperforming assets to total assets	3.92	1.72	0.89	0.71	0.78

The ratio of allowance for loan losses to total nonperforming assets declined 14.42% during 2002, to 43.95% at December 31, 2002, compared to a decline of 53.92% during 2001, to 58.37% at December 31, 2001 and an increase of 58.14% during 2000 to 112.29% at December 31, 2000. The significant decline in this ratio for 2002 and 2001 resulted from the substantial increase in the Company's nonperforming assets during 2002 and 2001. The ratio of total nonperforming loans to total loans, net of unearned income, increased 2.42% during 2002, to 4.06% at December 31, 2002, compared to 1.64% and 0.84% at year-end 2001 and 2000, respectively. The ratio of total nonperforming assets to total assets increased 2.20% during 2002 to 3.92% at year-end 2002, compared to 1.72% at year-end 2001 and 0.89% at year-end 2000. The ratios have worsened in 2002 and 2001 as nonperforming loans and other real estate have increased substantially. There were no concentrations of loans exceeding 10% of total loans, which are not otherwise disclosed as a category of loans at December 31, 2002, 2001 and 2000.

It is the general policy of Community Bank to stop accruing interest income and place the recognition of interest on a cash basis when any commercial, industrial or real estate loan is past due as to principal or interest and the ultimate collection of either is in doubt. Normally, accrual of interest income on consumer installment loans is suspended when any payment of principal or interest, or both, is more than 90 days delinquent. When a loan is placed on nonaccrual status, any uncollected interest accrued in a prior year is charged against the allowance for loan losses and any uncollected interest accrued in the current year is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest or a guarantor assures payment of interest.

Noninterest Income

Noninterest income from continuing operations for 2002 decreased approximately $687,000, or 8.4%, to approximately $7,446,000 from approximately $8,133,000 in 2001, which represented a decrease of approximately $445,000, or 5.2%, from approximately $8,578,000 in 2000. Noninterest income is derived primarily from service charges on deposit accounts, insurance commissions, bank club dues (a deposit account packaged with other financial services) and debt cancellation fees. Service charges on deposit accounts decreased 6.3%, or $198,000 during 2002 compared to a 3.1% decrease during 2001. Insurance commissions increased 25.0% to approximately $2,237,000 in 2002 after decreasing during 2001. The level of insurance commissions during the past three years is primarily a result of the activities of Community Insurance Corp., a subsidiary of Community Bank, in the areas of property, casualty and life insurance. Bank club dues decreased 11.5% during 2002, to approximately $438,000, compared to a decline of 4.8% during 2001. Debt cancellation fees decreased 40.4% to approximately $233,000, during 2002 compared to a 34.6% decrease in 2001. The decline in 2002 was primarily due to decreased volume in debt cancellation coverage associated with a decline in Community Bank's loan portfolio. Other operating income decreased 8.9%, to approximately $935,000 from approximately $1,026,000 in 2001, which represented a decrease of approximately $779,000, or 43.2%, from approximately $1,805,000 in 2000. Components of other operating income reflecting decreases during 2002 were fee income associated with wire transfers, safe deposit box rentals, and other miscellaneous service fees. The Company also recognized gains on the sale of investment securities during 2002, 2001 and 2000 as shown below.

NONINTEREST INCOME

	Year Ended December 31,			Percent Change	
	2002	2001	2000	2002/2001	2001/2000
	(Dollars in thousands)				
Service charges on deposits	$ 2,950	$ 3,148	$ 3,250	(6.3)%	(3.1)%
Insurance commissions	2,237	1,789	2,400	25.0	(25.5)
Investment securities gains (losses)	653	1,284	5	(49.1)	-
Bank club dues	438	495	520	(11.5)	(4.8)
Debt cancellation fees	233	391	598	(40.4)	(34.6)
Other	935	1,026	1,805	(8.9)	(43.2)
	$ 7,446	$ 8,133	$ 8,578	(8.4)	(5.2)

Noninterest Expenses

Noninterest expenses from continuing operations totaled approximately $29,071,000 in 2002, $28,792,000 in 2001 and $28,101,000 in 2000. These levels represent increases of 1.0% and 2.5% for 2002 and 2001, respectively. The primary component of noninterest expenses is salaries and employee benefits, which increased $456,000, or 3.4%, during 2002 to $14,455,000, compared to $13,977,000 and $16,851,000 for 2001 and 2000, respectively. The increase in salaries and employee benefits during 2002 resulted primarily from an increase in required funding of the Company's Employee Stock Ownership Plan as well as increased expense recognition in the Company's defined benefit pension plan. Director and committee fees were $444,000 in 2002, $436,000 in 2001 and $617,000 in 2000. This expense remained stable for 2002 while the decrease in 2001 resulted primarily from not paying a retainer fee to non-employee directors as was done in 2000. This represents a 1.8% increase in 2002 compared to a decrease of 29.3% in 2001. Since 1999, employee directors have not received board or committee fees. Occupancy expense increased 3.9% in 2002 to $2,276,000, compared to $2,191,000 in 2001 and $2,059,000 in 2000, while furniture and equipment expenses decreased 1.0% in 2002 to approximately $1,651,000, as compared to $1,667,000 in 2001 and $1,678,000 in 2000. Other operating expenses decreased 11.5% in 2002 to approximately $9,200,000, compared to $10,398,000 in 2001 which represented a 50.0% increase from $6,931,000 in 2000. Professional and legal fees incurred as a result of continued litigation against the Company continues to keep other operating expense high.

The substantial decrease in certain types of noninterest expenses were offset by a write-down of approximately $2,653,000 of unamortized goodwill related to 1st Community Credit Corporation and Community Insurance Corp., both subsidiaries of Community Bank. Management deemed the write-down necessary based on its assessment of each Company's historical operating income. Management believes that the decision to recognize this expense was prudent under current conditions. Moreover, the large size of the write-down is based on conservative estimates of each subsidiaries future cash flow and may obviate the need for further adjustments, thus leaving the subsidiaries better positioned for future performance.

NONINTEREST EXPENSES

	Year Ended December 31,			Percent Change	
	2002	2001	2000	2002/2001	2001/2000
	(Dollars in thousands)				
Salaries and employee benefits	$ 14,455	$ 13,977	$ 16,851	3.4%	(17.1)%
Occupancy expense	2,276	2,191	2,059	3.9	6.4
Furniture and equipment expense	1,651	1,667	1,678	(1.0)	(0.7)
Director and committee fees	444	436	617	1.8	(29.3)
Net loss on sale of other real estate owned	1,260	57	(11)	2110.5	618.2
Net loss (gain) on disposal of assets	(215)	66	(24)	(425.8)	375.0
Loss on impairment of premises and equipment	-	-	439	-	(100.0)
Amortization of intangibles-goodwill	-	478	470	(100.0)	1.7
Amortization of intangibles-other	77	83	83	(7.2)	-
Loss on write-down of goodwill	-	2,653	-	(100.0)	-
Advertising	45	35	79	28.6	(55.7)
Insurance	832	279	298	198.2	(6.4)
Legal Fees	1,962	1,853	785	5.9	136.1
Professional fees	1,309	1,201	211	9.0	469.2
Supplies	590	559	418	5.5	33.7
Postage	289	383	437	(24.5)	(12.4)
Telephone	598	657	787	(9.0)	(16.5)
Training and Education	35	41	47	(14.6)	(12.8)
Holding cost on other real estate owned	253	61	24	314.8	154.2
Other	3,210	2,115	2,853	51.8	(25.9)
	$ 29,071	$ 28,792	$ 28,101	1.0	2.5

Impact of Inflation and Changing Prices

A bank's asset and liability structure is substantially different from that of an industrial company in that virtually all assets and liabilities of a bank are monetary in nature. Management believes the impact of inflation on financial results depends upon the Company's ability to react to changes in interest rates and by such reaction to reduce the inflationary impact on performance. Interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of other goods and services. As discussed previously, management seeks to manage the relationship between interest-sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Various information shown elsewhere in this Report should assist in an understanding of how well the Company is positioned to react to changing interest rates and inflationary trends. In particular, the summary of net interest income, the maturity distributions, the composition of the loan and security portfolios and the data on the interest sensitivity of loans and deposits should be considered.

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL INFORMATION

COMMUNITY BANCSHARES, INC.

The management of Community Bancshares, Inc. is responsible for the preparation, integrity, and objectivity of the consolidated financial statements, related financial data, and other information in this annual report. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and include amounts based on management's best estimates and judgment where appropriate. Financial information appearing throughout this annual report is consistent with the consolidated financial statements.

In meeting its responsibility both for the integrity and fairness of these statements and information, management depends on the accounting systems and related internal accounting controls that are designed to provide reasonable assurances that (i) transactions are authorized and recorded in accordance with established procedures, (ii) assets are safeguarded, and (iii) proper and reliable records are maintained.

The concept of reasonable assurance is based on the recognition that the cost of internal control systems should not exceed the related benefits. As an integral part of internal control systems, the Company maintains a professional staff of internal auditors who monitor compliance and assess the effectiveness of internal control systems and coordinate audit coverage with independent certified public accountants.

The responsibility of the Company's independent certified public accountants is limited to an expression of their opinion as to the fairness of the consolidated financial statements presented. Their opinion is based on an audit conducted in accordance with generally accepted auditing standards as described in their report.

The Board of Directors is responsible for insuring that both management and the independent certified public accountants fulfill their respective responsibilities with regard to the consolidated financial statements. The Audit Committee meets periodically with both management and the independent certified public accountants to assure that each is carrying out its responsibilities. The independent certified public accountants have full and free access to the Audit Committee and Board of Directors and may meet with them, with and without management being present, to discuss auditing and financial reporting matters.

Item 8 - ***Financial Statements and Supplementary Data***

The financial statements and supplementary data required by Regulation S-X and by Item 302 of Regulation S-K are set forth in the pages listed below.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders Community Bancshares, Inc.

We have audited the accompanying consolidated statement of condition of Community Bancshares, Inc. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2001 and 2000 were audited by other auditors whose reports dated April 5, 2002 and April 16, 2001, respectively, expressed an unqualified opinion on those financial statements. As discussed in Note 22, the Company has restated its 2001 and 2000 financial statements during the current year to properly recognize impairment of premises and equipment, unrecorded liabilities, valuation of repossessed assets, and accounts receivable in conformity with generally accepted accounting principles. The other auditors reported on the 2001 and 2000 financial statements before the restatement.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Community Bancshares, Inc. and subsidiaries as of December 31, 2002, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also audited the adjustments described in Note 22 that were applied to restate the financial statements for the years ended December 31, 2001 and 2000. In our opinion, such adjustments are appropriate and have been properly applied.

/s/ Carr, Riggs & Ingram, LLC

Montgomery, Alabama

April 15, 2003

COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CONDITION
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash and due from banks	$ 15,976,613	$ 23,037,008
Interest-bearing deposits in banks and federal funds sold.	24,230,000	30,200,000
Securities available for sale	123,901,469	121,679,303
Loans (net of unearned income)	359,183,888	501,519,659
Allowance for possible loan losses	9,784,269	7,292,370
Net loans	349,399,619	494,227,289
Capitalized lease receivable	3,053,542	-
Premises and equipment, net	25,435,491	37,717,650
Accrued interest receivable	4,369,748	7,061,043
Goodwill and other intangible assets, net	2,713,389	2,629,682
Other real estate owned	7,676,442	4,287,273
Other assets	10,840,086	6,751,759
TOTAL ASSETS	$ 567,596,399	$ 727,591,007
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 52,920,683	$ 67,695,615
Interest-bearing	406,543,121	550,010,415
Total deposits	459,463,804	617,706,030
Other short-term borrowings	1,725,133	4,359,927
Accrued interest payable	3,622,765	4,400,000
FHLB long-term debt	38,000,000	38,000,000
Capitalized lease obligations	4,058,169	5,766,076
Other long-term debt	3,577,687	4,666,599
Trust preferred securities	10,000,000	10,000,000
Other liabilities	6,837,884	4,297,542
Total liabilities	527,285,442	689,196,174
Shareholders' equity		
Preferred stock (par value $.01 per share, 200,000 shares authorized, no shares issued)	-	-
Common stock (par value $.10 per share, 20,000,000 shares authorized, 4,810,089 and 4,808,331 shares issued as of December 31, 2002 and 2001, respectively)	481,009	480,833
Additional paid in capital	30,806,862	30,753,008
Retained earnings	11,023,962	10,119,764
Treasury stock (23,803 and 20,803 shares, as of December 31, 2002 and 2001, respectively)	(441,768)	(396,768)
Unearned ESOP shares (148,972 and 174,267 shares as of December 31, 2002 and 2001, respectively)	(1,999,858)	(2,317,902)
Accumulated other comprehensive income (loss), net of taxes	440,750	(244,102)
Total shareholders' equity	40,310,957	38,394,833
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 567,596,399	$ 727,591,007

See accompanying notes to consolidated financial statements

COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
INTEREST INCOME			
Interest and fees on loans	$ 33,505,597	$ 39,938,259	$ 42,121,252
Interest on investment securities:			
Taxable securities	6,280,795	6,209,240	5,644,293
Non taxable securities	455,769	693,065	839,587
Interest on federal funds sold	386,050	603,072	234,432
Other interest	29,148	43,851	65,576
Total interest income	40,657,359	47,487,487	48,905,140
INTEREST EXPENSE			
Interest on deposits	13,352,690	20,486,605	22,392,416
Interest on short-term borrowings	36,423	37,318	112,317
FHLB long-term debt	2,265,919	2,467,829	2,248,055
Interest on capitalized lease obligations	224,846	288,095	326,812
Interest on trust preferred securities	1,189,936	1,121,213	839,791
Interest on other long-term debt	82,918	233,315	567,579
Total interest expense	17,152,732	24,634,375	26,486,970
Net interest income.	23,504,627	22,853,112	22,418,170
Provision for loan losses	10,032,545	6,095,629	7,573,160
Net interest income after provision for loan losses	13,472,082	16,757,483	14,845,010
NONINTEREST INCOME			
Service charges on deposits	2,949,665	3,148,378	3,250,379
Insurance commissions.	2,237,051	1,788,551	2,400,203
Bank club dues	437,977	495,208	520,216
Debt cancellation fees	233,142	391,104	597,850
Other operating income	934,242	1,025,522	1,804,908
Securities gains, net	653,442	1,283,945	4,587
Total noninterest income	7,445,519	8,132,708	8,578,143
NONINTEREST EXPENSE			
Salaries and employee benefits	14,454,500	13,977,467	16,850,976
Occupancy expense	2,275,815	2,191,388	2,058,553
Furniture and equipment expense	1,650,657	1,666,517	1,678,048
Director and committee fees	443,600	436,199	617,139
Net loss (gain) on sale or write-down of other real estate owned	1,260,312	56,576	(10,794)
Net loss (gain) on disposal of assets	(214,614)	66,482	(24,070)
Other operating expenses	9,200,270	10,397,769	6,930,711
Total noninterest expense	29,070,540	28,792,398	28,100,563
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(8,152,939)	(3,902,207)	(4,677,410)
Applicable income taxes	3,129,806	1,520,856	1,824,753
LOSS FROM CONTINUING OPERATIONS	(5,023,133)	(2,381,351)	(2,852,657)

See accompanying notes to consolidated financial statements

COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME – CONTINUED
YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

	2002	2001	2000
DISCONTINUED OPERATIONS:			
Income (loss) from operations of divested branches (includes gain on disposal of $8,071,985)	8,504,062	1,489,591	(46,341)
Applicable income taxes	(2,576,731)	(531,124)	(120,277)
NET INCOME (LOSS)	$ 904,198	$ (1,422,884)	$ (3,019,275)
OTHER COMPREHENSIVE INCOME:			
Unrealized holding gain arising during period, net of income taxes of $1,432,798, $85,962 and $1,368,797, respectively	$ 2,149,197	$ 128,944	$ 2,053,194
Less: Reclassification adjustment, net of income taxes of $261,377, $513,578 and $1,835, respectively	(392,065)	(770,367)	(2,752)
Minimum pension liability, net of income taxes of $624,626	(1,072,280)	-	-
OTHER COMPREHENSIVE INCOME (LOSS)	684,852	(641,423)	2,050,442
COMPREHENSIVE INCOME (LOSS)	$ 1,589,050	$ (2,064,307)	$ (968,833)
Earnings (loss) per common share - Income from continuing operations:			
Basic	$ (1.08)	$ (0.52)	$ (0.64)
Diluted	$ (1.08)	$ (0.52)	$ (0.61)
Earnings (loss) per common share - Net Income:			
Basic	$ 0.19	$ (0.31)	$ (0.68)
Diluted	$ 0.19	$ (0.31)	$ (0.65)
Average number of shares outstanding:			
Basic	4,642,182	4,572,301	4,460,295
Diluted	4,642,182	4,572,301	4,671,430
Dividends per share	$ -	$ -	$ 0.75

See accompanying notes to consolidated financial statements

COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	COMMON STOCK	CAPITAL SURPLUS	RETAINED EARNINGS	UNEARNED ESOP SHARES	ACCUMULATED OTHER COMPREHENSIVE INCOME	TREASURY STOCK	TOTAL
BALANCE AT DECEMBER 31, 1999	$ 466,551	$ 29,411,513	$ 19,038,875	$ (2,788,442)	$ (1,653,121)	$ -	$ 44,475,376
Prior period adjustment (See Note 22 in the Notes to Consolidated Financial Statements	-	-	(1,143,807)	-	-	-	(1,143,807)
Net loss - 2000	-	-	(3,019,275)	-	-	-	(3,019,275)
Other comprehensive income, net of tax and reclassification adjustments:							
Net change in unrealized gains (losses) on securities	-	-	-	-	2,050,442	-	2,050,442
Cash dividends: common	-	-	(3,333,145)	-	-	-	(3,333,145)
Stock issued in lieu of cash paid for directors' fees at $23.50	948	221,856	-	-	-	-	222,804
Release of ESOP shares	-	171,552	-	214,440	-	-	385,992
Purchase of treasury stock	-	-	-	-	-	(396,768)	(396,768)
BALANCE AT DECEMBER 31, 2000	467,499	29,804,921	11,542,648	(2,574,002)	397,321	(396,768)	39,241,619
Net loss - 2001	-	-	(1,422,884)	-	-	-	(1,422,884)
Other comprehensive income, net of tax and reclassification adjustments:							
Net change in unrealized gains (losses) on securities	-	-	-	-	(641,423)	-	(641,423)
Stock options exercised	32,956	3,708,944	-	-	-	-	3,741,900
Stock used by optionees to purchase options when fair value was $18 per share	(20,788)	(3,721,112)	-	-	-	-	(3,741,900)
Tax benefit on stock options	-	751,556					751,556
Stock issued in lieu of cash paid for directors' fees at $18	1,166	208,699	-	-	-	-	209,865
Release of ESOP shares	-	-	-	256,100	-	-	256,100
BALANCE AT DECEMBER 31, 2001	480,833	30,753,008	10,119,764	(2,317,902)	(244,102)	(396,768)	38,394,833
Net income - 2002	-	-	904,198	-	-	-	904,198
Other comprehensive income, net of tax and reclassification adjustments:							
Additional pension liability	-	-	-	-	(1,072,280)	-	(1,072,280)
Net change in unrealized gains (losses) on securities	-	-	-	-	1,757,132	-	1,757,132
Treasury stock acquired through debts previously contracted	-	-	-	-	-	(45,000)	(45,000)
Reclassification adjustment for inventory of unreleased shares	-	(65,094)	-	65,094	-	-	-
Common stock retired	(1,792)	-	-	-	-	-	(1,792)
Stock issued in lieu of cash paid for directors' fees at $18	1,968	194,833	-	-	-	-	196,801
Release of ESOP shares	-	(75,885)	-	252,950	-	-	177,065
BALANCE AT DECEMBER 31, 2002	$ 481,009	$ 30,806,862	$ 11,023,962	$ (1,999,858)	$ 440,750	$ (441,768)	$ 40,310,957

See accompanying notes to consolidated financial statements

COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
Cash Flows From Operating Activities			
Net income (loss)	$ 904,198	$ (1,422,884)	$ (3,019,275)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses	10,107,671	6,313,940	9,289,362
Provision for depreciation and amortization	1,962,459	2,572,472	3,447,883
Amortization of investment security premiums and accretion of discounts.	350,461	159,957	149,261
Deferred tax benefit	(573,197)	(914,941)	(2,198,860)
Loss on write-down of goodwill	-	2,652,620	-
Realized investment security gains.	(653,442)	(1,283,945)	(4,587)
Gain on sale of branches	(8,071,985)	-	-
Loss on sale of premises and equipment	(214,614)	66,482	144,398
Loss on impairment of premises and equipment	-	-	823,648
Net loss or write-down on other real estate owned	1,260,312	-	-
(Increase) decrease in accrued interest receivable.	2,038,029	1,371,278	(1,895,207)
Increase (decrease) in accrued interest payable	(121,194)	(975,725)	1,632,119
Other	(5,195,659)	1,225,955	(2,157,701)
Net cash provided by operating activities	1,793,039	9,765,209	6,211,041
Cash Flows From Investing Activities			
Proceeds from sales, calls and pay downs of securities available for sale	88,623,292	86,418,413	16,229,953
Proceeds from maturity of securities available for sale	15,000,000	2,500,000	25,210,217
Purchase of securities available for sale	(102,613,924)	(108,972,949)	(42,889,985)
Cash disbursed in settlement of branch divestitures	(32,054,765)	-	-
Net decrease (increase) in loans to customers	37,327,124	16,968,554	(34,374,869)
Proceeds from sale of premises and equipment.	1,561,134	108,075	162,914
Capital expenditures	(846,654)	(2,612,433)	(5,986,652)
Net proceeds from sale of other real estate	982,581	1,292,223	853,961
Net cash provided by (used in) investing activities	7,978,788	(4,298,117)	(40,794,461)
Cash Flows From Financing Activities			
Net increase (decrease) in demand deposits, NOW accounts, savings and time open deposit accounts	(2,598,896)	21,905,506	(9,214,288)
Net (decrease) increase in certificates of deposit	(16,563,095)	(5,100,244)	36,854,261
Net increase (decrease) in short-term borrowings	(2,634,794)	2,094,696	(228,611)
Decrease in FHLB long-term debt	-	-	(2,000,000)
Net (decrease) increase in capitalized lease obligations	(93,589)	(84,149)	5,850,225
Repayment of long-term debt	(911,848)	(752,504)	(961,958)
Issuance of trust preferred securities	-	-	10,000,000
Issuance of common stock.	-	-	222,804
Purchase of treasury stock	-	-	(396,768)
Cash dividends.	-	-	(3,333,145)
Net cash provided by (used in) financing activities	(22,802,222)	18,063,305	36,792,520
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(13,030,395)	23,530,397	2,209,100
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	53,237,008	29,706,611	27,497,511
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 40,206,613	$ 53,237,008	$ 29,706,611

COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
SUPPLEMENTAL CASH FLOW DISCLOSURES:			
Cash paid for:			
Interest	$ 17,929,967	$ 32,563,802	$ 35,488,410
Income taxes	2,266,517	(1,082,900)	859,978
SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Foreclosure of other real estate owned	4,867,504	4,411,029	1,824,857
Foreclosure of other assets	3,215,025	3,777,599	2,975,936
Loan charge-offs, net of recoveries	6,863,579	6,129,000	4,785,060

See accompanying notes to consolidated financial statements

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NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The consolidated financial statements include the accounts of Community Bancshares, Inc. and its wholly owned subsidiaries (the "Company"), Community Bank, Community Appraisals, Inc., Community Insurance Corp. and 1st Community Credit Corporation (collectively, the "Bank."). All significant intercompany balances and transactions have been eliminated.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers cash and highly liquid investments with maturities of three months or less when purchased as cash and cash equivalents. Cash and cash equivalents consist primarily of cash and due from banks, interest-bearing deposits in banks and federal funds sold.

Investment Securities and Securities Available for Sale: Securities are classified as either held to maturity or available for sale. Held to maturity or investment securities are securities for which management has the ability and intent to hold on a long-term basis or until maturity. These securities are carried at amortized cost, adjusted for amortization of premiums, and accretion of discount to the earlier of the maturity or call date.

Securities available for sale represent those securities intended to be held for an indefinite period of time, including securities that management intends to use as part of its asset/liability strategy, or that may be sold in response to changes in interest rates, changes in prepayment risk, the need to increase regulatory capital or other similar factors. Securities available for sale are recorded at market value with unrealized gains and losses net of any tax effect, added or deducted directly from shareholders' equity.

Loans: Loans are stated at face value, net of unearned income. Interest income on loans is recognized under the "interest" method except for certain installment loans where interest income is recognized under the "Rule of 78's" (sum of the months digits) method, which does not produce results significantly different from the "interest" method. Nonrefundable fees and costs associated with originating or acquiring loans are recognized under the interest method as a yield adjustment over the life of the corresponding loan.

Allowance for Loan Losses: A loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the historical effective interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Smaller balance homogeneous loans that consist of residential mortgages and consumer loans are evaluated collectively and reserves are established based on historical loss experience.

Management's ongoing evaluation of the adequacy of the allowance also considers unimpaired loans and takes into consideration the Bank's past loan loss experience for pools of homogeneous loans, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, and an analysis of current economic conditions. While management believes that it has established the allowance in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in, or re-allocation of the allowance.

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Increases and decreases in the allowance due to changes in the measurement of the impaired loans are included in the provision for loan losses. When a loan or portion of a loan is determined to be uncollectible, the portion deemed uncollectible is charged against the allowance and subsequent recoveries, if any, are credited to the allowance.

Income Recognition on Impaired and Nonaccrual Loans: Loans, including impaired loans, are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than 90 days, unless such loans are well collateralized and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. At management's discretion, loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.

Loans continue to be classified as impaired unless they are brought fully current and the collection of scheduled interest and principal is considered probable.

While a loan is classified as nonaccrual and the future collectibility of the recorded loan balance is doubtful, collections of interest and principal are generally applied as a reduction to principal outstanding, except in the case of loans with scheduled amortizations where the payment is generally applied to the oldest payment due. When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan has been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge offs have been fully recovered. Interest income recognized on a cash basis was immaterial for the years ended December 31, 2002, 2001 and 2000.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed generally using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Estimated useful lives range from five to forty years for bank buildings and leasehold improvements and three to ten years for furniture and equipment.

Expenditures for maintenance and repairs are charged against earnings as incurred. Costs of major additions and improvements are capitalized. Upon disposition or retirement of property, the asset account is relieved of the cost of the item and the allowance for depreciation is charged with accumulated depreciation. Any resulting gain or loss is reflected in current income.

Other Real Estate Owned: Other real estate owned includes real estate acquired through foreclosure or deed taken in lieu of foreclosure. These amounts are recorded at the lower of the loan balance prior to foreclosure, plus certain costs incurred for improvements to the property ("cost") or market value less estimated costs to sell the property. Any write-down from the cost to market value required at the time of foreclosure is charged to the allowance for loan losses. Subsequent write-downs and gains or losses recognized on the sale of these properties are included in noninterest income or expense.

Goodwill and Other Intangible Assets: Goodwill represents the excess of the costs of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance, but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under the provisions of SFAS No. 142, goodwill and other intangible assets with indefinite useful lives will no longer be amortized, but instead are tested for impairment as of the date of adoption and at least annually. The standard also requires that intangible assets with finite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and be reviewed for impairment if a triggering event occurs, as described by SFAS No. 144. Intangible assets that have finite lives continue to be amortized over their estimated useful lives and also continue to be subject to impairment testing. All of the Company's other intangible assets have finite lives and are amortized on a straight-line basis over a 25 year period. Prior to the adoption of SFAS No. 142, the Company's goodwill was amortized over a period up to 25 years using the straight-line method or an accelerated method, as applicable. Note 8 includes a summary of the Company's goodwill and other intangible assets as well as further detail about the impact of the adoption of SFAS No.142.

Earnings Per Common Share: Basic earnings per common share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during the period and the assumed conversions of potentially dilutive common stock equivalents, if any.

Long-Lived Assets: The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amounts of the asset, an impairment loss is recognized. Long-lived assets and certain intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Income Taxes: The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recorded at currently enacted tax rates applicable to the period in which assets or liabilities are expected to be realized or settled. Deferred tax assets and liabilities are adjusted to reflect changes in statutory tax rates resulting in income adjustments in the period such changes are enacted.

Credit Related Financial Instruments: In the ordinary course of business the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Debt Cancellation Contracts: The Company began issuing debt cancellation contracts on certain loans to customers as of October 1, 1995. The contract represents an agreement by the Company to cancel the debt of the borrower upon said borrower's death. The Company charges fees equivalent to that authorized by the state banking authorities and establishes a reserve account, from fees collected, to cover potential claims. The reserve for debt cancellation contracts totaled $231,764 and $142,825 at December 31, 2002 and 2001, respectively.

Stock-Based Compensation: SFAS No. 123, "Accounting for Stock-Based Compensation," defines a fair value based method of accounting for an employee stock option or similar equity instrument. However, SFAS No. 123 allows an entity to continue to measure compensation costs for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock issued to Employees. Entities electing to remain with the accounting in Opinion No. 25 must make pro forma disclosures of net income and earnings per share as if the fair value based method of accounting defined in SFAS No. 123 had been applied. Under the fair value based method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company has elected to continue to measure compensation cost for its stock option plans under the provisions in APB Opinion 25 and has calculated the fair value of outstanding options for purposes of pro forma disclosure utilizing the Black-Scholes method.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The Company's options granted in 2002, 2001 and 2000 vest immediately; therefore, for purposes of pro forma disclosure, the compensation expense related to these options has been recognized in the year granted.

The Company's actual pro forma information follows:

	Year Ended December 31		
	2002	2001	2000
Net Income:			
As reported	$ 904,198	$ (1,422,884)	$ (3,019,275)
Deducts:			
Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	406,164	382,536	39,138
Pro forma net income (loss)	$ 498,034	$ (1,805,420)	$ (3,058,413)
Basic earnings (loss) per share:			
As reported	0.19	(0.31)	(0.68)
Pro forma	0.11	(0.39)	(0.69)
Diluted earnings (loss) per share			
As reported	0.19	(0.31)	(0.65)
Pro forma	0.11	(0.39)	(0.65)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: dividend yield 0%, 2.50% and 2.78%; expected volatility of .232, .257 and .250 for 2002, 2001 and 2000; risk-free interest rates of 2.63%, 4.40% and 5.08% for 2002, 2001 and 2000, respectively; and expected lives of 5 years. The weighted average fair values of options granted during 2002, 2001 and 2000 were $1.81, $2.30 and $4.12, respectively.

Advertising Costs: Advertising costs are expensed as incurred.

Reclassification: Certain amounts in 2001 and 2000 have been reclassified to conform with the 2002 presentation.

Recently Issued Accounting Standards

On June 29, 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Intangible Assets". This statement is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that goodwill and indefinite lived intangible assets no longer be amortized, that goodwill will be tested for impairment at least annually, that intangible assets deemed to have an indefinite life will be tested for impairment at least annually, and that amortization period of intangible assets with finite lives will no longer be limited to forty years.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement is effective for fiscal years beginning after June 15, 2002, with early adoption permitted. SFAS No. 143 addresses the recognition and measurement of obligations associated with the retirement of tangible long-lived assets resulting from acquisition, construction, development, or the normal operation of a long-lived asset. SFAS No. 143 requires that the fair value of an asset retirement obligation be recognized as a liability in the period in which it is incurred. The asset retirement obligation is to be capitalized as part of the carrying amount of the long-lived asset and the expense is to be recognized over the useful life of the long-lived asset. The Standard is effective for the Company beginning January 1, 2003, and its adoption is not expected to have a material impact on results of operations, financial position, or liquidity.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FASB Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,* and the accounting and reporting provisions of APB Opinion No. 30, *Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*, for the disposal of a segment of a business (as previously defined in that opinion). This statement also amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The major changes resulting from this statement relate to the establishment of a single method for the recognition of impairment losses on long-lived assets to be held and used whether from discontinuance of a business segment or otherwise. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this statement did not have a material effect on the Company's consolidated financial statements.

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64 amendment of FASB Statement No. 13 and Technical Corrections". In April 2002, the FASB issued SFAS No. 145, which updates, clarifies, and simplifies certain existing accounting pronouncements beginning at various dates in 2002 and 2003. The statement rescinds SFAS No. 4 and SFAS No. 64, which required net gains or losses from the extinguishment of debt to be classified as an extraordinary item in the income statement. These gains and losses will now be classified as extraordinary only if they meet the criteria for such classification as outlined in APB Opinion 30, which allows for extraordinary treatment if the item is material and both unusual and infrequent in nature. The statement also rescinds SFAS No. 44 related to the accounting for intangible assets for motor carriers and amends SFAS No. 13 to require certain lease modifications that have economic effects similar to sale-leaseback transactions to be accounted for as such. The changes required by SFAS No. 145 are not expected to have a material impact on results of operations, financial position, or liquidity.

In October 2002, the FASB issued SFAS No. 147, *Acquisitions of Certain Financial Institutions*, an amendment of SFAS No. 72 and 144 and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of SFAS No. 72 and Interpretation 9 and requires those transactions be accounted for in accordance with SFAS No. 141 and 142. SFAS No. 147 also amends SFAS No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used. The provisions of SFAS No. 72 requiring the intangible recognition and subsequent amortization of any excess fair value of net liabilities assumed in an acquisition will no longer apply. SFAS No. 147 is essentially effective as of October 1, 2002. As a result, the Company adopted SFAS No. 147 on October 1, 2002, with no material impact on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. This statement amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It amends the disclosure provisions of that Statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. This Statement also amends APB Opinion No. 28 to require disclosure about those effects in interim financial information. This Statement is effective for financial statements for fiscal years ending after December 15, 2002 and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's consolidated financial statements.

On November 25, 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), guarantor's accounting and disclosure requirement for guarantees, including indirect guarantees of indebtedness of others, and interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to the guarantors accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of the Interpretation are effective for financial statements that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of the guarantor's year end. See Note 6, Financial Instruments with Off-Balance-Sheet Risks, and Note 21, Fair Value of Financial Instruments in the Notes to Consolidated Financial Statements, for additional discussion of the Company's financial guarantees as of December 31, 2002. The initial adoption of this standard did not have an impact on the financial condition or results of operations. Management does not believe the provisions of this standard will have a material impact on future operations of the Company.

NOTE 2 - INVESTMENT SECURITIES

At December 31, 2002 and 2001, the Company's investment securities are categorized as available for sale and, as a result, are stated at fair value based generally on quoted market prices. Unrealized holding gains and losses, net of applicable deferred taxes, are included as a component of shareholders' equity, (accumulated other comprehensive income) until realized.

The amortized cost and market values of securities available for sale are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
As of December 31, 2002:				
U. S. Government and agency securities	$ 6,330,000	$ 192,832	$ -	$ 6,522,832
State and municipal securities	7,176,984	44,616	165,962	7,055,638
Mortgage-backed securities.	105,084,669	2,511,395	61,165	107,534,899
Federal Home Loan Bank Stock	2,788,100	-	-	2,788,100
Total	$ 121,379,753	$ 2,748,843	$ 227,127	$ 123,901,469
As of December 31, 2001:				
U. S. Government and agency securities	$ 16,854,383	$ 99,368	$ 5,234	$ 16,948,517
State and municipal securities	11,512,284	220,731	49,372	11,683,643
Mortgage-backed securities.	91,319,473	166,360	838,690	90,647,143
Federal Home Loan Bank Stock	2,400,000	-	-	2,400,000
Total	$ 122,086,140	$ 486,459	$ 893,296	$ 121,679,303

Securities with a carrying of $71,663,190 and $87,514,174 at December 31, 2002 and 2001 respectively, were pledged for various purposes as required or permitted by law.

The amortized cost and market values of debt securities at December 31, 2002 by contractual maturity are as follows. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due in one year or less	$ 439	$ 445
Due after one year through five years	180	180
Due after five years through ten years	6,483	6,686
Due after ten years	111,489	113,802
Other securities	2,788	2,788
Total	$ 121,379	$ 123,901

Mortgage-backed securities have been included in the maturity tables based upon the guaranteed payoff date of each security.

Gross realized gains and losses on available for sale securities for each of the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Gross realized gains	$ 670,565	$ 1,283,945	$ 45,362
Gross realized losses	17,123	-	40,775

An investment security issued by Hartselle Utilities is carried at a value of $4,680,547, which exceeds 10% of total stockholder's equity.

NOTE 3 - LOANS

	December 31,	
	2002	2001
Commercial, financial and agricultural	$ 101,841,274	$ 146,209,839
Real estate - construction	2,016,539	3,126,592
Real estate - mortgage	174,774,616	233,216,469
Consumer	80,596,466	119,030,750
Unearned income	(45,007)	(63,991)
Total loans	359,183,888	501,519,659
Allowance for loan losses	(9,784,269)	(7,292,370)
Net loans	$ 349,399,619	$ 494,227,289

The Company's lending is concentrated in north and west-central Alabama. Repayment of these loans is, in part, dependent upon the economic conditions in these regions of the state. Management does not believe the loan portfolio contains concentrations of credits either geographically or by borrower, which would expose the Company to unacceptable amounts of risk. Management continually evaluates the potential risk in all segments of the portfolio in determining the adequacy of the allowance for loan losses. Other than concentrations of credit risk in commercial, residential and construction real estate loans, management is not aware of any significant concentrations.

The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, premises and equipment, residential houses and income-producing commercial properties. No additional credit risk exposure, relating to outstanding loan balances, is believed to exist beyond the amounts shown in the consolidated statement of condition at December 31, 2002.

In the normal course of business, loans are made to officers, directors and principal shareholders and to Companies in which they own significant interest.

Loan activity to such parties during the year ended December 31, 2002 are summarized as follows:

Balance January 1, 2002	Additions	Reductions	Balance December 31, 2002
$ 16,179,032	$ 1,596,182	$ (4,327,530)	$ 13,447,684

At December 31, 2002 and 2001, the recorded investment in impaired loans was approximately $11,916,157 and $6,186,216, respectively. The average recorded investment in impaired loans was approximately $9,051,187 and $3,555,108 for the years ended December 31, 2002 and 2001, respectively. The impaired loans were measured for impairment based primarily on the value of underlying collateral. The related allowance allocated to impaired loans for 2002 and 2001 was $969,123 and $726,895, respectively. At December 31, 2002, impaired loans with an associated allowance totaled $1,782,445, while $10,133,712 of impaired loans had no specific allowance. At December 31, 2001, impaired loans with an associated allowance totaled $5,070,769, while $1,115,447 of impaired loans had no specific allowance. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was not significant for either 2002 or 2001.

The Company uses several factors in determining if a loan is impaired. Generally, nonaccrual loans as well as loans classified as substandard by internal loan review are reviewed for impairment. The internal asset classification procedures include a thorough review of significant loans and lending relationships, and include the accumulation of related data. This data includes loan payment status, borrower's financial data, collateral value and borrower's operating factors such as cash flows, operating income or loss.

NOTE 4 - ALLOWANCE FOR LOAN LOSSES

Changes in the allowance for loan losses for each of the years ended December 31, 2002, 2001 and 2000, were as follows:

	2002	2001	2000
Balance, January 1	$ 7,292,370	$ 7,107,430	$ 2,603,128
Discontinued operations	(752,193)	-	-
Charge-offs	(7,307,862)	(6,567,136)	(5,053,052)
Recoveries	444,283	438,136	267,992
Net charge-offs	(6,863,579)	(6,129,000)	(4,785,060)
Provision for loan losses included in continuing operations	10,032,545	6,095,629	7,573,160
Provision for loan losses included in discontinued operations	75,126	218,311	1,716,202
Balance, December 31	$ 9,784,269	$ 7,292,370	$ 7,107,430

NOTE 5 – DISCONTINUED OPERATIONS

During 2002, Community Bank consummated the sale of the following branch offices: two Pulaski, Tennessee locations on March 31, 2002, two DeKalb County, Alabama locations on May 3, 2002 and six Marshall County,

Alabama locations on May 31, 2002. The following outlines the total assets sold and total liabilities released on the transactions.

Loans	$ 95,130,132
Less allowance for loan losses	752,193
Loans, net	94,377,939
Premises and equipment, net	8,686,603
Accrued interest receivable	653,266
Other real estate owned	451,280
Other assets	93,547
Total assets	$ 104,262,635
Deposits	$ 139,080,234
Accrued interest payable	656,041
Capitalized lease obligation	1,614,318
Other liabilities	19,036
Total liabilities	$ 141,369,629

The Company paid $32,054,765 in cash on the transactions and recorded a capitalized lease receivable of $3,107,157. The Company recognized total gains of $8,071,985 representing the premium received on core deposits less discounts on loans and fixed assets.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include loan commitments, standby letters of credit and obligations to deliver and sell mortgage loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments, standby letters of credit and obligations to deliver and sell mortgage loans is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The Company has no significant concentrations of credit risk with any individual counter-party to originate loans.

The total amounts of financial instruments with off-balance-sheet risk as of December 31, 2002 and 2001 are as follows:

	Contract Amount (In Thousands)	
	2002	2001
Loan commitments	$ 15,476	$ 19,788
Standby letters of credit	532	1,299
Total unfunded commitments	$ 16,008	$ 21,087

Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The credit risk involved in issuing letters of credit and funding loan commitments is essentially the same as that involved in extending loan facilities to customers.

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. At December 31, 2002, these commitments are not reflected on the consolidated balance sheet. However, as discussed in Note 1, Summary of Significant Accounting Policies, in the Notes to Consolidated Financial Statements, FIN 45 requires the fair value of these commitments be recorded as of January 1, 2003. The fair value of the commitment typically approximates the fee received from the customer for issuing such commitments. These fees are deferred and are recognized over the commitment period. The amount recorded as of January 1, 2003 was not material to the Company's consolidated balance sheet. The Company holds various assets as collateral supporting those commitments for which collateral is deemed necessary.

NOTE 7 - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2002	2001
Land	$ 2,544,557	$ 4,331,352
Bank premises	21,380,949	27,195,381
Furniture and fixtures	10,060,496	11,846,267
Automobiles	1,459,002	1,674,691
Leasehold improvements	369,402	853,690
	35,814,406	45,901,381
Less accumulated depreciation	10,378,915	10,872,754
	25,435,491	35,028,627
Construction in progress	-	2,689,023
Premises and equipment, net	$ 25,435,491	$ 37,717,650

Depreciation expense included in the Consolidated Statements of Income caption "occupancy expense" was $1,823,520, $2,058,787 and $1,998,701 for the years ended December 31, 2002, 2001 and 2000, respectively. The Company capitalized no interest costs in 2002 and capitalized $242,020 and $244,971 in interest costs related to building construction in 2001 and 2000, respectively.

NOTE 8 - GOODWILL AND OTHER INTANGIBLE ASSETS

Upon the adoption of SFAS No. 142 on January 1, 2002, the Company ceased amortizing its goodwill, which decreased noninterest expense and increased net income in 2002 as compared to 2001. The following table shows the pro forma effect of applying SFAS 142 to the 2001 and 2000 periods (in thousands, except per share amounts).

	Year Ended December 31,		
	2002	2001	2000
Reported net income (loss)	$ 904,918	$ (1,422,884)	$ (3,019,275)
Add back: goodwill amortization	-	478,487	470,210
Adjusted net income (loss)	$ 904,198	$ (944,397)	$ (2,549,065)
Basic earnings per share:			
Reported net income (loss)	$ 0.19	$ (0.31)	$ (0.68)
Add back: goodwill amortization	-	0.10	0.11
Adjusted net income (loss)	$ 0.19	$ (0.21)	$ (0.57)
Diluted earnings per share:			
Reported net income (loss)	$ 0.19	$ (0.31)	$ (0.65)
Add back: goodwill amortization	-	0.10	0.10
Adjusted net income (loss)	$ 0.19	$ (0.21)	$ (0.55)

A summary of goodwill by line of business follows:

	January 1, 2002	Goodwill acquired	Impairment Losses	December 31, 2002
Commercial Banking	$ 1,792,807	$ -	$ -	$ 1,792,807
Parent and other	-	-	-	-
Total	$ 1,792,807	$ -	$ -	$ 1,792,807

The Company has finite-lived intangible assets capitalized on its balance sheet in the form of core deposits. Amortizable intangible assets at December 31, 2002 and 2001 are as follows:

	December 31,	
	2002	2001
Core deposits		
Gross carrying amount	$ 1,985,413	$ 1,985,413
Less: accumulated amortization	1,253,281	1,173,863
Net carrying amount	732,132	811,550
Other intangibles		
Gross carrying amount	188,450	77,898
Less: accumulated amortization	-	52,581
Net carrying amount	188,450	25,317
Total finite-lived intangibles		
Gross carrying amount	2,173,863	2,063,311
Less: accumulated amortization	1,253,281	1,226,444
Net carrying amount	$ 920,582	$ 836,867

Acquired goodwill and other intangible assets at December 31, 2002 are detailed as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Identifiable amortizing assets	$ 2,173,863	$ 1,253,281	$ 920,582
Nonamortizing goodwill	2,851,372	1,058,565	1,792,807
Total acquired intangible asset	$ 5,025,235	$ 2,311,846	$ 2,713,389

Amortization expense on finite-lived intangible assets for the periods ended December 31, 2002, 2001 and 2000 totaled $76,797, $561,798 and $553,521, respectively. In 2001, the Company recorded an impairment of goodwill of $2,652,620, which represented the unamortized goodwill related to the Company's wholly-owned subsidiaries, 1st Community Credit Corporation and Community Insurance Corp. Aggregate annual amortization expense of currently recorded core deposits and other intangibles is expected to be $79,417 for the years ended December 31, 2003 through 2004.

NOTE 9 - DEPOSITS

The major classifications of deposits as of December 31, 2002 and 2001 were as follows:

	December 31,	
	2002	2001
Noninterest-bearing demand	$ 52,313,987	$ 67,695,615
Interest-bearing demand	77,528,677	100,094,906
Savings	57,727,147	70,479,875
Time	185,882,451	259,899,596
Certificates of deposit of $100,000 or more	70,626,542	100,387,582
Other time deposits	15,385,000	19,148,456
	$ 459,463,804	$ 617,706,030

At December 31, 2002, the scheduled maturities of certificates of time deposits were as follows:

2003	$ 172,551,745
2004	29,961,472
2005	15,500,477
2006	4,932,050
2007	48,736,996
Thereafter	211,253
Total	$ 271,893,993

NOTE 10 - SHORT-TERM BORROWINGS

Short-term borrowings at December 31, 2002 and 2001 consisted of the U.S. Treasury Tax and Loan Note Option account of $1,725,133 and $1,822,420, respectively, and securities sold under agreements to repurchase of $0 and $2,537,507, respectively. The Company had no federal funds purchased or overnight funds purchased from FHLB-Atlanta at December 31, 2002 and 2001.

US Treasury Tax and Loan Note Option and securities sold under agreements to repurchase are generally treated as collateralized financing transactions. It is the Company's policy to deliver underlying securities to custodian accounts for customers.

A summary of short-term borrowings follows:

SHORT-TERM BORROWINGS

	December 31,			
	2002		2001	
Securities sold under agreements to repurchase	$	-	$	2,537,507
U.S Treasury tax and loan, note option		1,725,133		1,822,420
Total	$	1,725,133	$	4,359,927

NOTE 11 - LONG-TERM DEBT

On December 17, 1992, the Company entered into a loan agreement with a regional bank for amounts up to $6,500,000. At December 31, 2002, the loan was paid in full. At December 31, 2001, the amount outstanding was $711,304. The loan was due December 17, 2002, bearing interest at a floating prime rate, collateralized by 100% of the common stock of Community Bank. The note agreement contained provisions, which limited the Company's right to transfer or issue shares of Community Bank's stock. Upon receipt of full payment, the lender did not release the Community Bank stock held as collateral on the note. The Company is obligated to this lender as a guarantor on the ESOP loan discussed in the following paragraph. The lender retained the Community Bank stock as security on the guarantee of the ESOP loan.

On November 3, 1993, the Trustees of the Company's ESOP executed a promissory note of $1,200,000 in order to purchase common stock in the Company's public offering of new common stock. The note was originally secured by 80,000 shares of purchased stock. The promissory note had been refinanced in years subsequent to 1993 as additional shares were purchased by the ESOP. On December 1, 1998, this note was refinanced and an additional 56,682 shares of the Company's common stock were obtained by the ESOP. This debt, in the original amount of $2,963,842, was secured by 261,433 shares of the Company's common stock. The note bears interest at a floating rate, with principal and interest payments due monthly through November 16, 2010, with all remaining principal, if any, due upon that date. The initial principal and interest payment on this debt was $31,677. As changes occur in the interest rate on the loan, appropriate adjustments are made to the monthly principal and interest payments. At December 31, 2002, the monthly payment was $33,852. The Company has guaranteed this debt and in accordance with the applicable accounting and reporting guidelines the debt has been recognized on the Company's statement of condition, with an offsetting charge against equity. As principal payments are made by the ESOP, the debt and offsetting charge against equity are reduced. The shares securing the note are released on a pro-rata basis by the lender as monthly payments of principal and interest are made. The outstanding balance of this note was $2,083,342 at December 31, 2002, secured by 148,972 of unreleased shares of Company stock. (See Note 15)

On October 4, 1994, the Company entered into a twenty-year, subordinated installment capital note due October 1, 2014 for the purchase of treasury stock. Monthly principal and interest payments of $15,506 are made on the note, which bears interest at the fixed annual rate of 7%. The Company maintains the right to prepay the note at its sole discretion. The balance of the note was $1,494,345 and $1,572,805 at December 31, 2002 and 2001, respectively.

Since June 1999, Community Bank has borrowed funds under the Federal Home Loan Bank of Atlanta's ("FHLB-Atlanta") "Convertible Advance Program." These advances have had original maturities of 10 years, with stated call features during the life of the obligation, at fixed interest rates for the life of the obligations. Principal is due at final maturity or on stated call dates, with interest payable each quarter. On June 1, 1999, Community Bank, the Company's bank subsidiary, borrowed $30,000,000 under the FHLB-Atlanta's "Convertible Advance Program." This advance had a final maturity of June 1, 2009 (120 months), with a call feature every three months during the life of the obligation, and carried a fixed interest rate of 4.62% per annum. This obligation was called on September 1, 1999 due to an increase in market interest rates. As a result of this call, Community Bank refinanced the original advance and borrowed an additional $10,000,000 under the same "Convertible Advance Program." This advance, totaling $40,000,000 at December 31, 1999, had a final maturity of September 1, 2009 (120 months), with a call feature every six months during the life of the obligation, and carried a fixed rate of 4.99% per annum. Due to the call of this obligation on March 1, 2000, Community Bank made a $2,000,000 reduction in the amount advanced under the FHLB-Atlanta "Convertible Advance Program" and refinanced $38,000,000. This new obligation has a final maturity of March 1, 2010 (120 months), a call feature every quarterly payment date during the life of the obligation, and a fixed interest rate of 5.93% per annum. At December 31, 2001, outstanding funds advanced to Community Bank under the FHLB-Atlanta "Convertible Advance Program" totaled $38,000,000.

In March 2000, the Company formed a wholly-owned Delaware statutory business trust, Community (AL) Capital Trust I (the "Trust"), which issued $10,000,000 of guaranteed preferred securities representing undivided beneficial interests in the assets of the Trust ("Capital Securities"). All of the common securities of the Trust are owned by the Company. The proceeds from the issuance of the Capital Securities ($10,000,000) and common securities ($310,000) were used by the Trust to purchase $10,310,000 of junior subordinated deferrable interest debentures of the Company which carry an annual interest rate of 10.875%. The debentures represent the sole asset of the Trust. The debentures and related income statement effects are eliminated in the Company's consolidated financial statements. The Company is entitled to treat the aggregate liquidation amount of the debentures as Tier I capital under Federal Reserve guidelines.

The Capital Securities accrue and pay distributions semiannually at a rate of 10.875% per annum of the stated liquidation value of $1,000 per capital security. The Company has entered into an agreement which fully and unconditionally guarantees payment of: (i) accrued and unpaid distributions required to be paid on the Capital Securities; (ii) the redemption price with respect to any Capital Securities called for redemption by the Trust; and (iii) payments due upon a voluntary or involuntary liquidation, winding up or termination of the Trust.

The Capital Securities are mandatorily redeemable upon the maturity of the debentures on March 8, 2030, or upon earlier redemption as provided in the indenture pursuant to which the debentures were issued. The Company has the right to redeem the debentures purchased by the Trust: (i) in whole or in part, on or after March 8, 2010; and (ii) in whole (but not in part) at any time within 90 days following the occurrence and during the continuation of a tax event, capital treatment event or investment company event (each as defined in the indenture). As specified in the indenture, if the debentures are redeemed prior to maturity, the redemption price will be a percentage of the principal amount, ranging from 105.438% in 2010 to 100.00% in and after 2020, plus accrued but unpaid interest.

Under the terms of the indenture, the Company may elect to defer payments of interest for up to ten semiannual payment periods. The Company elected to defer its March and September 2002 interest payments. The balance of accrued interest payable on the debentures was $1,541,872 at December 31, 2002. For the duration of such deferral period, the Company is restricted from paying dividends to shareholders or paying debt that is junior to the debentures.

Maturities and stated calls of long-term debt and FHLB borrowings following December 31, 2002, are as follows:

	Notes Payable	FHLB Borrowings	Trust Preferred Securities
2003	$ 408,167	$ -	$ -
2004	428,292	-	-
2005	449,467	-	-
2006	471,745	-	-
2007	495,193	-	-
Thereafter	1,324,823	38,000,000	10,000,000
Total	$ 3,577,687	$ 38,000,000	$ 10,000,000

Community Bank had $5,000,000 at year end 2002 and 2001 in available lines to purchase federal funds on a secured basis from a commercial bank.

NOTE 12 - REGULATORY MATTERS AND RESTRICTIONS

Dividends paid by Community Bank are the primary source of funds available to the Company for debt repayment, payment of dividends to its stockholders and other needs. Certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. Under Alabama law, the approval of the Alabama Superintendent of Banks is required to pay dividends in excess of the Bank's net earnings for the current year plus retained net earnings for the preceding two years less any required transfers to surplus.

Effective March 5, 2002 the Board of Directors of Community Bank adopted a Safety and Soundness Compliance Plan pursuant to which Community Bank will not pay cash dividends without the prior written consent of the FDIC and Alabama State Banking Department.

No dividends were declared or paid in 2002 or 2001. Annual dividends of $.75 per share and $.60 per share were declared by the Company's Board of Directors on its common stock and paid in January of 2000 and 1999, respectively. The payment of dividends on common stock is subject to the prior payment of principal and interest on the Company's long-term debt, maintenance of sufficient earnings and capital of the subsidiaries, and to regulatory restrictions. (See Note 11).

The Company and its subsidiary bank are subject to various regulatory capital requirements administered by the state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possible additional discretionary-actions by regulators that, if taken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Community Bank must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Community Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002 and 2001, that the Bank meets all capital adequacy requirements to which it is subject as set forth in regulation.

At December 31, 2002 and 2001, under applicable banking regulations, the Company and Community Bank, were considered well capitalized. The Company is entitled to treat the aggregate liquidation amount of the junior subordinated deferrable interest debentures, purchased by Community (AL) Capital Trust I, as Tier I capital under Federal Reserve guidelines. At December 31, 2002, the aggregate liquidation amount of the debentures included in Tier I capital was $10,000,000. (See Note 11)

Community Bank's allowance for loan losses, limited to 1.25% of risk-weighted assets, is a component of Tier II capital under capital adequacy guidelines. The amount of the allowance for loan losses included in Tier II capital at December 31, 2002 was approximately $4,586,000 for the Company and approximately $4,558,000 for Community Bank, compared to approximately $6,119,000 for the Company and approximately $6,087,000 for Community Bank at December 31, 2001.

On April 9, 2001, the Company's Board of Directors entered into a Memorandum of Understanding (the "Memorandum") with the Federal Reserve Bank of Atlanta (the "Reserve Bank"), which outlines actions to be taken by the Company to address concerns identified by the Reserve Bank. One provision of the agreement calls for the Company to maintain a Tier I leverage ratio of at least 6.5% while the Memorandum is in effect.

On March 5, 2002, Community Bank adopted a Safety and Soundness Compliance Plan ("Plan"). Under the Plan, the Bank's Board committed to maintain a Tier I leverage ratio of at least 7% and to obtain prior approval of the regulators before paying any dividends.

Both the Company and the Bank are in compliance with the Tier I leverage ratios requirements under the Memorandum and the Plan as of December 31, 2002 and fell slightly short of these requirements as of December 31, 2001.

On December 10, 2002, the Board of Directors of Community Bank entered into an agreement with the Alabama State Banking Department. The agreement provides that the Board of Directors will take certain actions regarding (i) an investigation into payments made in connection with several construction projects of the Bank, (ii) approval and management of payments and loans involving directors, officers and employees and (iii) expense controls and review of financial statements.

With respect to the investigation of construction payments, the Bank's Audit Committee, with the assistance of independent accountants and counsel, must determine whether any directors, officers or employees improperly benefited from payments made by the Bank for construction projects. If improper benefits were received, the Audit Committee must determine the amount of such benefits, fix an appropriate rate of interest due to the Bank on the principal amount of any benefit, require restitution of the amount of the benefit, plus accrued interest and investigate any apparent negligence on the part of Bank employees with regard to improper payments. The Bank must report the Audit Committee's findings to the Alabama State Banking Department for its review and concurrence.

The Board has agreed, among other things, to require Board approval of all extensions of credit to insiders, as defined in Regulation O of the Board of Governors of the Federal Reserve System. The Board has also agreed to implement certain procedures for managing existing loans to insiders, including limitations on renewals, methods of collection of adversely classified loans to certain insiders and obtaining current appraisals on collateral securing such adversely classified loans. In addition, the Board has agreed to limit future extensions of credit and any payments other than ordinary compensation to any director, officer or employee who, after investigation, is deemed to owe restitution to the Bank or whose loans have been adversely classified, to consult with the Alabama State Banking Department regarding settlement of litigation and to obtain prior approval for sales or transfers of Bank assets benefiting any director, officer or employee deemed to owe restitution.

As a part of an effort to control the Bank's expenses, the Board has directed the Audit Committee to review for adequacy and appropriateness bills paid by the Bank for professional services from 1998 to the present, to recover fees improperly paid, if any, for the benefit of third parties and to establish additional internal controls for the payment of future bills. The Audit Committee requires quarterly and annual reports from its auditors regarding the adequacy of the Bank's loan loss reserve.

The following table sets forth the actual capital ratios at December 31, 2002 and 2001, for the Company and the Bank, as well as the minimum total risk-based, Tier 1 risked-based and Tier 1 leverage ratios required to be classified as adequately capitalized and well capitalized.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
As of December 31, 2002:						
Total risk based capital (to risk weighted assets):						
Consolidated	$ 52,897	14.63%	$ 28,932	8.00%	$ 36,165	10.00%
Community Bank	55,693	15.50	28,754	8.00	35,942	10.00
Tier 1 capital (to risk weighted assets):						
Consolidated	46,817	12.95	14,466	4.00	21,699	6.00
Community Bank	51,135	14.23	14,377	4.00	21,565	6.00
Tier 1 capital (to average assets):						
Consolidated	46,817	8.20	22,836	4.00	28,545	5.00
Community Bank	51,135	9.00	22,729	4.00	28,412	5.00
As of December 31, 2001:						
Total risk based capital (to risk weighted assets):						
Consolidated	$ 54,539	11.17%	$ 39,065	8.00%	$ 48,831	10.00%
Community Bank	55,808	11.49	38,858	8.00	48,572	10.00
Tier 1 capital (to risk weighted assets):						
Consolidated	46,847	9.59	19,532	4.00	29,299	6.00
Community Bank	49,721	10.24	19,429	4.00	29,143	6.00
Tier 1 capital (to average assets):						
Consolidated	46,847	6.39	29,315	4.00	36,644	5.00
Community Bank	49,721	6.80	29,244	4.00	36,555	5.00

The Company is required by law to maintain noninterest bearing deposits with the Federal Reserve to meet regulatory reserve requirements. At December 31, 2002 these deposits were not material to the Company's funding requirements.

NOTE 13 - LEASES

The Company has operating lease agreements involving land, buildings and equipment. The operating leases are noncancellable and expire on various dates through the year 2018. The leases provide for renewal options and generally require the Company to pay maintenance, insurance and property taxes. Options to purchase are also included in some leases. For the years ended December 31, 2002, 2001, and 2000, rental expense for operating leases was approximately $467,000, 560,000 and $524,000, respectively.

During 2000, Community Bank entered into sale/leaseback arrangements on its Hamilton, Alabama and Boaz, Alabama bank locations. Due to the structure of these transactions, the leases qualified and have been accounted for under capitalized lease rules. On May 31, 2002, the purchaser of Community Bank's Marshall County branch offices assumed the Company's lease on the Boaz, Alabama location. The balances of the capitalized lease asset and capitalized lease obligation assumed by the purchaser were as follows:

Capitalized lease asset	$ 1,577,222
Less: Accumulated depreciation	157,722
Net capitalized lease asset	$ 1,419,500
Capitalized lease obligation	$ 1,614,318

A gain of $194,818 was recognized to account for the sale of the asset and the release of the obligation and is netted in "net loss on disposal of assets" on the Consolidated Statements of Income.

The following is an analysis of the leased property under capital leases by major classes:

	Asset Balances at December 31,	
	2002	2001
Buildings	$ 3,727,903	$ 5,305,125
Less allowance for depreciation	321,013	321,613
	$ 3,406,890	$ 4,983,512

The following is a schedule by year of future minimum lease payments under capital and operating leases, together with the present value of the net minimum lease payments as of December 31, 2002. All capitalized leases are with related parties.

	Related Party Operating	Total Operating	Capitalized
Years Ending December 31,			
2003	$ 9,600	$ 296,738	$ 250,932
2004	9,600	264,436	250,932
2005	9,600	242,878	250,932
2006	2,400	164,722	250,932
2007	-	103,550	250,932
Thereafter	-	258,359	5,621,765
Total minimum lease payments	$ 31,200	$ 1,330,683	6,876,425
Less amount representing interest			2,818,256
Present value of net minimum lease payments			$ 4,058,169

The purchaser of Community Bank's Marshall County branch offices acquired the land, building and land improvements located in Albertville, Alabama under a sales type lease. The lease agreement calls for 60 payments of $14,000 per month beginning June 1, 2002. The lease ends on May 31, 2007 and is subject to options which give the right for the seller to require the purchaser to purchase the property and gives the right to the purchaser to require the seller to sell the property. The purchase price upon option by either party is $2,621,544. This lease/sale qualifies and is accounted for under capitalized lease rules.

The following is a schedule by year of the future minimum lease payments to be received by Community Bank together with the present value of the net minimum lease payments as of December 31, 2002.

Years ending December 31,		
2003	$	168,000
2004		168,000
2005		168,000
2006		168,000
2007		2,691,591
Total minimum lease payments		3,363,591
Less amount representing interest		310,049
Present value of net minimum lease payments	$	3,053,542

NOTE 14 - PENSION PLAN

The Company has a defined benefit plan that provides retirement and disability benefits for substantially all employees of the Company and its subsidiaries, and death benefits for their beneficiaries. An employee will become a participant in the Pension Plan on January 1 or July 1 after completing 12 months of employment during which the employee works at least 1,000 hours. All employees are eligible to become participants in the Pension Plan regardless of age on the date they begin employment. In addition, participants in the Pension Plan accrue benefits after they have attained the normal retirement age of 65.

Benefits under the Pension Plan depend upon a participant's years of credited service with the Company or any of its subsidiaries and his average monthly earnings for the highest five consecutive years out of the participants final 10 years of employment. An employee who becomes a participant on or after January 1, 1996 will not be vested in any benefit until he completes five years of service, at which time the employee will be 100% vested. An employee who became a participant before January 1, 1996, is 20% vested in his accrued benefits after completion of two years of service, 40% vested after three years of service, 60% vested after four years of service and becomes fully vested upon completion of five years of service. An employee who completes ten years of service and attains age 55 is eligible for early retirement benefits. Plan assets consist primarily of corporate stocks and bonds.

The Company contributes amounts to the pension funds sufficient to satisfy funding requirements of the Employee Retirement Income Security Act.

Effective January 1, 1995, the Company established a nonqualified benefit plan for certain key executives called the Community Bancshares, Inc. Benefit Restoration Plan, the purpose of which is to provide the amount of the benefit which would otherwise be paid under the Company's Pension Plan but which cannot be paid under that plan due to the limitations imposed by the Internal Revenue Code of 1986, as amended.

The following tables set forth the funding status and the amount recognized for both the Pension Plan and the Benefit Restoration Plan in the Company's Consolidated Statements of Financial Condition and the Consolidated Statements of Income.

Pension Plan as of December 31:

	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 7,891,166	$ 7,030,889
Service cost	506,164	614,252
Interest cost	535,797	495,976
Actuarial (gain) or loss.	213,984	(37,271)
Benefits paid	(283,218)	(212,680)
Benefit obligation at end of year	$ 8,863,893	$ 7,891,166
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 5,442,852	$ 5,153,926
Actual return on plan assets	(586,816)	(229,629)
Employer contribution	650,174	731,235
Benefits paid from plan assets	(283,218)	(212,680)
Fair value of plan assets at end of year	$ 5,222,992	$ 5,442,852
Funded status of plan:		
Funded status of plan	$ (3,640,901)	$ (2,448,314)
Unrecognized actuarial (gain) or loss	3,050,602	1,946,596
Unrecognized prior service cost	188,450	77,337
Unrecognized transition asset.	-	(3,794)
Accrued benefit cost	$ (401,849)	$ (428,175)
Amounts recognized in the balance sheet consists of:		
Prepaid benefit cost	$ -	$ -
Accrued benefit liability	(2,287,205)	(428,175)
Intangible asset	188,450	-
Accumulated other comprehensive income	1,696,906	-
Net amount recognized	$ (401,849)	$ (428,175)
Other comprehensive income from changes	$ 1,696,906	$ -
Weighted average rate assumptions used in determining pension cost and the projected benefit obligation were:		
Discount rate used to determine present value of projected benefit obligation at end of year	6.75%	7.25%
Expected long-term rate of return on plan assets for the year	7.50%	9.25%
Expected rate of increase in future compensation levels	5.00%	6.00%

Components of pension plan net periodic benefit cost:

	2002	2001	2000
Service cost	$ 506,164	$ 614,252	$ 620,489
Interest cost	535,797	495,976	446,220
Expected return on plan assets	(512,128)	(567,699)	(529,400)
Amortization of prior service cost	22,237	11,699	11,699
Amortization of transitional asset	(3,794)	(16,879)	(16,879)
Recognized actuarial loss	-	-	-
Net periodic benefit cost	$ 548,276	$ 537,349	$ 532,129

Benefit Restoration Plan as of December 31:

	2002	2001
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 3,200,932	$ 2,678,166
Service cost	97,129	157,302
Interest cost	157,344	202,471
Amendments	-	-
Actuarial loss.	(922,828)	162,993
Benefits paid	48,053	-
Benefit obligation at end of year	$ 2,580,630	$ 3,200,932
Change in plan assets:		
Fair value of plan assets at beginning of year	$ -	$ -
Actual return on plan assets	-	-
Employer contribution	48,053	-
Benefits paid from plan assets	(48,053)	-
Fair value of plan assets at end of year	$ -	$ -
Funded status of plan:		
Funded status of plan	$ (2,580,630)	$ (3,200,932)
Unrecognized actuarial loss	615,810	1,371,808
Unrecognized prior service cost	446	98,439
Unrecognized transition (asset) or obligation	-	-
Accrued benefit cost	$ (1,964,374)	$ (1,730,685)
Amounts recognized in balance sheet consist of:		
Prepaid benefit cost	$ -	$ -
Accrued benefit liability	(1,964,374)	1,730,685
Intangible asset	-	-
Accumulated other comprehensive income	-	-
Net amount recognized	$ (1,964,374)	$ (1,730,685)
Other comprehensive income from changes	$ -	$ -

	2002	2001
Weighted average rate assumptions used in determining pension cost and the projected benefit obligation were:		
Discount rate used to determine present value of projected benefit obligation at end of year	6.75%	7.25%
Expected long-term rate of return on plan assets for the year	7.50%	9.25%
Expected rate of increase in future compensation levels	5.00%	6.00%

Components of benefit restoration plan net periodic benefit cost:

	2002	2001	2000
Service cost	$ 97,129	$ 157,302	$ 141,048
Interest cost	157,344	202,471	170,368
Expected return on plan assets	-	-	-
Amortization of prior service cost	245	34,907	34,907
Amortization of transitional (asset) or obligation	-	-	-
Recognized actuarial loss	27,024	89,407	63,748
Net periodic benefit cost	$ 281,742	$ 484,087	$ 410,071

NOTE 15 - EMPLOYEE STOCK OWNERSHIP PLAN

The Company adopted an Employee Stock Ownership Plan (the "ESOP") effective as of January 1, 1985, which enables eligible employees of the Company and its subsidiaries to own Company common stock. An employee becomes a participant in the ESOP on June 30 or December 31 after completing 12 months of employment during which the employee is credited with 1,000 or more hours of service. Contributions to the ESOP are made at the discretion of the Company's Board of Directors, but may not be less than the amount required to cover the debt service on the ESOP loan. Employer contributions are allocated to eligible participants in proportion to their compensation, which equals W-2 wages plus pre-tax reductions for the Company's cafeteria plan. The Internal Revenue Code imposes a limit ($200,000 in 2002) on the amount of compensation which may be considered under the plan.

On November 3, 1993, the ESOP's Trustees executed a promissory note of $1,200,000 in order to purchase common stock from the Company's public offering of new common stock. The note was originally secured by 80,000 shares of purchased stock. The promissory note has been refinanced in years subsequent to 1993 as additional shares were purchased by the ESOP. On December 31, 1998, this note was refinanced and an additional 56,682 shares of the Company's common stock were obtained by the ESOP. This debt, in the original amount of $2,963,842, was secured by 261,433 shares of the Company's common stock. The note bears interest at a floating rate, with principal and interest payments due monthly through November 16, 2010, with the remaining principal, if any, due upon that date. The initial principal and interest payment on this debt in December 1998 was $31,677. As changes occur in the interest rate on the loan, appropriate adjustments are made to the monthly principle and interest payments. At December 31, 2002, the monthly payment was $33,852. The Company has guaranteed this debt and in accordance with the applicable accounting and reporting guidelines the debt has been recognized on the Company's statement of condition, with an offsetting charge against equity. As principal payments are made by the ESOP, the debt and offsetting charge against equity are reduced. The shares securing the note are released on a pro rata basis by the lender as monthly payments of principal and interest are made. As of December 31, 2002, there were 148,972 unreleased shares with a fair value, based on an independent valuation of $7.00 per share, of approximately $1,042,804. These shares are subtracted from outstanding shares for earnings per share calculations.

The portion of payments made by the Company to the ESOP on behalf of its participating employees which are used to pay interest on the ESOP debt ($99,532, $176,465 and $251,976 in 2002, 2001 and 2000, respectively) is classified as interest expense on the Company's income statement.

Dividends paid on released ESOP shares are credited to the accounts of the participants to whom the shares are allocated. Dividends on unreleased shares may be used to repay debt associated with the ESOP or treated as other income of the ESOP and allocated to the participants. No dividends were paid in 2002.

At December 31, 2002 and 2001, the Company's financial statements reflected long-term debt related to the ESOP of $2,083,342 and $2,382,490, respectively. The corresponding contra-equity account was $1,999,858 at December 31, 2002 and $2,317,902 at December 31, 2001.

Compensation costs recognized amounted to $374,565, $256,101 and $525,743 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 16 - STOCK PLANS

On January 7, 1999, the Board of Directors of the Company adopted a Share Purchase Rights Plan and declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock of the Company to shareholders of record on January 7, 1999. Each Right entitles the stockholder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock of the Company at a price of $84 per one one-hundredth of a preferred share. In the event that any person or group of affiliated or associated persons acquires beneficial ownership of 15% or more of the outstanding common stock of the Company (an "Acquiring Person"), each holder of a purchase right, other than the Acquiring Person, will thereafter have the right to receive upon exercise of the Right that number of shares of common stock of the Company having a market value of two times the exercise price of the Right. If the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right, other than an Acquiring Person, will thereafter have the right to receive that number of shares of common stock of the acquiring company which at the time of such transaction have a market value of two times the exercise price of the Right. At any time after a person or group becomes an Acquiring Person and prior to the acquisition of 50% or more of the outstanding common stock of the Company by such person or group, the Board of Directors of the Company may exchange the Rights, other than Rights owned by an Acquiring Person, in whole or in part, at an exchange ratio of one common share or one one-hundredth of preferred share. The purchase price and the number of shares issuable upon exercise of the Rights are subject to adjustment in the event of a stock split, stock dividend, reclassification or certain distributions with respect to the preferred stock. The Rights will expire January 13, 2009 unless such date is extended or unless the Rights are redeemed or exchanged prior to such date.

In March 1998, 203,331 options were issued to directors and certain senior officers with an exercise price of $15.00 per share, the market value (as determined by the Board of Directors) of the Company's common stock at the time of issuance. These options are exercisable through March 25, 2003. In December 1999, an additional 204,000 options were issued to directors and certain senior officers with an exercise price of $20.00 per share, the market value (as determined by the Board of Directors) of the Company's common stock at the time of issuance. These options are exercisable through December 3, 2004. In August 2000, the Company granted options to purchase an aggregate of 15,000 shares of common stock to certain senior officers of Community Bank. Each of these options has an exercise price of $18.00 per share, the market value (as determined by the Board of Directors) of the Company's common stock at the time of issuance. These options are exercisable through August 24, 2005. In December 2001, the Company granted options to purchase an aggregate of 252,000 shares of common stock to certain senior officers of Community Bank. Each of these options has an exercise price of $10.00 per share, the market value (as determined by the Board of Directors) of the Company's common stock at the time of issuance. The options are exercisable through December 17, 2006. In July 2002, the Company granted options to purchase an aggregate of 340,000 shares of common stock to certain officers and directors of Community Bank. Each of these options has an exercise price of $7.00 per share, the market value (as determined by the Board of Directors) of the Company's common stock at the time of issuance. The options are exercisable through July 18, 2007. The Company did not receive any payment in exchange for granting any of such options, which were granted in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933.

The following sets forth certain information regarding stock options for the years ended December 31, 2000, 2001 and 2002:

	Number of Shares	Wgt. Average Exercise Price
Balance, December 31, 1999	691,331	$ 14.52
Granted, year ended December 31, 2000.	15,000	18.00
Expired, year ended December 31, 2000.	(2,500)	(20.00)
Balance, December 31, 2000	703,831	14.57
Granted, year ended December 31, 2001.	252,000	10.00
Exercised, year ended December 31, 2001	(329,560)	11.35
Expired, year Ended December 31, 2001.	(49,666)	15.10
Balance, December 31, 2001	576,605	14.37
Granted, year ended December 31, 2002.	340,000	7.00
Exercised, year ended December 31, 2002	-	-
Expired, year ended December 31, 2002.	(86,067)	15.74
Balance, December 31, 2002	830,538	11.00

Exercise Prices	Number	Expiration Date	Options Exercisable
Options with exercise price of $7.00	340,000	7-18-07	340,000
Options with exercise price of $10.00	239,000	12-17-06	239,000
Options with exercise price of $15.00	94,038	3-25-03	94,038
Options with exercise price of $20.00	147,500	12-03-04	147,500
Options with exercise price of $18.00	10,000	8-24-05	10,000
Total outstanding, December 31, 2002	830,538		830,538

The Company permits option holders to tender previously owned shares in lieu of cash to pay the exercise price for shares acquired through option exercise. This technique results in an increase in the number of shares outstanding with little or no increase in capital account balances. No option holders tendered shares in 2002. During 2001, option holders tendered 207,883 shares in connection with the exercise of options for 329,560 shares resulting in a net increase of 121,667 shares outstanding. The excess of the fair market value of the 329,560 shares over the aggregate option price resulted in an income tax benefit of $751,566, which was credited to capital surplus.

Community Bank has advisory director boards established in the various markets it serves. These advisory directors are given the option to receive their fees in cash or stock. Common stock issued in lieu of cash for advisory directors' fees is summarized as follows:

	2002	2001	2000
Shares issued	19,680	11,661	9,481
Fair market value on issue date	$ 196,801	$ 209,865	$ 222,804

The aggregate fair market value of the shares issued was charged to expense in each respective period.

NOTE 17 - CONTINGENCIES

Background

At a meeting of Community Bank's Board of Directors on June 20, 2000, a director brought to the attention of the Board the total amount of money Community Bank had paid subcontractors in connection with the construction of a new Community Bank office in Guntersville, Alabama. Management of the Company commenced an investigation of the expenditures. At the request of management, the architects and subcontractors involved in the construction project made presentations to the Boards of Directors of the Company and Community Bank on July 15 and July 18, 2000, respectively. At the July 18, 2000 meeting of the Board of Directors of Community Bank, another director alleged that Community Bank had been overcharged by subcontractors on that construction project and another current construction project. On July 18, 2000, the Boards of Directors of the Company and Community Bank appointed a joint committee comprised of independent directors of the Company and of Community Bank to investigate the alleged overcharges. The joint committee retained independent legal counsel and an independent accounting firm to assist the committee in its investigation and has made its report to the Boards of Directors. The directors of Community Bank who alleged the construction overcharges have made similar charges to bank regulatory agencies and law enforcement authorities. Management believes that these agencies and authorities are currently conducting investigations regarding this matter.

Benson Litigation

On July 21, 2000, three shareholders of the Company, M. Lewis Benson, Doris E. Benson and John M. Packard, Jr., filed a lawsuit in the state Circuit Court of Marshall County, Alabama against the Company, Community Bank, certain directors and officers of the Company and Community Bank, an employee of Community Bank and two construction subcontractors. The plaintiffs purported to file the lawsuit as a shareholder derivative action, which relates to the alleged construction overcharges being investigated by the joint committee of the Boards of Directors of the Company and Community Bank. The complaint alleges that the directors, officers and employee named as defendants in the complaint breached their fiduciary duties, failed to properly supervise officers and agents of the Company and Community Bank, and permitted waste of corporate assets by allegedly permitting the subcontractor defendants to overcharge Community Bank in connection with the construction of two new Community Bank offices, and to perform the construction work without written contracts, budgets, performance guarantees and assurances of indemnification. In addition, the complaint alleges that Kennon R. Patterson, Sr., the Chairman, President and Chief Executive Officer of the Company, breached his fiduciary duties by allegedly permitting the two named subcontractors to overcharge for work performed on the two construction projects in exchange for allegedly discounted charges for work these subcontractors performed in connection with the construction of Mr. Patterson's residence. The complaint further alleges that the director defendants knew or should have known of this alleged arrangement between Mr. Patterson and the subcontractors. The complaint also alleges that Mr. Patterson, the Community Bank employee and the two subcontractor defendants made false representations and suppressed information about the alleged overcharges and arrangement between Mr. Patterson and the subcontractors.

On August 15, 2000, the plaintiffs filed an amended complaint adding Andy C. Mann, a shareholder of the Company, as a plaintiff and adding a former director of the Company and Community Bank as a defendant. The amended complaint generally reiterates the allegations of the original complaint. In addition, the amended complaint alleges that Community Bank was overcharged on all construction projects from January 1997 to the present. The amended complaint also alleges that the defendants breached their fiduciary duties and are guilty of gross financial mismanagement, including allegations concerning the making or approval of certain loans and taking allegedly improper actions to conceal the fact that certain loans were uncollectible. On September 18, 2000 the plaintiffs filed a second amended complaint. The second amended complaint generally reiterates the allegations of the original and first amended complaints. In addition, the second amended complaint alleges that the plaintiffs were improperly denied their rights to inspect and copy certain records of the Company and Community Bank. The second amended complaint also alleges that the directors of the Company abdicated their roles as directors either by express agreement or as a result of wantonness and gross negligence. The second amended complaint asserts that the counts involving inspection of corporate records and director abdication are individual, non-derivative claims. The second amended complaint seeks, on behalf of the Company, an unspecified amount of compensatory damages in excess of $1 million, punitive damages, disgorgement of allegedly improperly paid profits and appropriate equitable relief. Upon motion of the defendants, the case was transferred to the state Circuit Court in Blount County, Alabama by order dated September 21, 2000, as amended on October 12, 2000.

On August 24, 2000, the Board of Directors of the Company designated the directors of the Company who serve on the joint investigative committee as a special litigation committee to investigate and evaluate the allegations and issues raised in this lawsuit and to arrive at such decisions and take such action as the special litigation committee deems appropriate. On June 8, 2001, the special litigation committee filed its report under seal with the court. On June 18, 2001, the court entered an order affirming the confidentiality of the special committee's report. On June 28, 2001, the Company, Community Bank and various other defendants filed a motion with the court to adopt the report of the special committee, for partial summary judgment and to realign the Company and Community Bank as plaintiffs in the lawsuit.

Following a hearing on August 29, 2001, the court denied these motions on November 8, 2001. The court also ruled that the plaintiffs were entitled to conduct discovery except as it related to one of the subcontractor defendants and granted the plaintiffs' motion to unseal the report of the special litigation committee. On November 14, 2001, the directors of the Company filed a motion for the court to alter, amend, or vacate its November 8, 2001 rulings. On February 7, 2002, the Company and Community Bank filed a motion to disqualify Maynard, Cooper & Gale, P.C., the law firm representing the plaintiffs, due to conflicts of interest. The court held a hearing on these motions on February 22, 2002 and the parties are awaiting a ruling. A tentative settlement of the lawsuit was announced in December, 2002, but was not carried through and is unlikely to be under present circumstances. One of the subcontractors named as a defendant in this action, Morgan City Construction, Inc., and its principals, Mr. and Mrs. Dewey Hamaker, have been tried and convicted in the United States District Court for the Northern District of Alabama and are awaiting sentencing.

Because of the inherent uncertainties of the litigation process, the Company is unable at this time to predict the outcome of this lawsuit and its effect on the Company's financial condition and results of operations.

Packard Derivative Litigation

On April 4, 2003, a group composed of the same plaintiffs as in the *Benson* case filed another derivative action against Sheffield Electrical Contractors, Inc., Steve Sheffield, Jay Bolden, Dudley, Hopton-Jones, Sims & Freeman, PLLP, Glynn Debter, Kennon R. Patterson, Jr., Robert O. Summerford, Jimmie Trotter, John Lewis, Jr., Merritt Robbins, Stacy Mann, B. K. Walker, Jr., Denny Kelly, Roy B. Jackson, Loy McGruder, and Hodge Patterson. The complaint in this new derivative lawsuit, besides adding defendants known during but not named in the *Benson* lawsuit, is based upon the same allegations as in the *Benson* case but bases its claims against the director-defendants not "for what they did (and did not do) *before* learning of the over billing [*sic.*] allegations against Patterson [Kennon

R. Patterson, Sr., the Company's former Chairman and CEO] in July 2000" but, instead "only for what they have done (and failed to do) *after* the filing of the *Benson* lawsuit — that is, after they learned of the allegations against Patterson in July 2000." [Emphasis in the original.]

The time for answering the complaint in this case has not yet expired. Because of the inherent uncertainties of the litigation process, the Company is unable at this time to predict the outcome of this lawsuit and its effect on the Company's financial condition and results of operations.

Towns Derivative Litigation

The lawsuit filed by Mr. William Towns, a shareholder of the Company, on November 19, 1998, as a shareholder derivative action against the directors of the Company in the Circuit Court of Blount County, Alabama, was settled and dismissed during 2002. The settlement did not have a material effect on the financial condition of the Company.

Corr Family Litigation

On September 14, 2000, Bryan A. Corr and six other shareholders of the Company related to Mr. Corr filed an action in the Circuit Court of Blount County, Alabama, against the Company, Community Bank, and certain directors and officers of the Company and Community Bank. The plaintiffs have alleged that the directors of the Company actively participated in or ratified the misappropriation of corporate income. The action was not styled as a shareholder derivative action. On January 3, 2001, the defendants filed a motion for summary judgment on the basis that these claims are derivative in nature and cannot be brought on behalf of individual shareholders. The court has not ruled on the motion. Although management currently believes that this action will not have a material adverse effect on the Company's financial condition or results of operations, regardless of the outcome, the action could be costly, time consuming, and a diversion of management's attention.

Auto Loan Litigation

The action filed by the Company in the United States District Court for the Northern District of Alabama against Carl Gregory Ford L-M, Inc., an automobile dealership located in Ft. Payne, Alabama, Carl Gregory and Doug Broaddus, the owners of the dealership, several employees and former employees of the dealership and Gerald Scot Parrish, a former employee of Community Bank, with respect to certain loans originated during 1998 in Community Bank's Wal-Mart office in Ft. Payne, Alabama, has been settled as to all defendants other than G. S. Parrish, the former employee of the Bank. The Bank has one year within which to re-file its claims against Mr. Parrish.

Employee Litigation

The lawsuit filed by Messrs. Michael W. Alred and Michael A. Bean, two former directors and executive officers of Community Bank, filed suit against Community Bank in the United States District Court for the Northern District of Alabama alleging that their employment was wrongfully terminated for allegedly providing information to bank regulatory and law enforcement authorities concerning possible violations of laws and regulations, gross mismanagement, gross waste of funds and abuse of authority by Community Bank, its directors, officers and employees was settled and dismissed during 2002. The terms of the settlement of this litigation were deemed confidential and are included in the statement of income as an increase to litigation expense.

Lending Acts Litigation

On October 11, 2002, William Alston, Murphy Howard, and Jason Tittle filed an action against Community Bank, Community Bancshares, Inc., Holsombeck Motors, Inc., Lee Brown d/b/a Alabama Bond & Investigation a/k/a ABI Recovery, Chris Holmes d/b/a Alabama Bond & Investigation a/k/a ABI Recovery, Regina Holsombeck, Kennon "Ken" Patterson, Sr., Hodge Patterson, James Timothy "Tim" Hodge, Ernie Stephens, and the State of Alabama Department of Revenue. The plaintiffs in this class action allege that Community Bank and others conspired or used extortionate methods to effect a lending scheme of "churning phantom loans", and that profits from the scheme were used to secure an interest in and/or to invest in an enterprise that affects interstate commerce. The allegations state that Community Bank used various methods to get uneducated customers with fair to poor credit to sign numerous "phantom loans" when the customers only intended to sign for one loan. Claims include racketeering activity within the meaning of the Racketeer Influenced and Corrupt Organizations Act of 1970, conspiracy, spoliation, conversion, negligence, wantonness, outrage, and civil conspiracy.

The Company and Community Bank intend to defend the action vigorously and currently are conducting discovery to ascertain what substance, if any, there is to the claims. Although management currently believes that this action will not have a material adverse effect on the Company's financial condition or results of operations, regardless of the outcome, the action could be costly, time consuming, and a diversion of management's attention.

Patterson Litigation

On April 9, 2003 Kennon R. Patterson, Sr., former Chairman, President and Chief Executive Officer of the Company, filed an adversary proceeding in the United States Bankruptcy Court for the Northern District of Alabama in connection with his petition for protection under Chapter 11 of the United States Bankruptcy Code. Defendants of the adversary proceeding are the Company, Community Bank, five directors of the Company and Community Bank and the law firm of Powell, Goldstein, Frazer and Murphy, LLP which represents Community Bank's Audit Committee. The complaint alleges that the Company breached its employment agreement with Mr. Patterson by terminating his employment on January 27, 2003 and failed to pay him for compensation and benefits which had allegedly accrued prior to his termination. The complaint also alleges that Community Bank, members of Community Bank's Audit Committee, the Audit Committee's independent counsel and the Company's current Chairman, President and Chief Executive Officer conspired to interfere with Mr. Patterson's contract and business relationship with the Company. The suit seeks damages in excess of $150 million for, among other things, lost compensation and benefits, mental anguish, and damage to Mr. Patterson's reputation. The Company believes that this lawsuit is without merit and intends to defend the action vigorously. Although management currently believes that this action will not have a material adverse effect on the Company's financial condition or results of operations, regardless of the outcome, the action could be costly, time consuming and a diversion of management's attention.

General

The Company and its subsidiaries are from time to time also parties to other legal proceedings arising in the ordinary course of business. Management believes, after consultation with legal counsel, that no such proceedings, if resulting in an outcome unfavorable to the Company, will, individually or in the aggregate, have a material adverse effect on the Company's financial condition or results of operations.

The Company's Certificate of Incorporation provides that, in certain circumstances, the Company will indemnify and advance expenses to its directors and officers for judgments, settlements and legal expenses incurred as a result of their service as officers and directors of the Company. Community Bank's Bylaws contain a similar provision for indemnification of directors and officers of Community Bank.

NOTE 18 - RELATED PARTY TRANSACTIONS

The Company, through Community Bank, its wholly owned subsidiary, offers all regular full-time employees, including executive officers, loans at interest rates which are 1% below the prevailing market rate. As of December 31, 2002, executive officers and directors of the Company and executive officers of Community Bank and its subsidiaries, including members of their immediate families and related interests, had loans outstanding pursuant to this policy with total indebtedness of approximately $47,903.

The Company, through Community Bank, also offers first mortgage real estate loans on the primary residence, at a rate of 5%, to employees who are required to relocate in the course of their employment. As of December 31, 2002, executive officers and directors of the Company and executive officers of Community Bank and its subsidiaries, including members of their immediate families and related interests, had relocation loans outstanding with total indebtedness of approximately $1,063,186.

At December 31, 2002, Community Bank had one real estate loan to Kennon R. Patterson, Sr., the former Chairman and CEO of the Company in the amount of $5,150,000. During 2002, the highest balance outstanding for this loan was $5,150,000. The loan bears interest at 4.25% and is secured by real estate having an appraised value in excess of the loan amount.

At December 31, 2002, Community Bank had one real estate loan to Hodge Patterson, former Executive Vice President of the Bank in the amount of $540,401. During 2002, the highest balance outstanding for this loan was $552,732. The loan bears interest at 5.00%.

In June 2000, Community Bank loaned $1,696,576 to Debter Properties, LLC, an Alabama limited liability company of which a director of the Company is a member, to fund the purchase from Community Bank of the real property in which Community Bank's Boaz, Alabama office was located. Concurrently with this loan and the purchase of the real property, Community Bank entered into a lease agreement, as the tenant, with Debter Properties, LLC to lease back this real property from Debter Properties, LLC. On May 31, 2002 Community Bank sold its Boaz, Alabama office to Peoples Bank of North Alabama which assumed the loan to Debter Properties, LLC and Community Bank's obligations under the lease.

Interior Design: The Company and the Bank had no service contracts during 2002 or 2001 with Heritage Interiors, a decorating and design firm owned and operated by the wife of Kennon R. Patterson, Sr., a director and officer of the Company. The Company and the Bank, including the Bank's subsidiaries used the services of Heritage Interiors during 2000 for the interior design, furniture, appliances, fixtures, hardware, carpets, wall coverings, paint, drapes and accessories for new facilities and similar work associated with the renovation of existing locations. Total payments to Heritage Interiors in 2000 were $407,100. All pending projects were completed prior to the end of 2000.

Accounting Services: The Company has engaged the accounting firm of Schauer, Taylor, Cox, Vise and Morgan, P.C. to perform certain accounting services. Doug Schauer, a member of the firm, is Kennon R. Patterson, Sr.'s son-in-law. Services performed by Schauer, Taylor, Cox, Vise and Morgan, P.C. for the Company in 2002 and 2001 have been limited to preparation of the Company's quarterly tax accruals, preparation and filing the Company's federal and state tax returns, consultation regarding interpretation and application of accounting standards and EDGAR services in connection with the Company's filings with the Securities and Exchange Commission. The Company and its subsidiaries paid Schauer, Taylor, Cox, Vise and Morgan, P.C. $102,684, $121,707 and $117,898 for services rendered during 2002, 2001 and 2000, respectively.

Leases: In June 2000, Community Bank entered into a capital lease agreement, as the tenant, with Debter Properties, LLC, an Alabama limited liability company, pursuant to which Community Bank leased the real property in which Community Bank's Boaz, Alabama office is located. Mr. Glynn Debter, a director of the Company, is a member of Debter Properties, LLC. In connection with the lease agreement, Community Bank loaned funds to Debter Properties,

LLC to finance its purchase of the real property from Community Bank. The term of the lease is 20 years; provided, however, that in no event shall the term of the lease expire prior to the time when the loan obtained by the lessor to purchase the leased property is paid in full. The monthly rent on this lease is an amount equal to the monthly debt amortization of funds which the lessor borrowed to purchase the leased property. Because the interest rate on the loan used to purchase the property adjusts with fluctuation in the prime rate, the monthly lease payments are subject to change. Lease payments to Debter Properties, LLC during 2002 totaled approximately $55,679. Lease payments totaled $156,651 and $110,747 for the years ended December 31,2001 and 2000, respectively. This lease was acquired by the purchaser of the Marshall County offices on May 31, 2002. Community Bank no longer has any obligations under this lease.

On March 13, 2001, Community Bank entered into a ground lease with Merritt Robbins, a director of the Company and Community Bank, pursuant to which Community Bank leases property in New Hope, Alabama, from Mr. Robbins for a period of 5 years at a monthly rent of $800. Community Bank has the option to renew the lease for up to seven successive 5-year terms in which event the rent increases $200 per month with each renewal term. At any time during the term of the lease Community Bank has the option to purchase the property at a price agreed upon by the parties, or, if the parties cannot agree, at a price determined by averaging appraisals of the property performed by two licensed appraisers.

On June 14, 2001, Community Bank entered into a lease with Michael Robbins, the son of a director of the Company and Community Bank pursuant to which Mr. Robbins leases property in Madison County, Alabama from Community Bank for a period of 5 years at a monthly rent of $700. Mr. Robbins has the option to renew the lease for up to seven successive 5-year terms. At any time during the term of the lease Mr. Robbins has the option to purchase the property at a price agreed upon by the parties, or, if the parties cannot agree, at a price determined by averaging appraisals of the property performed by two licensed appraisers.

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NOTE 19 - OTHER OPERATING EXPENSES

Other operating expenses consist of the following:

	Years Ended December 31,		
	2002	2001	2000
Amortization of intangibles-goodwill	$ -	$ 478,487	$ 470,210
Amortization of intangibles-other	76,797	83,311	83,311
Loss on write-down of goodwill	-	2,652,620	-
Loss on impairment of premises and equipment	-	-	439,353
Insurance	832,000	279,164	298,052
Legal fees	1,962,391	1,853,170	785,192
Professional fees	1,308,782	1,201,107	211,010
Supplies	590,276	559,449	417,829
Postage	288,924	383,048	436,947
Telephone	598,190	657,014	787,072
Courier services	364,141	389,932	209,212
ATM expense	164,881	221,360	229,052
Holding costs on other real estate owned	252,827	61,430	23,854
Provision for debt cancellation	306,611	95,686	126,781
Other	2,454,450	1,481,991	2,412,836
	$ 9,200,270	$ 10,397,769	$ 6,930,711

NOTE 20 - INCOME TAXES

The components of income tax expense (benefit) for each of the years ended December 31, 2002, 2001 and 2000 were:

	2002	2001	2000
Currently payable			
Federal	$ (50,736)	$ (64,666)	$ 501,709
State	70,858	(10,125)	(7,325)
Deferred	(573,197)	(914,941)	(2,198,860)
Total	$ (553,075)	$ (989,732)	$ (1,704,476)

The provision for income taxes is presented in the income statement as follows:

	Years Ended December 31,		
	2002	2001	2000
Continuing operations	$ (3,129,806)	$ (1,520,856)	$ (1,824,753)
Discontinued operations	2,576,731	531,124	120,277
Total	$ (553,075)	$ (989,732)	$ (1,704,476)

Components of the Company's deferred tax asset were as follows:

	December 31,	
	2002	2001
Deferred Tax Assets		
Net unrealized losses (gains) on securities available for sale	$ -	$ 162,735
Pension expense and benefits	536,561	540,660
Provision for loan losses	3,196,573	1,968,906
Intangibles	604,351	744,463
Provision for debt cancellation	84,756	52,378
Alternative minimum tax credit carryforward	35,143	351,505
Net operating loss carryforward	64,010	191,353
Other real estate owned	441,106	-
Other	-	42,315
Total deferred tax assets	4,962,500	4,054,315
Deferred Tax Liabilities		
Net unrealized losses (gains) on securities, available for sale	(1,008,687)	-
Depreciation	(1,094,377)	(1,260,335)
Minimum pension liability	(624,626)	
Other	(52,339)	-
Total deferred tax liabilities	(2,780,029)	(1,260,335)
Net Deferred Tax Asset	$ 2,182,471	$ 2,793,980

The net deferred tax asset is included as a component of other assets in the Consolidated Statements of Condition.

Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which is uncertain. Accordingly, a valuation allowance in the amount of $723,132 as of December 31, 2002 has been established to reflect these uncertainties. The net deferred tax asset before valuation allowance was $2,905,603.

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense. The primary reason for this difference is tax-exempt interest income and disallowed interest expense.

At December 31, 2002, for income tax purposes, the Company had federal alternative minimum tax (AMT) credit carry forwards of $35,143 and $351,505. The AMT credit carryforwards have no expiration date.

Tax effects of securities transactions resulted in an increase in income taxes for 2002, 2001 and 2000 of $239,616, $470,823 and $1,682, respectively.

NOTE 21 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents: For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment Securities : For securities and marketable equity securities held for investment purposes, fair values are based on quoted market prices or dealer quotes. For other securities held as investments, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loan Receivables: For certain homogeneous categories of loans, such as some residential mortgages, other consumer loans, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits: The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposit of similar remaining maturities.

Short-term Borrowings: The fair value of the Company's fixed rate borrowings are estimated using discounted cash flows, based on the Company's current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of the Company's variable rate borrowing approximates their fair values.

Commitments to extend credit and standby Letters of Credit: The fair value of commitments and letters of credit is estimated to be approximately the same as the notional amount of the related commitment.

The estimated fair values of the Company's financial instruments as of December 31, 2002 and 2001 are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)		(In thousands)	
Financial Assets				
Cash and short-term investments	$ 40,207	$ 40,207	$ 53,237	$ 53,237
Investment securities	123,901	123,901	121,679	121,679
Loans and capitalized lease receivable	362,238	368,082	501,520	517,454
Less: allowance for loan losses.	9,784	9,784	7,292	7,292
Loans, net	352,454	358,298	494,228	510,162
Total financial assets	$ 516,562	$ 522,406	$ 669,144	$ 685,078
Financial Liabilities				
Deposits	$ 459,464	$ 471,738	$ 617,706	$ 623,334
Short-term borrowings.	1,725	1,725	4,360	4,360
Long-term debt	55,636	63,768	58,433	78,066
Total financial liabilities	$ 516,825	$ 537,231	$ 680,499	$ 705,760

NOTE 22 - PRIOR PERIOD ADJUSTMENTS

During the quarter ended September 30, 2002, it was determined that certain items related to the fourth quarter of the year ended December 31, 2001 had not been properly reported in that period. The items related to unrecorded liabilities, valuation of repossessed assets and accounts receivable. Accordingly, the December 31, 2001 Consolidated Statement of Condition and the Consolidated Statement of Income have been restated.

Also, during the fourth quarter of 2002, the Audit Committee commenced a new investigation into the allegations that Community Bank had been overcharged by certain subcontractors in exchange for discounted charges for work done on the personal residence of the Company and Bank's former Chief Executive Officer. The investigation is ongoing and is expected to continue during 2003; however, the results thus far are considered to be substantially complete and are, in management's best estimation, the loss incurred due to overpayments on the Bank's construction projects. The overcharges occurred between 1998 and 2000 and totaled $1,972,712. The Company is considering these as an impairment to premises and equipment and has reflected the appropriate amounts as prior period adjustments to the corresponding financial reporting periods as well as restating all periods presented in the Consolidated Statements of Financial Condition and the Consolidated Statements of Income. At December 31, 2002 the Company has deemed these amounts to be a loss because potential recoveries cannot be reasonably estimated or known to be collectible at this time. The Company intends to seek recoveries in full.

The schedule below shows all prior period adjustments discussed above and their effects on net income and retained earnings for the periods presented:

Retained earnings, December 31, 1999, as previously reported	$	19,038,875
Prior period adjustments:		
Loss on impairment of premises and equipment		(1,149,064)
Change in depreciation expense		5,257
Retained earnings, December 31, 1999, as restated	$	17,895,068
Retained earnings, December 31, 2000, as previously reported	$	13,490,799
Prior period adjustments:		
Loss on impairment of premises and equipment		(1,972,712)
Change in depreciation expense		24,561
Retained earnings, December 31, 2000, as restated	$	11,542,648
Net loss, for the year ended December 31, 2000, as previously reported	$	(2,214,931)
Loss on impairment of premises and equipment		(823,648)
Change in depreciation expense		19,304
Net loss, for the year ended December 31, 2000, as restated	$	(3,019,275)
Retained earnings, December 31, 2001, as previously reported	$	12,390,300
Prior period adjustments:		
Loss on impairment of premises and equipment	$	(1,972,712)
Change in depreciation expense		63,494
Unrecorded liabilities		(227,985)
Valuation of repossessed assets		(85,986)
Accounts receivable		(47,347)
Retained earnings, December 31, 2001, as restated	$	10,119,764
Net loss, for the year ended December 31, 2001, as previously reported	$	(1,100,499)
Change in depreciation expense		38,933
Unrecorded liabilities		(227,985)
Valuation of repossessed assets		(85,986)
Accounts receivable		(47,347)
Net loss, for the year ended December 31, 2001, as restated	$	(1,422,884)

NOTE 23 - SUBSEQUENT EVENTS

On January 27, 2003, the Board of Directors of the Company terminated the employment of Kennon R. Patterson, Sr. Patrick M. Frawley was named Chairman, Chief Executive Officer and President of the Company. On February 8, 2003, the Board of Directors of Community Bank, the Company's wholly-owned subsidiary announced Kennon R. Patterson, Sr. and Kennon R. Patterson, Jr. would no longer serve on the Board of Directors of Community Bank. The Board of Directors of the Company does not have the legal authority to remove a director of the Company, although a director may resign Mr. Patterson has not resigned as a director of the Company. (See Note 17 "Patterson Litigation")

Also, on March 4, 2003, the Board of Directors of Community Bank (the "Bank"), a wholly owned subsidiary of the Company, and the Federal Deposit Insurance Corporation (the "FDIC") entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the "Consent Agreement"). The Order will become effective 10 days from March 12, 2003, the date of its issuance. The FDIC alleges in the Order to Cease and Desist (the "Order") deficiencies relating to the Board's supervision over active management of the Bank, supervision and control of lending to insiders and accurate maintenance of the Bank's books and records. The FDIC characterizes these deficiencies as unsafe and unsound banking practices. The Board has consented to the Order without admitting or denying those allegations. Pursuant to the Order, the Board of the Bank has agreed to cease and desist from conduct giving rise to the noted deficiencies and to:

(v) develop within 30 days of the effective date of the Order a written plan specifying the responsibilities and lines of authority for the Bank's executive officers and outlining internal controls to ensure compliance with the plan;

(vi) refrain from making, renewing or modifying any loans to current or former officers or directors without prior approval of the FDIC and the Alabama State Banking Department;

(vii) amend the Bank's books and records to reflect the actual value of the Bank's premises and fixed assets; and

(viii) supply a copy of the Order to the Company and provide the Company with a summary of the Order for inclusion in the Company's next shareholder communication.

COMMUNITY BANCSHARES, INC. AND SUBSIDIARIES - CONTINUED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 - CONDENSED PARENT COMPANY INFORMATION

STATEMENTS OF CONDITION

	December 31,	
	2002	2001
Assets		
Cash and due from banks	$ 587,222	$ 982,434
Investment in subsidiaries*	54,939,516	51,578,654
Intangible assets, net	732,133	836,867
Deferred tax assets.	752,487	1,016,469
Refundable income taxes-current	786,927	692,163
Other assets	445,817	797,078
Total Assets	$ 58,244,102	$ 55,903,665
Liabilities and Shareholders' Equity		
Long-term debt	$ 3,577,687	$ 4,666,599
Trust preferred securities	10,310,000	10,310,000
Other liabilities	4,045,460	2,532,233
Shareholders' equity	40,310,955	38,394,833
Total Liabilities and Shareholders' Equity	$ 58,244,102	$ 55,903,665

* Eliminated in consolidation

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STATEMENTS OF INCOME

	Year Ended December 31,		
	2002	2001	2000
Income			
From subsidiaries - eliminated in consolidation:			
Dividends	$ -	$ -	$ 4,878,562
Management fees	300,000	300,000	300,000
Interest	46,385	111,322	169,455
Other income	1,200	15,007	27,759
	347,585	426,329	5,375,776
Expenses			
Salaries and employee benefits	1,342,569	1,568,160	2,193,107
Interest	1,308,043	1,388,241	1,433,404
Other expenses	536,289	683,737	1,340,281
	3,186,901	3,640,138	4,966,792
Income (loss) before income taxes and equity in undistributed earnings of subsidiaries	(2,839,316)	(3,213,809)	408,984
Income taxes	(1,067,504)	(1,107,020)	(1,506,160)
Income before equity in undistributed earnings (loss) of subsidiaries	(1,771,812)	(2,106,789)	1,915,144
Equity in undistributed earnings (loss) of subsidiaries	2,676,010	683,905	(4,934,419)
Net income (loss)	$ 904,198	$ (1,422,884)	$ (3,019,275)

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STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
Cash Flows From Operating Activities			
Net income (loss)	$ 904,198	$ (1,422,884)	$ (3,019,275)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
(Equity) loss in undistributed income of subsidiaries	(2,676,010)	(683,905)	4,934,419
ESOP expense related to shares released	177,065	256,101	-
Provision for depreciation and amortization	107,847	86,707	108,362
Loss on disposal of assets	2,637	-	-
(Increase) decrease in other assets	514,730	1,690,614	(1,547,353)
Increase (decrease) in other liabilities	1,468,226	(184,800)	1,291,716
Net cash provided by (used in) operating activities	498,693	(258,167)	1,767,869
Cash Flows From Investing Activities			
Proceeds from sale of assets	-	-	33,431
Capitalization of subsidiaries	-	(1,534,000)	(5,940,879)
Net cash used in investing activities	-	(1,534,000)	(5,907,448)
Cash Flows From Financing Activities			
Repayment of long-term debt	(1,088,914)	(1,008,605)	(961,958)
Issuance of Trust preferred securities	-	-	10,310,000
Issuance of common stock	196,801	209,865	222,804
Retirement of common stock	(1,792)	-	-
Cash dividends	-	-	(3,333,145)
Net cash provided by (used in) financing activities	(893,905)	(798,740)	6,237,701
Net increase (decrease) in cash and cash equivalents	(395,212)	(2,590,907)	2,098,122
Cash and due from banks at beginning of year	982,434	3,573,341	1,475,219
Cash and due from banks at end of year	$ 587,222	$ 982,434	$ 3,573,341

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NOTE 25 - QUARTERLY RESULTS (UNAUDITED)

A summary of the unaudited results of operations for each quarter of 2002 and 2001 follows:

	First Quarter (As Restated)	Second Quarter (As Restated)	Third Quarter (As Restated)	Fourth Quarter
	(In Thousands Except Per Share Data)			
2002:				
Total interest income	$ 12,307	$ 8,640	$ 10,029	$ 9,681
Total interest expense	5,571	3,332	4,279	3,971
Provision for loan losses.	1,042	3,012	2,389	3,589
Net interest income after provision for loan losses	5,694	2,296	3,361	2,121
Investment securities gains (losses)	17	107	305	224
Total noninterest income	1,908	1,828	2,007	1,703
Total noninterest expense.	7,387	6,416	9,695	5,573
Income tax expense	120	(328)	(1,824)	(1,097)
Income (loss) from continuing operations	95	(1,963)	(2,503)	(652)
Income (loss) from discontinued operations	1,138	4,790	-	-
Net income (loss)	1,233	2,827	(2,503)	(652)
Per Common share:				
Basic earnings (loss) from continuing operations	$ 0.02	$ (0.42)	$ (0.54)	$ (0.14)
Diluted earnings (loss) from continuing operations	0.02	(0.42)	(0.54)	(0.14)
Basic earnings (loss)	0.27	0.60	(0.54)	(0.14)
Diluted earnings (loss)	0.27	0.60	(0.54)	(0.14)
2001:				
Total interest income	$ 14,429	$ 9,748	$ 11,825	$ 11,485
Total interest expense	8,367	4,844	6,198	5,224
Provision for loan losses.	974	1,281	2,292	1,547
Net interest income after provision for loan losses	5,088	3,623	3,335	4,714
Investment securities gains (losses)	353	25	155	751
Total noninterest income	2,583	1,550	1,760	2,239
Total noninterest expense.	6,669	6,167	6,233	9,723
Income tax expense	291	(395)	(15)	(1,401)
Income (loss) from continuing operations	711	(599)	(1,123)	(1,370)
Income (loss) from discontinued operations	94	443	90	332
Net income (loss)	805	(156)	(1,033)	(1,038)
Per Common Share:				
Basic earnings (loss) from continuing operations	$ 0.16	$ (0.13)	$ (0.24)	$ (0.31)
Diluted earnings (loss) from continuing operations	0.16	(0.13)	(0.24)	(0.31)
Basic earnings (loss)	0.18	(0.03)	(0.22)	(0.24)
Diluted earnings (loss)	0.18	(0.03)	(0.22)	(0.24)

In December 2002, the Company amended the March 31, 2002, June 30, 2002 and the September 30, 2002 Form 10-Q's to reflect certain prior period adjustments and the appropriate presentation for discontinued operations.

Item 9 - *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

The Company's discussion of changes in its accountants are disclosed in:

(i.) The Company's Current Report on Form 8-K filed on May 16, 2000

(ii.) an amendment thereto on Form 8-K/A filed on May 30, 2000

(iii.) a Current Report on Form 8-K filed on September 28, 2000

(iv.) an amendment thereto on Form 8-K/A filed on October 10, 2000

(v.) a Current Report on Form 8-K filed on February 15, 2001.

(vi.) a Current Report on Form 8-K filed on October 11, 2002.

(vii.) An amendment thereto on Form 8-K/A filed on November 5, 2002.

PART III

Item 10 - *Directors and Executive Officers of the Registrant*

The directors of the Company, their ages, the positions held by them with the Company and certain of its subsidiaries and their principal occupations for the last five years are as follows:

Directors with Terms Expiring In 2003 (Class I)

Name, Age and Positions Held with the Company and Subsidiaries	Director of Company Since	Principal Occupation During Past Five Years
Roy B. Jackson (68) Director of the Company, Community Bank, 1st Community Credit Corporation; Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	1999	(Retired) Owner of Jackson Farm & Garden Center, Minor Hill, Tennessee
Kennon R. Patterson, Jr. (37) Director of the Company	2000	Ranch Manager of Heritage Valley Ranch (2000 – Present); Executive Vice President of Community Bank (1997-2000); Senior Vice President of Community Bank (1996-1997)
Jimmie Trotter (65) Director of the Company, Community Bank, 1st Community Credit Corporation; Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	2000	(Retired) Principal of Mortimer Jordan High School, Morris, Alabama

Directors with Terms Expiring In 2004 (Class II)

Name, Age and Positions Held with the Company and Subsidiaries	Director of Company Since	Principal Occupation During Past Five Years
Glynn Debter (68) Director of the Company, Community Bank, 1st Community Credit Corporation; Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	1996	Owner-operator of Debter Farms (cattle breeding), Horton, Alabama
John J. Lewis, Jr. (55) Director of the Company, Community Bank, 1st Community Credit Corporation; Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	1997	Production Planning Manager for Tyson Foods, Inc. (food processing) Blountsville, Alabama
Loy McGruder (62) Director of the Company.	1996	President of Community Bank (2002-Present); Executive Vice President of Community Bank (1994-2002)

Directors with Terms Expiring In 2005 (Class III)

Name, Age and Positions Held with the Company and Subsidiaries	Director of Company Since	Principal Occupation During Past Five Years
Patrick M. Frawley (51) Chairman, President and Chief Executive Officer of the Company; Chairman and Chief Executive Officer of Community Bank; Chairman of 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	2003	Chairman, President and Chief Executive Officer of the Company (2003-Present); Chairman and Chief Executive Officer of Community Bank (2003-Present); Senior Vice President of Community Bank (2002-2003); Director of Regulatory Relations for Bank of America (1991-2002).
Denny G. Kelly (63) Director and Vice Chairman of the Company and Community Bank; Director of 1st Community Credit Corporation, Community Appraisals, Inc., Community Insurance Corp. and Southern Select Insurance, Inc.	1986	(Retired) President of Community Bank (1993-2002)
Kennon R. Patterson, Sr. (60) Director of the Company.	1983	Chairman, President and Chief Executive Officer of the Company (1985-2003); Chairman and Chief Executive Officer of Community Bank (1993-2003).
Merritt M. Robbins (65) Director of the Company, Community Bank, 1st Community Credit Corporation, Community Appraisals, Inc.,	1996	Piggly Wiggly grocery store operator and property developer, New Hope, Alabama

Kennon R. Patterson, Sr. is the father of Kennon R. Patterson, Jr.

On January 20, 2003, Kennon R. Patterson, Sr. filed a petition for protection under Chapter 11 of the United States Bankruptcy Code.

Section 16 Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's directors, executive officers and persons who beneficially own more than 10% of the Common Stock to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of Common Stock. These officers, directors and stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file. There are specific dates by which these reports are to be filed and the Company is required to report in this Proxy Statement any failure to file reports as required for 2002.

The Company is not aware of any instance during 2002 in which directors or executive officers of the Company failed to make timely filings required by Section 16(a) of the Exchange Act. The Company has relied on written representations of its directors and executive officers and copies of the reports that have been filed in making required disclosures concerning beneficial ownership reporting.

Item 11 - *Executive Compensation*

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position(1)	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options/SAR	All Other Compensation(2)
Kennon R. Patterson, Sr.	2002	$ 917,000	-	-	80,000	$ 21,363
Chairman, President	2001	917,000	-	-	80,000	6,984
and Chief Executive Officer...	2000	1,017,000	-	-		8,003
Loy McGruder	2002	$ 273,782	-	-	25,000	$ 13,163
President	2001	220,500	-	-	10,000	8,784
Community Bank	2000	245,000	-	-	-	9,803
Hodge Patterson, III (3)	2002	$ 257,438	-	-	12,500	$ 13,163
Executive Vice President	2001	234,000	-	-	10,000	8,784
Community Bank	2000	260,000	-	29,679 (4)		9,803
Stacey W. Mann....................	2002	$ 200,000	-	18,964 (4)	12,500	$ 13,163
Executive Vice President	2001	185,852	-	-	10,000	8,784
Community Bank	2000	185,000	-	-	-	9,803
Patrick M. Frawley	2002	$ 175,782 (5)	-	-	-	-
Senior Vice President	2001	-	-	-	-	-
Community Bank	2000	-	-	-	-	-
Bishop K. Walker, Jr.	2002	$ 29,658	-	9,032 (6)	-	$ 300,000
Vice Chairman and	2001	428,400	-	-	-	10,761
General Counsel	2000	476,000	-	-	-	11,780
Denny G. Kelly	2002	$ 23,365	-	-	15,000	$ 335,757
President	2001	337,500	-	-	10,000	8,784
Community Bank	2000	375,000	-	-	-	9,803

1. The position shown is the position held during 2002. Mr. Walker and Mr. Kelly retired from the Company and Community Bank as of January, 2002. In January 2003 the Board of Directors terminated Kennon R. Patterson, Sr.'s employment with the Company and Community Bank, and elected Patrick M. Frawley as Chairman, President and Chief Executive Officer of the Company and Chairman and Chief Executive Officer of Community Bank. In February 2003, Loy McGruder took a medical leave of absence and Stacey W. Mann was elected Interim President. In April 2003, Hodge Patterson, III left Community Bank to pursue other business interests.

2. Includes life insurance premiums paid by the Company and contributions by the Company to the ESOP during 2002, 2001 and 2000, respectively, as follows: Kennon R. Patterson, Sr., $21,363, $6,984 and $8,003; Bishop K. Walker, Jr., $0, $10,761 and $11,780; Denny G. Kelly, $8,784 and $9,803; Loy McGruder, $13,163, $8,784 and $9,803; Hodge Patterson, III, $13,163, $8,784 and $9,803; Stacey W. Mann, $13,163, $8,874 and $9,803; and Patrick M. Frawley, $0, $0 and $0. ESOP contributions for 2002 are estimated because the allocations for the 2002 plan year have not been completed by the plan record keeper. This column also includes, in the case of Mr.

Walker, a $300,000 severance payment and purchase of an automobile for $50,957 made in connection with his retirement, and, in the case of Mr. Kelly, a $247,500 severance payment made in connection with his retirement and $37,300 in fees for his service during 2002 as a director of the Company and its subsidiaries following his retirement.

3. Hodge Patterson is the brother of Kennon R. Patterson, Sr. and the uncle of Kennon R. Patterson, Jr.

4. Includes for 2000 for Hodge Patterson and Stacey W. Mann, respectively $2,550 and $2,240 with respect to social club dues, $12,146 and $7,292 with respect to usage of a Company-owned automobile, and $14,983 and $9,432 with respect to discounted interest rates through participation in the Company's employee loan programs.

5. Mr. Frawley's employment by Community Bank was subject to regulatory approval which was obtained on May 30, 2002. Mr. Frawley was an independent contractor from March 1, 2002 until June 10, 2002. The amount shown in the table includes $56,875 paid to Mr. Frawley as an independent contractor and $118,907 paid to him as a Community Bank employee.

6. Includes for 2002 for Bishop K. Walker, Jr. $8,959 with respect to usage of Company-owned automobile, and $73 with respect to discounted interest rates through participation, prior to his retirement, in the Company's employee loan programs.

Stock Options

The following table provides information concerning grants of stock options by the Company to the named executive officers during 2002:

Option Grants in Last Fiscal Year

	Individual Grants				Potential realizable value at assumed annual rates of stock price appreciation for option term	
Name	Number of securities underlying options granted	Percent of total options granted to employees in fiscal year	Exercise or base price	Expiration date	5%	10%
Kennon R. Patterson, Sr.	80,000	23.53%	$ 7.00	7/18/07	$ 156,000	$ 342,400
Bishop K. Walker, Jr.	0	0%	7.00	7/18/07	0	0
Denny G. Kelly	15,000	4.41%	7.00	7/18/07	29,250	64,200
Hodge Patterson, III	12,500	3.68%	7.00	7/18/07	24,375	53,500
Loy McGruder	25,000	7.35%	7.00	7/18/07	48,750	107,000
Stacey W. Mann	12,500	3.68%	7.00	7/18/07	24,375	53,500
Patrick M. Frawley	0	0%	7.00	7/18/07	0	0

Option Exercises and Holdings

The following table provides information concerning the exercise of stock options during 2002 by the named executive officers and the unexercised stock options held by them at December 31, 2002.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

			Number of Securities Underlying Unexercised Options/SARs at FY-End		Value of Unexercised In-the-money Options/SARs at FY-End (1)	
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Kennon R. Patterson, Sr.	0	$0	160,000	-	-	-
Bishop K. Walker, Jr.	0	0	0	-	-	-
Denny Kelly	0	0	35,000	-	-	-
Hodge Patterson	0	0	15,000	-	-	-
Loy McGruder	0	0	41,667	-	-	-
Stacey W. Mann	0	0	27,500	-	-	-
Patrick M. Frawley	0	0	0	-	-	-

(1) Represents market value of underlying shares of Common Stock of $7.00 per share at December 31,2002, as determined by the Board of Directors, net of the exercise price of the options.

Retirement Plan

The following table shows the estimated annual benefits payable at normal retirement age (age 65) under a qualified defined benefit retirement plan (Community Bancshares, Inc. Revised Pension Plan) as well as under a non-qualified supplemental retirement plan (Community Bancshares Inc. Benefit Restoration Plan). This supplemental plan provides benefits that would otherwise be denied participants because if Internal Revenue Code limitations on qualified plan benefits. All of the named executive officers except Mr. Frawley are participants in this supplemental plan.

Pension Plan Table

Average Annual Compensation	Years of Credited Service			
	10	20	30	40
$ 25,000	$ 3,750	$ 7,500	$ 11,250	$ 15,000
50,000	7,500	15,000	22,500	30,000
75,000	11,250	22,500	33,750	45,000
100,000	15,000	30,000	45,000	60,000
250,000	37,500	75,000	112,500	150,000
500,000	75,000	150,000	225,000	300,000
750,000	112,500	225,000	337,500	450,000
1,000,000	150,000	300,000	450,000	600,000
1,250,000	187,500	375,000	562,500	750,000

The benefits shown are not subject to any deduction for Social Security benefits or other offset amounts. Benefits shown above are computed as a straight-line annuity beginning at age 65.

The amount of compensation covered by the combination of plans covering the named executive officers is total compensation, including bonuses, overtime or other forms of extraordinary compensation. The amount of the retirement benefit is determined by the length of the retiree's credited service under the plans and his average monthly earnings for the five highest compensated, consecutive calendar years of the retiree's final ten consecutive calendar years of employment with the Company and its subsidiaries. The full years of credited service under the plans for the named executive officers as of December 31, 2002 are as follows: Kennon R. Patterson, Sr.: 19 years; Bishop K. Walker, Jr.: 15 years; Denny G. Kelly: 16 years; Hodge Patterson, III: 15 years; Loy McGruder: 15 years, Stacey W. Mann: 19 years and Patrick M. Frawley: 1 year.

Compensation of Directors

During 2002 non-employee directors of the Company were paid a fee of $1,500 for each month during which the director served. Non-employee members of the Company's Executive Committee, Nominating Committee, Executive Compensation Committee and Audit Committee received a fee of $500 per meeting. Non-employee directors of the Company who were also directors of Community Bank or its subsidiaries received the following monthly fees: Community Bank - $500; 1st Community Credit Corporation - $250; and Community Insurance Corp. - $250. Non-employee directors of Community Appraisals, Inc. received a quarterly fee of $250. Non-employee members of Community Bank's committees receive the following fees: Audit Committee and Asset Quality Committee - $500 per quarter; Compensation Committee and Personnel Grievance Committee - $500 per meeting; Electronic Data Processing Committee - $100 per quarter; and Executive Committee, Directors Credit Committee and Construction Oversight Committee - $100 per meeting.

Effective April 1, 2003, non-employee directors of the Company are paid a fee of $500 for each quarterly meeting. Non-employee members of the Company's Executive Committee, Nominating Committee, Executive Compensation Committee and Audit Committee receive a fee of $250 per meeting. Non-employee directors of the Company who are also directors of Community Bank receive a monthly fee of $1,500 plus $500 per meeting for each meeting in excess of two per month. Non-employee directors of 1st Community Credit Corporation, Community Appraisal, Inc. and Community Insurance Corp. receive a quarterly fee of $250. Non-employee members of Community Bank's committees receive $250 per meeting.

Employment Agreements and Change in Control Arrangements

Employment Agreements

Effective April 1, 1996, the Company entered into an Employment Agreement with Kennon R. Patterson, Sr., which was amended on October 14, 1999. The Employment Agreement, as amended, provided that Mr. Patterson would serve as the Chairman of the Board of Directors, President and Chief Executive Officer of the Company and receive an annual cash compensation of at least $898,600, the amount of Mr. Patterson's total cash compensation for 1999, with increases in his compensation as determined by the Board of Directors based on the recommendation of the Company's Executive Compensation Committee. Mr. Patterson's Employment Agreement also provided that he would receive four weeks of paid vacation annually, use of an automobile for business and personal purposes, reimbursement of reasonable business and professional expenses, memberships in civic and social clubs, and an annual allowance of $10,000 for the purchase of life insurance. In the event that Mr. Patterson was disabled to the extent that he was incapable of performing his duties, he would have been entitled to a continuation of his compensation during the period of disability, but not to exceed one year. Mr. Patterson's employment with the Company and Community Bank was terminated on January 27, 2003. Pursuant to the Employment Agreement, Mr. Patterson may not engage in the business of banking within a 25 mile radius of any office of the Company or its subsidiaries for a period of two years following the termination of his employment.

Change in Control Agreements

The Company entered into Change in Control Agreements with each of the named executive officers except Mr. Frawley on December 4, 1999. These agreements have terms of three years and are automatically renewed unless terminated at the end of their terms by the Company's Executive Compensation Committee. In the event of a change in control (as defined in the agreements) of the Company, the named executive officer is entitled to receive certain severance benefits if his employment is terminated by the Company within 30 months following the change in control, unless the termination is for cause or by reason of the officer's death, disability or retirement on or after age 65. The officer is also entitled to these severance benefits if the officer terminates employment with the Company within 30 months following a change in control because, among other reasons, the officer's authority, duties, compensation or benefits have been reduced or the officer is forced to relocate more than 50 miles from his place of employment immediately prior to the change in control. If, during the term of the agreement, a transaction is proposed which, if consummated, would constitute a change in control and, the officer's employment is thereafter terminated by the Company other than for cause or by reason of the officer's death, disability or retirement on or after age 65, and the proposed transaction is consummated within one year following the officer's termination of employment, the change in control will be deemed to have occurred during the term of the agreement and the officer will be entitled to severance benefits. The officer is also entitled to receive severance benefits if the officer terminates employment for any reason during a 30-day period beginning 12 months after the occurrence of a change in control.

The severance benefits payable under the Change in Control Agreements are as follows: (i) a lump sum payment equal to the present value of the officer's monthly salary which would have been payable for 30 months following the officer's termination of employment but for such termination; (ii) a lump sum payment equal to the present value of a monthly payment payable for 30 months, which monthly payment is calculated by taking one-twelfth of the average of the bonuses earned by the officer for the two calendar years immediately preceding the year in which the officer's termination of employment occurs; (iii) continuation of the officer's health and life insurance benefits for 30 months following the officer's termination of employment at the same level and on the same terms as provided to the officer immediately prior to his termination of employment; (iv) full vesting and continued participation for a period of 30 months following the officer's termination of employment in certain retirement plans or, if such full vesting and continued participation is not allowed, payment by the Company of a lump sum supplemental benefit in lieu of full vesting and continued participation in such plans; and (v) individual career counseling and outplacement services for a reasonable period of time following the officer's termination of employment, up to a maximum cost to the Company of $5,000 per officer.

The Change in Control Agreements with Bishop K. Walker, Jr. and Denny G. Kelly were terminated on January 9, 2002. The Change in Control Agreement with Kennon R. Patterson, Sr. was terminated on January 27, 2003. The Change in Control Agreements with Hodge Patterson, III and Loy McGruder are expected to terminate on April 18, 2003 and June 6, 2003, respectively. See footnote 1 to Summary Compensation Table above.

Retirement/Consulting and Stock Purchase Agreements

On January 9, 2002 the Company entered into agreements with Bishop K. Walker, Jr. and Denny G. Kelly in connection with the retirement of Mr. Walker and Mr. Kelly as executive officers of the Company and Community Bank. Pursuant to these agreements Mr. Walker and Mr. Kelly are to receive payments from Community Bank of $600,000 and $495,000, respectively, payable in two equal installments in January, 2002 and January, 2003. In addition, Community Bank agreed to transfer a bank-owned vehicle to each of Mr. Walker and Mr. Kelly. Mr. Walker and Mr. Kelly each waived all claims against the Company, Community Bank and their respective directors, officers and employees, and agreed to provide consulting services during 2002 and 2003 as requested by management and the Board of Directors on matters to include, but not be limited to, title insurance and stock transfer, in the case of Mr. Walker, and shareholder relations, customer relations and new customer development, in the case of Mr. Kelly. The Company agreed to purchase approximately 270,000 shares of Common Stock from Mr. Walker and approximately 77,000 shares of Common Stock from Mr. Kelly at a price of $12.00 per share subject to any required regulatory approvals. Mr. Walker's stock is to be purchased no later than January, 2004 and Mr. Kelly's stock is to be purchased no later than January, 2005. The Change in Control Agreements between the Company and each of Mr. Walker and Mr. Kelly were terminated. In the event of a change in control of the Company prior to the consummation of the stock purchase by the Company, Mr. Walker and Mr. Kelly each have the option to decline to sell their stock to the Company and to receive the same consideration being paid to other stockholders of the Company in connection with the change in control.

Due to regulatory concerns, the Company did not make the payments due under these contracts in January, 2003. The Company is awaiting regulatory approval of the payments made in January, 2002.

Compensation Committee Interlocks and Insider Participation

The following directors currently serve as members of the Executive Compensation Committee of the Company's Board of Directors and also served on such committee during 2002:

Merritt M. Robbins (Chairman)
Jimmie Trotter (Vice Chairman)
Glynn Debter
Roy B. Jackson
Denny G. Kelly
John J. Lewis, Jr.
Kennon R. Patterson, Jr.

Denny G. Kelly is a former executive officer of the Company and Community Bank. Kennon R. Patterson, Jr. is a former executive officer of Community Bank and the son of Kennon R. Patterson, Sr., the Company's Chief Executive Officer.

In June 2000, Community Bank sold to, and leased back from, Debter Properties, LLC, an Alabama limited liability company of which Glynn Debter is a member, real property. The lease was assigned to Peoples Bank of North Alabama in May 2002. See "Certain Relationships and Related Transactions" above.

EXECUTIVE COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Overview

The Company's Executive Compensation Committee (the "Compensation Committee") is responsible for establishing and administering the Company's executive compensation program. The Compensation Committee also makes recommendations regarding executive compensation to the Board of Directors, which has final approval of the compensation of each executive officer, including the named executive officers identified in the Summary Compensation Table above. The named executive officers do not participate in the Board of Directors' review and determination of their compensation or in the Compensation Committee's review and recommendation of their compensation.

The Company's executive compensation program is designed to attract, reward, retain and motivate executive officers who will provide strong leadership necessary for the Company to achieve superior financial performance and stockholder return, and who will be an integral part of the communities that the Company serves. During 2002, the Company's executive compensation program consisted only of base compensation and long-term incentives. Executive officers also receive various perquisites comparable to those made available to executive officers of other financial institutions, as well as retirement and other employee benefits that are generally available to employees of the Company and its subsidiaries.

Executive Compensation Program

Base Compensation

Base compensation provides the foundation for the Company's executive compensation. Its purpose is to compensate the executive for performing the basic duties that he or she is expected to perform. Salaries are typically reviewed and adjusted each year. During 2002 the base compensation paid to Kennon R. Patterson, Sr. was subject to the terms of his employment agreement with the Company. Mr. Patterson's employment agreement provided for a minimum base salary, is subject to annual review in the discretion of the Board of Directors based upon the recommendation of the Compensation Committee

In determining the base compensation for a particular executive officer, the Compensation Committee performs a subjective evaluation with three primary factors in mind: (i) the officer's individual performance, (ii) performance of the Company and business unit or units of the Company for which the officer is responsible, and (iii) published compensation data for comparable positions at other financial institutions. The Compensation Committee does not assign any relative or specific weights to these factors, and individual members of the Compensation Committee may give differing weights to different factors. Accordingly, during a particular year, the base compensation of an executive officer of the Company may not necessarily be related to the Company's performance during that year or the prior year.

Individual Performance. In determining its recommended compensation for each executive officer of the Company, the Compensation Committee considers the officer's individual performance during the prior year. Individual performance is generally evaluated by reference to the executive officer's annual performance review, in which the officer is subjectively graded by his or her superiors on various specified criteria, such as leadership skill and management ability.

Company Performance. The Compensation Committee also considers the performance during the prior year of the Company and the bank, branch, branches or other business unit or units of the Company for which the executive officer is responsible. For example, in determining the compensation for the Chairman, Chief Executive Officer and President of the Company, the Compensation Committee reviews the performance of the entire Company, and in determining the compensation for the President of Community Bank, the Compensation Committee reviews the performance of Community Bank as a whole. The Compensation Committee subjectively evaluates the performance by the business units with respect to criteria that the Compensation Committee believes to be relevant in assessing the units' performance. The Compensation Committee has not established any target amounts for these criteria, which may differ from unit to unit, depending on the nature of the unit's business (such as banking, consumer finance or insurance) and how long the unit has been in operation, among other factors. The Compensation Committee generally focuses on the following five criteria, to the extent applicable, in assessing each unit's performance: (i) growth in loan portfolio; (ii) growth in deposits; (iii) amount of employee turnover; (iv) net profit; and (v) charge-offs and loan losses.

Published Compensation Data. The Company subscribes to several industry publications that report compensation of the executive officers of other financial institutions. The Compensation Committee reviews information regarding the compensation of similarly-situated executives at comparable institutions in determining its recommended compensation for a particular executive officer.

Based on these and other factors that the Compensation Committee and its members may deem to be relevant, the Compensation Committee determines the base compensation of each executive officer and makes its recommendations to the Board of Directors. The Board of Directors then considers the Compensation Committee's recommendations, and may elect to decrease, increase or approve the compensation recommended by the Compensation Committee. During 2002 the annual base compensation for Kennon R. Patterson, Sr. remained at $917,000. The annual base compensation of the following named officers was increased to reflect additional duties or positions: Loy McGruder to $273,782; Hodge Patterson to $257,438; and Stacey W. Mann to $200,000. Bishop K. Walker, Jr. and Denny G. Kelly retired in January 2002 and Patrick M. Frawley was hired during 2002.

Annual Bonuses

The Company has, to a limited extent, provided short-term incentives to executive officers in the form of annual cash bonuses in recognition of outstanding individual performance and/or business unit performance. The Board of Directors did not award bonuses to any executive officer of the Company for 2002, based on the Board's determination that the officers' base compensation provided adequate compensation based on the Company's performance during 2002.

Long-Term Incentives

The purpose of long-term incentives is to provide incentives and rewards recognizing the performance of the Company over time and to motivate long-term, strategic thinking among executives. During 2002, the Company granted stock options to its directors and certain of its officers as long-term incentives because, among other reasons, the Compensation Committee believes stock options properly align executive pay with stockholders' interests. The grant of stock options is a common method of incentive compensation for financial institutions and other publicly held companies and allows the Company to be competitive with other employers. The number of options granted to a particular executive officer generally reflects the officer's position within the Company, the Compensation Committee's subjective evaluation of the officer's performance and contribution to the Company, and the Compensation Committee's analysis of the value of the options awarded (using a standard methodology for valuing options). During 2002, the Company granted options to Kennon R. Patterson, Sr., Loy McGruder, Hodge Patterson, Stacey Mann, Denny Kelly and certain other senior officers of the Company, with an exercise price equal to 100% of the fair market value of the Common Stock on the date that the options were granted, as determined by the Board of Directors.

Chief Executive Officer Compensation

Effective April 1, 1996, the Company entered into an employment agreement with Kennon R. Patterson, Sr., the Chief Executive Officer of the Company, which was amended on October 14, 1999. Compensation for Mr. Patterson during 2002 was determined in accordance with the terms of his employment agreement and the Board of Directors' subjective evaluation of Mr. Patterson's performance and that of the Company, as well as the other factors and criteria described above for other executive officers of the Company. For 2002 Mr. Patterson's annual base salary remained at $917,000, the amount of his 2001 base salary. Mr. Patterson's cash compensation for 2001 had been reduced by 10% as part of a program to decrease non-interest expenses at the Company.

Mr. Patterson's employment with the Company and Community Bank was terminated on January 27, 2003.

By the Executive Compensation Committee:

Merritt M. Robbins (Chairman)
Jimmie Trotter (Vice Chairman)
Glynn Debter
Roy B. Jackson
Denny G. Kelly
John J. Lewis, Jr.
Kennon R. Patterson, Jr.

PERFORMANCE GRAPH

Set forth below is a graph comparing the yearly percentage change in the cumulative total return of the Common Stock against the cumulative total return of the NASDAQ Stock Market Bank Index and the American Stock Exchange Major Market Index for the last five years. It assumes that the value of the investment in the Common Stock and in each index was $100.00 and that all dividends were reinvested. There is no established trading market for the Common Stock and, therefore, no reliable information is available as to the prices at which such Common Stock has traded. To the extent that cumulative total return data provided in the graph below is based in part on the price of the Common Stock at the dates indicated, such information should not be viewed as indicative of the actual or market value of the Common Stock.


Total Return Performance
Community Bancshares, Inc.
AMEX Major Markets
NASDAQ Bank Index*
Index Value
200
175
150
125
100
75
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02

Index	*Period Ending* 12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02
Community Bancshares, Inc.	100.00	137.78	170.29	146.35	109.76	109.76
AMEX Major Markets	100.00	120.32	144.04	135.75	132.29	116.37
NASDAQ Bank Index*	100.00	99.36	95.51	108.95	117.97	120.61

Source : SNL Financial L.C.

The information provided under the headings "Executive Compensation Committee Report on Executive Compensation" and "Performance Graph" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, or subject to Regulation 14A or 14C, other than as provided in Item 402 of Regulation S-K, or to liabilities of Section 18 of the Exchange Act and, unless specific reference is made therein to such headings, shall not be incorporated by reference to any filings under the Securities Act of 1933 or the Exchange Act.

Item 12 – *Security Ownership of Certain Beneficial Owners and Management*

The following table sets forth certain information, as of March 31, 2003, with respect to ownership of shares of Common Stock by each of the Company's directors, all directors, and executive officers of the Company as a group, and each other person or group that is known by the Company, based solely upon a review of filings made with the SEC, to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

	Shares of Common Stock Beneficially Owned (1)			Percentage of
Person, Group or Entity	Sole Power (2)	Shared Power (3)	Aggregate	Total Shares Outstanding
I. Directors, Nominees and Executive Officers				
Glynn Debter	25,400 (4)	21,611	47,011	*
Patrick M. Frawley	75,500 (5)	174,267	250,267	5.2
Roy B. Jackson	26,500 (6)	6,600	33,100	*
Denny G. Kelly	45,500 (7)	60,208	105,708	2.20
John J. Lewis, Jr.	68,390 (8)	175,467	243,857	5.07
Loy McGruder	46,367 (9)	32,084	78,501	1.63
Kennon R. Patterson, Sr.	41,435 (10)	552,442	593,877	12.35
Kennon R. Patterson, Jr.	31,699 (11)	70,588	102,287	2.13
Merritt M. Robbins	198,427 (12)	179,337	377,764	7.85
Jimmie Trotter	27,000 (13)	178,281	205,281	4.27
All Company directors, nominees for directors and executive officers as a group (11 persons)	601,718	857,496	1,459,764	30.35
II. Others				
U.S. Trust Company, N.A. as Trustee of the Community Bancshares, Inc. Employee Stock Ownership Plan (14)	-	518,742 (15)	518,742 (15)	10.78
Doris S. Corr, Bryan A. Corr, Sr. Tina M. Corr, Joan M. Currier, John David Currier, Sr., Christy C. Chandler, John David Currier, Jr., and Corr, Inc., as a group, 600 Third Avenue East, Oneonta, AL 35121 (16)	181,278	200,071	381,349	7.93
Bishop K. Walker, Jr.	214,229	57,749	271,978	5.65

(1) The number of shares reflected is shares which, under applicable SEC regulations, are deemed to be beneficially owned, including shares as to which, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, either voting power or investment power is held or shared. In addition, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person which are currently exercisable, or

which will become exercisable within 60 days following March 31, 2003, are deemed to be outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The total number of shares beneficially owned is divided, where applicable, into two categories: (i) shares as to which voting/investment power is held solely, and (ii) shares as to which voting/investment power is shared.

(2) Unless otherwise specified in the following footnotes, if a beneficial owner is shown as having sole power, the owner has sole voting as well as sole investment power, and if a beneficial owner is shown as having shared power, the owner has shared voting power as well as shared investment power. Some individuals are shown as beneficial owners of shares held by the Company's ESOP. The individual has sole power to direct the ESOP trustee as to the manner in which shares allocated to the individual's account under the ESOP are to be voted. The individual has no direct power of disposition with respect to shares allocated to the individual's account, except to request a distribution under the terms of the ESOP. The ESOP record keeper has not completed the allocation as of December 31, 2002, so the number of shares shown as allocated to an individual's account are as of December 31, 2001.

(3) This column may include shares held in the name of, among others, a spouse, minor children or certain other relatives sharing the same home as the director, nominee, executive officer or 5% stockholder. In the cases of Messrs. Frawley, Lewis, Robbins and Trotter this column includes 174,267 shares which are held by the ESOP and which have not been allocated to any participant account. These individuals serve as members of the Administrative Committee of the ESOP and have investment authority over the unallocated shares, but each individual disclaims any beneficial ownership with respect to such unallocated shares.

(4) Includes 25,500 shares which could be acquired within 60 days following March 31, 2003 pursuant to stock options.

(5) Includes 75,000 shares which could be acquired within 60 days following March 31, 2003 pursuant to stock options.

(6) Includes 25,000 shares which could be acquired within 60 days following March 31, 2003 pursuant to stock options.

(7) Includes 25,000 shares which could be acquired within 60 days following March 31, 2003 pursuant to stock options and 17,528 shares allocated to Mr. Kelly's ESOP account as of December 31, 2001.

(8) Includes 25,000 shares which could be acquired within 60 days following March 31, 2003 pursuant to stock options and 19,868 shares held by an estate of which Mr. Lewis is the executor and a beneficiary.

(9) Includes 35,000 shares which could be acquired within 60 days following March 31, 2003 pursuant to stock options and 11,367 shares allocated to Mr. McGruder's ESOP account as of December 31, 2001.

(10) Includes 41,335 shares allocated to Mr. Kennon R. Patterson, Sr.'s ESOP account as of December 31, 2001.

(11) Includes 25,000 shares which could be acquired within 60 days following March 31, 2003 pursuant to stock options.

(12) Includes 25,000 shares which could be acquired within 60 days following March 31, 2003 pursuant to stock options.

(13) Includes 25,000 shares which could be acquired within 60 days following March 31, 2003 pursuant to stock options.

(14) The address of North Star Trust Company is 500 West Madison Street, Suite 3630, Chicago, Illinois 60661.

(15) Participants in the ESOP have the power to direct the ESOP trustee how to vote shares allocated to their individual accounts. Any unallocated shares, and any allocated shares with respect to which voting instructions are not received from a participant, will be voted by the appropriate ESOP fiduciary in its discretion.

(16) Information about this group was obtained from a Schedule 13D, and amendments thereto, filed by such group with the SEC.

Item 13 - *Certain Relationships and Related Transactions*

Community Bank has from time to time made loans to certain of its directors and executive officers, and members of their immediate families. Except as noted below, all such loans are made in the ordinary course of business on substantially the same credit terms, including interest rates and collateral and do not represent more than a normal risk of collection or present other unfavorable features. Community Bank maintains a program whereby each of its full-time employees is eligible for a 1% discount in the rate of interest charged on a loan from Community Bank. Federal banking regulations permit executive officers of Community Bank to participate in this program. In addition, Community Bank maintains a program for executive officers and other of its employees who are required by Community Bank to relocate within its market area in connection with their employment with Community Bank. Under this program, each of these employees is eligible for a 5% annual interest rate on first mortgage, real estate loans from Community Bank. The largest aggregate amount of loans to directors and executive officers of the Company and members of their immediate families outstanding at any time during 2002 under these two programs was approximately $2.1 million. As of April 10, 2003, the total outstanding balance of loans by Community Bank to directors and executive officers of the Company and members of their immediate families under these two programs was approximately $1.1 million.

As of March 28, 2003, Community Bank has outstanding to Kennon R. Patterson, Sr., a director of the Company, a real-estate loan in the amount of $5,372,050. During 2002, the highest balance outstanding for this loan was $5,150,000, and its balance at year end was $5,150,000. The loan bears interest at 4.25%. On January 20, 2003, Mr. Patterson filed a petition for protection under Chapter 11 of the United States Bankruptcy Code, and this loan is currently on nonaccrual status.

As of March 28, 2003, Community Bank has outstanding to Hodge Patterson, former Executive Vice President of Community Bank a real-estate loan of $538,350. During 2002, the highest balance outstanding for this loan was $552,732, and its balance at year end was $540,401. The loan bears interest at 5.00%.

As of March 28, 2003, Community Bank has outstanding to Denny G. Kelly, a director of the Company and Community Bank:

(i) a real estate loan in the amount of $305,402. During 2002, the highest balance outstanding for this loan was $305,402 and its balance at year end was $305,402. The loan bears interest at 5.5%.

(ii) a loan in the amount of $630,150. During 2002, the highest balance outstanding for this loan was $580,000 and its balance at year end was $580,000. The loan bears interest at 4.25% and is secured by 61,670 shares of Company common stock. This loan is currently on nonaccrual status.

(iii) An unsecured loan in the amount of $101,377. During 2002, the highest balance outstanding for this loan was $97,500 and its balance at year end was $97,500. The loan bears interest at 4.25% and is currently on nonaccrual status.

The Company has engaged the accounting firm of Schauer, Taylor, Cox, Vise and Morgan, P.C. to perform certain accounting services. Doug Schauer, a member of the firm, is Kennon R. Patterson, Sr.'s son-in-law. Services performed by Schauer, Taylor, Cox, Vise and Morgan, P.C. for the Company in 2002 have been limited to preparation of the Company's quarterly tax accruals, preparation and filing the Company's federal and state tax returns, consultation regarding interpretation and application of accounting standards and EDGAR services in connection with the company's filings with the Securities and Exchange Commission. The Company and its subsidiaries paid Schauer, Taylor, Cox, Vise and Morgan, P.C. $102,684 for services rendered during 2002.

In June 2000, Community Bank loaned $1,696,576 to Debter Properties, LLC, an Alabama limited liability company of which a director of the Company is a member, to fund the purchase from Community Bank of the real property in which Community Bank's Boaz, Alabama office was located. Concurrently with this loan and the purchase of the real property, Community Bank entered into a lease agreement, as the tenant, with Debter Properties, LLC to lease back this real property from Debter Properties, LLC. On May 31, 2002 Community Bank sold its Boaz, Alabama office to Peoples Bank of North Alabama which assumed the loan to Debter Properties, LLC and Community Bank's obligations under the lease.

At December 31, 2002, the total outstanding balance of indebtedness incurred by the ESOP to purchase shares of Common Stock was approximately $2,083,342. This indebtedness, which is owed to a third party and is secured by a pledge of 148,972 shares of Common Stock that have not been allocated by the ESOP, is guaranteed by the Company.

Item 14 – Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

The Company has evaluated the effectiveness of its disclosure controls and procedures pursuant to Securities Exchange Act Rule 13a-14. The evaluation was performed under the supervision and with the participation of management, including the chief executive officer and the chief financial officer, within 90 days prior to the date of the filing of this annual report. Based on this evaluation, the chief executive officer and chief financial officer have concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be disclosed in this annual report has been communicated to them in a manner appropriate to allow timely decisions regarding required disclosure.

(b) Changes in internal controls.

Subsequent to the date of their evaluation, there were no significant changes in internal controls or other factors that could significantly affect internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

Item 15 - *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) Index of documents filed as part of this report:

(b) Reports on Form 8-K

The Company filed four reports on Form 8-K during the fourth quarter of 2002:

October 11, 2002 – Changes in Registrant's Certifying Accountant.

November 5, 2002 – (8-K/A) to include letter from previous accountant in the changes in Registrant's Certifying Accountant.

November 29, 2002 – Proposed settlement of Benson litigation.

December 16, 2002 – Consent Agreement with the Alabama State Banking Department.

(c) Exhibits

3.1 Certificate of Incorporation, as amended and restated May 2000 (1)

3.2 By-Laws of Registrant, as amended and restated May 2000 (2)

4.1 Rights Agent Agreement, dated January 13, 1999, between Community Bancshares, Inc. and the Bank of New York (3)

4.2 Indenture, dated March 23, 2000, by and between Community Bancshares, Inc. and The Bank of New York (4)

10.1 Promissory Note, Guaranty and Pledge Agreement, dated December 1, 1998, by and between Community Bancshares, Inc. and Colonial Bank, N.A. (5)

10.2 Plan document for the Community Bancshares, Inc. Benefit Restoration Plan adopted April 12, 1994, effective January 1, 1995 (6) (*)

10.3 Subordinated Promissory Note, dated October 4, 1994, between Community Bancshares, Inc. as borrower and Jeffrey K. Cornelius as holder (7)

10.4	Employment Agreement, dated March 28, 1996 by and between Kennon R. Patterson, Sr. and Community Bancshares, Inc. (8) (*)
10.5	Amendment to Employment Agreement, dated October 14, 1999, by and between Kennon R. Patterson, Sr. and Community Bancshares, Inc. (9) (*)
10.6	Stock Option Agreement between Community Bancshares, Inc. and Denny Kelly, dated March 26, 1998 (10) (*)
10.7	Stock Option Agreement between Community Bancshares, Inc. and Loy McGruder, dated March 26, 1998 (11) (*)
10.8	Form of Stock Option Agreement between Community Bancshares, Inc. and grantees, dated March 26, 1998 (12) (*)
10.9	Form of Change in Control Agreement between Community Bancshares, Inc. and each of Kennon R. Patterson, Sr. and Loy McGruder dated December 4, 1999 (13) (*)
10.10	Form of Stock Option Agreement for Non-Employee Directors between Community Bancshares, Inc., and each of Glynn Debter, Roy B. Jackson, John J. Lewis, Jr., Merritt Robbins and Robert O. Summerford, dated December 4, 1999 (14) (*)
10.11	Form of Stock Option Agreement for Employees between Community Bancshares, Inc., and each of Kennon R. Patterson, Sr., Bishop K. Walker, Jr., Denny Kelly, and Loy McGruder, dated December 4, 1999 (15) (*)
10.12	Amended and Restated Declaration of Trust, dated March 23, 2000, by and between The Bank of New York (Delaware), The Bank of New York, Community Bancshares, Inc. and Community (AL) Capital Trust I (16)
10.13	Guarantee Agreement, dated March 23, 2000, by and between Community Bancshares, Inc. and The Bank of New York (17)
10.14	Placement Agreement, dated March 23, 2000, between Community (AL) Capital Trust I, Community Bancshares, Inc. and Salomon Smith Barney, Inc. (18)
10.15	Lease Agreement, dated May 31, 2000, between REM, LLC, as lessor, and Community Bank, as lessee (19)
10.16	Addendum to Lease Agreement and Loan Agreement, dated May 31, 2000, between REM, LLC and Community Bank (20)
10.17	Lease Agreement, dated June 1, 2000, between Debter Properties, LLC, as lessor, and Community Bank, as lessee (21)
10.18	Addendum to Lease Agreement and Loan Agreement, dated June 1, 2000, between Debter Properties, LLC and Community Bank (22)
10.19	Form of Amendment to Nonqualified Stock Option Agreement, between Community Bancshares, Inc. and grantee, dated December 12, 2000 (23) (*)
10.20	Change in Control Agreement, dated September 18, 2001, between Community Bancshares, Inc. and Kerri C. Newton (24)(*)
10.21	Form of Stock Option Agreement between Community Bancshares, Inc. and each of Kennon R. Patterson, Sr., Glynn Debter, Roy B. Jackson, Denny Kelly, John J. Lewis, Jr., Loy McGruder, Kennon R. Patterson, Jr., Merritt Robbins, Robert O. Summerford, Jimmie Trotter and Kerri Newton dated December 18, 2001 (25)(*)
10.22	Stock Purchase Agreement dated January, 2002 between Community Bancshares, Inc. and Denny G. Kelly and Arlene S. Kelly (26)(*)
10.23	Stock Purchase Agreement dated January, 2002 between Community Bancshares, Inc. and Bishop K. Walker and Wanda W. Walker (27)(*)
10.24	Severance Agreement dated the 9th day of January, 2002 by and between Denny G. Kelly and Community Bancshares, Inc. and Community Bank (28)(*)
10.25	Severance Agreement dated the 9th day of January, 2002 by and between Bishop K. Walker and Community Bancshares, Inc. and Community Bank (29)(*)
10.26	Acquisition Agreement dated December 21, 2001 by and among First Farmers and Merchants Corporation, First Farmers and Merchants National Bank of Columbia, Community Bank and Community Bancshares, Inc. (30)
10.27	Supplemental Agreement dated January 23, 2002 between First Farmers and Merchants Corporation, First Farmers and Merchants National Bank of Columbia, Community Bank and Community Bancshares, Inc. (31)
10.28	Acquisition Agreement dated the 25th day of February, 2002 by and between First Southern National Bank and Community Bank (32)

10.29	Acquisition Agreement dated the 25th day of February, 2002 by and between Peoples Bank of North Alabama and Community Bank (33)
10.30	Amendment to Subordinated Promissory Note, dated March 26, 2002, between Community Bancshares, Inc. and Jeffrey K. Cornelius (34)
10.31	Form of Stock Option Agreement between Community Bancshares, Inc. and each of Kennon R. Patterson, Sr., Glynn Debter, Roy B. Jackson, Denny Kelly, John J. Lewis, Merritt Robbins, Robert O. Summerford and Jimmie Trotter dated July 19, 2002 (*)
10.32	Form of Stock Option Agreement between Community Bancshares, Inc. and each of Patrick M. Frawley and Kerri C. Kinney dated February 6, 2003 (*)
11	Statement of computation of per share earnings
16	Letter re: change in Certifying Accountant (35)
21	Subsidiaries of the Registrant

Notes to Exhibits:

(1) Filed as Exhibit 3.2 to Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference

(2) Filed as Exhibit 3.1 to Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference

(3) Filed as Exhibit 4.1 to Form 8-A, filed January 21, 1999, and incorporated herein by reference

(4) Filed as Exhibit 4.4 to Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference

(5) Filed as Exhibit 10.2 to Form 10-K for the year ended December 31, 1998, and incorporated herein by reference

(6) Filed as Exhibit 10.13 to Form 10-K for the year ended December 31, 1995, and incorporated herein by reference

(7) Filed as Exhibit 10.15 to Form 10-K for the year ended December 31, 1995, and incorporated herein by reference

(8) Filed as Exhibit 10.1 to Form 10-Q/A-2 for the quarter ended September 30, 1998, and incorporated herein by reference

(9) Filed as Exhibit 10.2 to Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference

(10) Filed as Exhibit 10.38 to Form 10-K for the year ended December 31, 1998, and incorporated herein by reference

(11) Filed as Exhibit 10.40 to Form 10-K for the year ended December 31, 1998, and incorporated herein by reference

(12) Filed as Exhibit 10.41 to Form 10-K for the year ended December 31, 1998, and incorporated herein by reference

(13) Filed as Exhibit 10.32 to Form 10-K for the year ended December 31, 1999, and incorporated herein by reference

(14) Filed as Exhibit 10.33 to Form 10-K for the year ended December 31, 1999, and incorporated herein by reference

(15) Filed as Exhibit 10.34 to Form 10-K for the year ended December 31, 1999, and incorporated herein by reference

(16) Filed as Exhibit 10.1 to Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference

(17) Filed as Exhibit 10.2 to Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference

(18) Filed as Exhibit 10.4 to Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference

(19) Filed as Exhibit 10.1 to Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference

(20) Filed as Exhibit 10.2 to Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference

(21) Filed as Exhibit 10.3 to Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference

(22) Filed as Exhibit 10.4 to Form 10-Q for the quarter ended June 30, 2000, and incorporated herein by reference

(23) Filed as Exhibit 10.45 to Form 10-K for the year ended December 31, 2000, and incorporated herein by reference

(24) Filed as Exhibit 10.1 to Form 10-Q for the quarter ended September 30, 2001, and incorporated herein by reference

(25) Filed as Exhibit 10.22 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference

(26) Filed as Exhibit 10.23 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference

(27) Filed as Exhibit 10.24 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference

(28) Filed as Exhibit 10.25 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference

(29) Filed as Exhibit 10.26 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference

(30) Filed as Exhibit 10.27 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference

(31) Filed as Exhibit 10.28 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference

(32) Filed as Exhibit 10.29 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference

(33) Filed as Exhibit 10.30 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference

(34) Filed as Exhibit 10.31 to Form 10-K for the year ended December 31, 2001, and incorporated herein by reference

(35) Filed as Exhibit 16 to Form 8-K/A dated October 4, 2002, and incorporated herein by reference

---

(*) Management contract or compensation plan or arrangement

Certain financial statements, schedules and exhibits have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized, in the city of Blountsville, State of Alabama, on April 15, 2003. Each of the undersigned certifies that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

COMMUNITY BANCSHARES, INC.

By: /s/ PATRICK M. FRAWLEY
Patrick M. Frawley
Chairman and Chief Executive Officer

By: /s/ KERRI C. KINNEY
Kerri C. Kinney
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in capacities and on the dates indicated.

Signature	
/s/ PATRICK M. FRAWLEY Patrick M. Frawley	Chairman of the Board, President, Chief Executive Officer, Director (principal executive officer)
/s/ KERRI C. KINNEY Kerri C. Kinney	Chief Financial Officer (principal accounting officer)
/s/ GLYNN DEBTOR Glynn Debter	Director
/s/ ROY B. JACKSON Roy B. Jackson	Director
/s/ DENNY KELLY Denny Kelly	Director
/s/ JOHN J. LEWIS, JR. John J. Lewis, Jr.	Director
/s/ LOY MCGRUDER Loy McGruder	Director

Kennon R. Patterson, Jr.	Director
Merritt Robbins	Director
Kennon R. Patterson, Sr.	Director
/s/ JIMMIE TROTTER Jimmie Trotter	Director

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with Community Bancshares, Inc. ("Company") Quarterly Report on Form 10-K for the period ended December 31, 2002 ("Report"), each of the undersigned certify that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 15, 2003

By: /s/ PATRICK M. FRAWLEY
Patrick M. Frawley
Chairman, Chief Executive Officer and President

Date: April 15, 2003

By: /s/ KERRI C. KINNEY
Kerri C. Kinney
Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Patrick M. Frawley, Chief Executive Officer, certify that:

1. I have reviewed this annual report on form 10-K of Community Bancshares, Inc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 14 and 15d – 14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date");
    c) presented in this annual report our conclusions about the effectiveness of the controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

    a) all significant deficiencies, in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003

/s/ PATRICK M. FRAWLEY
Patrick M. Frawley, Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Kerri C. Kinney, Chief Financial Officer, certify that:

1 I have reviewed this annual report on form 10-K of Community Bancshares, Inc;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a – 14 and 15d – 14) for the registrant and have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date");
    c) presented in this annual report our conclusions about the effectiveness of the controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions);

    a) all significant deficiencies, in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 15, 2003

/s/ KERRI C. KINNEY
Kerri C. Kinney, Chief Financial Officer



COMMUNITY Bancshares, Inc.

P.O. Box 1000 · Blountsville, Alabama 35031